Exhibit 2.1

EXECUTION COPY

SHARE PURCHASE AGREEMENT

by and among

MARIN SOFTWARE INCORPORATED,

a Delaware corporation,

SOCIAL MOOV,

a French société par actions simplifiée,

THE COMPANY SECURITYHOLDERS,

and

SYLVAIN ECHE, as the Shareholders’ Agent

Dated as of February 5, 2015

Exhibits

Exhibit A	-	Definitions
Exhibit B	-	Domain Names Assignment Agreement

Schedules

Company Disclosure Letter

Schedule A	-	Company Shareholders
Schedule 1.2(b)(xi)	-	Contracts to be Amended or Terminated
Schedule 1.2(b)(xxii)	-	Non-Founder Employment Agreements to Amend
Schedule 6.10	-	Aggregate Amount of Employee Grants

SHARE PURCHASE AGREEMENT

This SHARE PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of February 5, 2015 (the “Agreement Date”), by and among Marin Software Incorporated, a Delaware corporation (“Acquirer”), Social Moov, a French société par actions simplifiée (the “Company”), the Company Securityholders and Sylvain Eche, as the Shareholders’ Agent (the “Shareholders’ Agent”). Certain other capitalized terms used herein are defined in Exhibit A.

RECITALS

A.	The Company Shareholders are the owners of all of the shares of Company Common Stock.

B.	Acquirer desires, subject to the terms and conditions set forth in this Agreement and the transactions contemplated by this Agreement and the documents referenced herein (collectively, the “Transactions”), to purchase from the Company Shareholders and each Company Shareholder desires to sell to Acquirer, all of the shares of Company Common Stock owned by such Company Shareholders free from any Encumbrances and subject to the terms and conditions set forth in this Agreement (the “Share Purchase”).

C.	The Company Securityholders and Acquirer desire to make certain representations, warranties, covenants and other agreements in connection with the Share Purchase as set forth herein.

D.	The board of directors of Acquirer or a duly authorized committee thereof has approved this Agreement and the Transactions, including the Share Purchase and the issuance of shares of Acquirer Common Stock in connection therewith, upon the terms and subject to the conditions set forth herein, and Acquirer shall, on the Agreement Date immediately following execution and delivery of this Agreement, adopt this Agreement and approve the Share Purchase.

E.	Sylvain Eche and Véronique Bergeot (each, a “Key Employee”) are each party to an employment offer letter by and between each Key Employee and the Company in existence at the time of the Agreement Date (the “Existing Offer Letter”) and concurrently with the execution of this Agreement, and as a condition and inducement to Acquirer’s willingness to enter into this Agreement, Sylvain Eche and Véronique Bergeot (each, a “Key Employee”) have each executed (i) the Employment Agreement Amendment (as defined below), which amendment shall include an agreement by such Key Employee not to compete against Acquirer, the Company or any of their Subsidiaries (the “Non-Competition Provisions”), together with (ii) a confidential information and assignment agreement and all other Company policies, including Acquirer’s Insider Trading Policy (collectively,the documents in clauses (i) and (ii) referred to as the “Employee Documents”).

Now, Therefore, in consideration of the representations, warranties, covenants, agreements and obligations contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE SHARE PURCHASE

1.1 The Closing. Upon the terms and subject to the conditions set forth herein, the closing of the Transactions (the “Closing”) shall take place remotely via the exchange of final documents and signature pages (i) on a date and time to be agreed by Acquirer and the Company, which date shall be no later than the third Business Day following the date on which all of the conditions set forth in Article VII of this Agreement have been satisfied or waived (other than those conditions that, by their terms, are intended to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or (ii) such other time as Acquirer and the Company agree. The date on which the Closing occurs is sometimes referred to herein as the “Closing Date.”

1.2 Closing Deliveries.

(a) Acquirer Deliveries. Acquirer shall deliver to the Company, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date, executed on behalf of Acquirer by a duly authorized officer of Acquirer to the effect that each of the conditions set forth in Section 7.2(a) has been satisfied;

(ii) the Escrow Agreement, executed by Acquirer and the Escrow Agent; and

(iii) the tax transfer forms (formulaires Cerfa 2759) duly countersigned by Acquirer in respect of all shares of Company Common Stock.

(b) Company Shareholder Deliveries. The Company Shareholders shall deliver, or cause the Company to deliver, to Acquirer, at or prior to the Closing:

(i) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, to the effect that each of the conditions set forth in Section 7.3(a)(i) and Section 7.3(f) has been satisfied;

(ii) a certificate, dated as of the Closing Date and executed on behalf of each of the Company Securityholders by the Shareholders’ Agent, to the effect that each of the conditions set forth in Section 7.3(a)(ii) has been satisfied;

(iii) a certificate, dated as of the Closing Date and executed on behalf of the Company by its Secretary, certifying (A) the articles of association of the Company in effect as of the Closing (the “Organizational Documents”) and (B) other matters reasonably requested by Acquirer;

(iv) written acknowledgments pursuant to which any Person that is entitled to any Transaction Expenses acknowledges (A) the total amount of Transaction Expenses that (1) has been incurred and paid to such Person prior to the Closing and (2) has been incurred and remains payable to such Person and (B) that, upon payment of such remaining payable amount at the Closing, it shall be paid in full and shall not be owed any other amount by any of Acquirer, the Company and/or its Affiliates;

(v) Employee Documents, effective as of the Closing, executed by each Key Employee;

(vi) evidence reasonably satisfactory to Acquirer of the resignation of each officer of the Company in office immediately prior to the Closing as officers of the Company, effective as of, and contingent upon, the Closing Date;

(vii) a certificate of good standing (certificate de non faillite) from the Paris Trade and Companies register and its equivalent from each other jurisdiction in which the Company is qualified to do business as a foreign corporation, dated within three Business Days prior to the Closing Date, certifying that the Company is in good standing;

(viii) evidence reasonably satisfactory to Acquirer of the termination of any agreement with Company Shareholders, including a waiver of any rights of first refusal, rights to any liquidation preference, redemption rights, lock-ups, exit rights and rights of notice of any Company Securityholder with respect to any of the Transactions, including any and all rights pursuant to those certain Main Shareholders’ Agreement, dated August 18, 2011, between the Company and the Company Shareholders party thereto and Simplified Shareholders’ Agreements, dated July 2, 2014, between the Company and the Company Shareholders party thereto, in all cases, effective as of, and contingent upon the Closing;

(ix) the Spreadsheet completed to include all of the information specified in Section 6.7 in a form reasonably satisfactory to Acquirer and a certificate executed by the Chief Executive Officer of the Company, dated as of the Closing Date, certifying on behalf of the Company that the Spreadsheet is true, correct and complete;

(x) the Company Closing Financial Certificate;

(xi) evidence reasonably satisfactory to Acquirer of (A) the Company’s receipt of all consents, waivers and approvals described in Section 6.4(a) and (B) the amendment or termination, as applicable, of each of the Contracts listed on Schedule 1.2(b)(xi), as described therein;

(xii)(A) evidence reasonably satisfactory to Acquirer with respect to the repayment of all Company Debt, which evidence acknowledges full satisfaction of all obligations if the Company pursuant to the Company Debt and the release of all Encumbrances relating to the Company Debt and (B) waiver or release of any security interest held by any third party in any asset of the Company as of the Closing Date, including pursuant to any Company Debt, executed by a duly authorized Person, whereby any such security interest is terminated, with evidence reasonably satisfactory to Acquirer that all Encumbrances on assets of the Company (including any premiums above the principal amount of such Company Debt or any fees payable in connection with such Company Debt) shall have been released prior to, or shall be released simultaneously with, the Closing;

(xiii) evidence reasonably satisfactory to Acquirer of (A) the exercise of the Company Warrants prior to or as of, and contingent upon, the Closing or (B) acknowledgment that the Company Warrants shall terminate effective upon the Closing;

(xiv) the Escrow Agreement, executed by each Founder and the Shareholders’ Agent;

(xv) executed confirmatory assignments of Intellectual Property from any of the Company’s current and former employees and independent contractors and consultants that have not executed such agreements, in each case in a form that is reasonably satisfactory to Acquirer;

(xvi) duly executed share transfer forms in favor of Acquirer in respect of all shares of Company Common Stock to comply with Article R. 228-10 of the French commercial code;

(xvii) duly executed tax transfer forms (formulaires Cerfa 2759) in respect of all shares of Company Common Stock;

(xviii) the Company Shareholders’ accounts and share transfer register, recording the transfers of all of the shares of Company Common Stock to the Acquirer, effective at the date hereof;

(xix) the holding of all such meetings of the relevant corporate bodies of the Company as are necessary to be held in order to (A) appoint replacement for the officers of the Company who shall resign at the Closing Date in accordance with Section 1.2(b)(viii) above, and (B) amend the articles of association of the Company;

(xx) duly executed share transfer forms in favor of the Founders in respect of all shares of Company Common Stock held by all Company Shareholders (other than the Founders), including all Company Warrantholders that would receive shares of Company Common Stock issued upon the exercise of Company Warrants (the “Minority Shareholders”), to comply with Article R. 228-10 of the French commercial code;

(xxi) evidence reasonably satisfactory to Acquirer that a copy of the disclosure materials have provided to all Minority Shareholders transferring shares of Company Common Stock to the Founders pursuant to Section 1.2(b)(xx) (the “Disclosure Materials”);

(xxii) executed amendments to the employment agreements of each Founder and each employee of the Company set forth on Schedule 1.2(b)(xxii), in each case in a form that is reasonably satisfactory to Acquirer (the “Employment Agreement Amendment”) and with respect to each Founder, which Employment Agreement Amendment shall include the Non-Competition Provisions;

(xxiii) domain names assignment agreement in substantially the form attached hereto as Exhibit B, executed by Sylvain Eche Conseil and the Company; and

(xxiv) amendment to the Company’s www.socialmoov.com website to comply with applicable e-commerce directives in a manner reasonably satisfactory to Acquirer.

(c) Receipt by Acquirer of any of the agreements, instruments, certificates or documents delivered pursuant to this Section 1.2(b) shall not be deemed to be an agreement by Acquirer that the information or statements contained therein are true, correct or complete, and shall not diminish Acquirer’s remedies hereunder if any of the foregoing agreements, instruments, certificates or documents are not true, correct or complete.

1.3 The Share Purchase.

(a) Treatment of Company Common Stock and Company Warrants. Upon the terms and subject to the conditions set forth herein, on the Closing Date:

(i) Company Common Stock. Each Company Shareholder agrees to sell, transfer and deliver to Acquirer at the Closing, and Acquirer agrees to purchase from such Company Shareholder, all rights, title and interest in and to all shares of Company Common Stock owned by such Company Shareholder as of immediately prior to the Closing (as set forth on the Spreadsheet), free and clear of all Encumbrances, in exchange for the right to receive at Closing, for each share of Company Common Stock, (A) an amount in cash, without interest, equal to the Common Per Share Cash Consideration and (B) a number of shares of Acquirer Common Stock equal to the Closing Common Per Share Stock Consideration.

(ii) Company Warrants. Each Company Warrant, whether vested or unvested, shall, without any further action on the part of any holder thereof, be cancelled and extinguished and shall not be assumed by Acquirer in the Share Purchase.

(iii) Total Amount. Notwithstanding anything to the contrary contained herein, in no event shall the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock to be paid and issued, respectively, by Acquirer to the Company Shareholders (excluding the Employee Grants) exceed the Total Amount.

(b) Additional Consideration. In addition to the consideration payable to the Founders pursuant to Section 1.3(a) (such additional consideration payable pursuant to this Section 1.3(b), the “Additional Consideration”):

(i) On the one-year anniversary of the Closing Date, for each share of Company Common Stock owned by a Founder as of immediately prior to the Closing (as set forth on the Spreadsheet), Acquirer shall issue to such Founder that number of shares of Acquirer Common Stock equal to the Milestone 1 Per Share Stock Consideration; provided that such shares of Acquirer Common Stock shall only be issued to a Founder if such Founder continues to be employed by the Post-Closing Employer on the one-year anniversary of the Closing Date (and if such Founder is not employed, then no shares of Acquirer Common Stock pursuant to this Section 1.3(b)(i) shall be issued to such Founder); provided, however, if such Founder’s employment is terminated by the Post-Closing Employer without Cause or such Founder terminates his or her employment for Good Reason, then the number of shares of Acquirer Common Stock issuable under this Section 1.3(b)(i) shall nevertheless be issued to such Founder within 10 Business Days following the date of such termination.

(ii) On the two-year anniversary of the Closing Date, for each share of Company Common Stock owned by a Founder as of immediately prior to the Closing (as set forth on the Spreadsheet), Acquirer shall issue to such Founder that number of shares of Acquirer Common Stock equal to the Milestone 2 Per Share Stock Consideration; provided that such shares of Acquirer Common Stock shall only be issued to a Founder if such Founder continues to be employed by the Post-Closing Employer on the two-year anniversary of the Closing Date (and if such Founder is not employed, then no shares of Acquirer Common Stock pursuant to this Section 1.3(b)(ii) shall be issued to such Founder); provided, however, if such Founder’s employment is terminated by the Post-Closing Employer without Cause or such Founder terminates his or her employment for Good Reason, then the number of shares of Acquirer Common Stock issuable under this Section 1.3(b)(ii) shall nevertheless be issued to such Founder within 10 Business Days following the date of such termination.

(iii) For the avoidance of doubt, the termination of one Founder’s employment shall have no bearing on the right of shares of Acquirer Common Stock issuable under this Section 1.3(b) to the other Founders.

(iv) In the event that after the Closing and prior to the one-year anniversary or two-year anniversary of the Closing Date, as applicable, (A) Acquirer sells, transfers or assigns all of the outstanding shares of Company Common Stock (the “Company Spin-Off”) to a third party that is not an Affiliate of Acquirer (the “Future Acquiring Party”) and (B) both the Founders become employed by the Future Acquiring Party upon the closing of the Company

Spin-Off (a “Company Sale”), then as a condition to the consummation of such Company Sale, Acquirer shall require that such third party agree to be bound by Acquirer’s obligations to issue, within 10 Business Days following the date of such Company Sale, (x) the Milestone 1 Stock Consideration and the Milestone 2 Stock Consideration if the Company Sale occurs prior to the one-year anniversary of the Closing Date and (y) Milestone 2 Stock Consideration if the Company Sale occurs after the one-year anniversary prior to the two-year anniversary of the Closing Date, on the terms and as set forth in this Section 1.3(b), except that instead of shares of Acquirer Common Stock, such third party shall either (1) issue to the Company Shareholders a number of shares of such third party’s capital stock or (2) pay cash, at the election of the Future Acquiring Party, with an equivalent value the Milestone 1 Stock Consideration or the Milestone 2 Stock Consideration, as applicable, as of the Closing.

(c) Post-Closing Accounts Receivable Adjustment. Within 210 days after the Closing, Acquirer shall calculate the aggregate amount of the Excluded Accounts Receivable that were paid within 180 days after the Closing Date (such amount, the “Post-Closing Received AR”). If:

(i) at the Closing Date there is a Closing Net Working Capital Excess, then within five Business Days after such calculation has been completed, Acquirer shall pay to each Company Securityholder an amount equal to (A) the Post-Closing Received AR multiplied by (B) each Company Securityholder’s Consideration Pro Rata Share and concurrently with such payment provide a notice to each Company Securityholder setting forth Acquirer’s calculations pursuant to this Section 1.3(c); and

(ii) at the Closing Date, there is not a Closing Net Working Capital Excess, then Acquirer shall pay to each Company Securityholder an amount equal to (A) the sum of (1) the Post-Closing Received AR plus the Company Net Working Capital minus (2) the Closing Net Working Capital Upper Target multiplied by (B) each Company Securityholder’s Consideration Pro Rata Share and concurrently with such payment provide a notice to each Company Securityholder setting forth Acquirer’s calculations pursuant to this Section 1.3(c), provided, that, if the amount set forth subclause (A) of this clause (ii) is negative, then no payment shall be made to the Company Securityholders pursuant to this Section 1.3(c).

(d) Post-Closing Project Contads Adjustment. Within 90 days after the Closing, Acquirer shall determine the aggregate amount of the grant that the Company receiving during such 90-day period received directly resulting from the grant application for the Project Contads R&D from the French Administration (the “Project Contads R&D Amount”). To the extent that (i) either Acquirer or the Company has informed the French Administration of the change in status of the Company as a result of the Share Purchase and the transactions contemplated by this Agreement and (ii) the Company has received the Project Contads R&D Amount, then within five Business Days after 90 days after the Closing, Acquirer shall pay to each Company Securityholder an amount equal to (x) the Project Contads R&D Amount multiplied by (y) each Company Securityholder’s Consideration Pro Rata Share. To the extent the Company has received a Project Contads R&D Amount in excess of the amount that should have been received pursuant to French law (the “Accurate Project Contads Amount,”), the payment hereunder shall be based on the Accurate Project Contads Amount. In the event the Company Securityholders disagree with the Accurate Project Contads Amount, the Shareholders’ Agent shall provide written notice to Acquirer within 30 days after receipt of payment for the Accurate Project Contads Amount from Acquirer, and any such dispute shall be resolved in accordance with the provisions set forth in Sections 1.6(d) and (e).

(e) Treatment of Company Common Stock Owned by the Company. At the Closing, all shares of Company Common Stock that are owned by the Company as treasury stock immediately prior to the Closing shall be cancelled and extinguished without any conversion thereof or payment of any cash or other property or consideration therefor and shall cease to exist.

(f) Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into capital stock), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock or Acquirer Common Stock occurring after the Agreement Date and prior to the Closing, all references herein to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

(g) Rights Not Transferable. The rights of the Company Securityholders under this Agreement as of immediately prior to the Closing are personal to each such Company Securityholder and shall not be transferable for any reason, other than by operation of law, will or the laws of descent and distribution without action taken by or on behalf of such Company Securityholder. Any attempted transfer of such right by any holder thereof (other than as permitted by the immediately preceding sentence) shall be null and void.

(h) Fractional Shares. The number of shares of Acquirer Common Stock into which a Company Shareholder’s shares of Company Common Stock are converted pursuant to this Article I shall be rounded down to the nearest whole number of shares of Acquirer Common Stock. In lieu of any fractional shares of Acquirer Common Stock to which any Company Shareholder would otherwise be entitled (after aggregating, for each particular stock certificate representing Company Common Stock, all fractional shares of Acquirer Common Stock to be received by such holder), such Company Shareholder shall receive from Acquirer an amount in cash (rounded to the nearest whole cent) equal to the product of (i) such fraction and (ii) the Acquirer Stock Price.

(i) No Interest. Notwithstanding anything to the contrary contained herein, no interest shall accumulate on any cash payable in connection with the consummation of the Share Purchase and the other Transactions.

1.4 Payment and Exchange Procedures.

(a) Exchange.

(i) Pursuant to the timing set forth in Section 1.4(a)(iii), each Company Shareholder shall be entitled to receive (A) the amount of cash and (B) the number of shares of Acquirer Common Stock that such Company Shareholder has the right to receive pursuant to Section 1.3(a) and Acquirer shall provide an executed instruction letter to Computershare, Acquirer’s transfer agent, on the Closing Date, less, in the case of a Founder, such Founder’s Escrow Pro Rata Share of the Cash Escrow Amount.

(ii) Any certificates or book-entry entitlements representing the shares of Acquirer Common Stock to be issued pursuant to Section 1.3(a) and Section 1.3(b) shall bear the following legends to the extent applicable (along with any other legends that may be required under Applicable Law):

“(1) THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (“SECURITIES ACT”), OR UNDER APPLICABLE STATE SECURITIES LAWS AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S PROMULGATED UNDER THE SECURITIES ACT OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL FOR THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OR APPLICABLE STATE SECURITIES LAWS.

(2) THE SHARES EVIDENCED HEREBY ARE SUBJECT TO A RIGHT OF REPURCHASE AND INDEMNITY OBLIGATIONS AS SET FORTH IN AN AGREEMENT WITH THE COMPANY.”

It is Acquirer’s current policy not to issue stock certificates representing shares of its capital stock, and all new issuances of capital stock are reflected on Acquirer’s books and records in book entry only, with appropriate notations reflecting the applicable legends.

(iii) Acquirer will (A) on the Closing Date, initiate a wire transfer to each Company shareholder of funds equal to the aggregate amount of cash payable to such Company Shareholder pursuant to Section 1.3(a)(i) and (B) on the Closing Date, provide an executed instruction letter to Computershare, Acquirer’s transfer agent, directing Computershare to issue to each Company Shareholder the aggregate number of shares of Acquirer Common Stock issuable to such Company Shareholder pursuant to Section 1.3(a)(i), less, in the case of a Founder, such Founder’s Escrow Pro Rata Share of the Cash Escrow Amount.

(b) Escrow Amount. Notwithstanding anything to the contrary in the other provisions of this Article I, Acquirer shall withhold from each Founder’s applicable portion of the Cash Consideration issuable to such Founder pursuant to Section 1.3(a) such Founder’s Escrow Pro Rata Share of the Cash Escrow Amount and shall deposit the Cash Escrow Amount with the Escrow Agent pursuant to Section 9.1. The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Founders under Section 1.6(f), Section 1.6(g) and Article IX, and shall be held and distributed in accordance with Section 1.6(i) and Section 9.1.

(c) Lock-up Agreement. Each Company Shareholder’s Consideration Pro Rata Share of the Restricted Stock (the “Base Shares”), together with any additional shares of Acquirer Common Stock that may be issued from time to time on the Base Shares, including without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like (the “Additional Shares” and, together with the Base Shares, the “Lock-Up Shares”), shall be subject to the restrictions and obligations set forth in this Section 1.4(c). For the avoidance of doubt, dividends declared on Acquirer Common Stock in the form of cash or property (other than shares of Acquirer Common Stock) shall not be subject to the restrictions and obligations set forth in this Section 1.4(c) and shall be distributed to the Company Shareholders concurrently with their distribution to the other stockholders of Acquirer.

(i) Each Company Shareholder shall not, directly or indirectly, without the prior written consent of the Acquirer offer, sell, pledge, contract to sell (including any short sale), grant any option to purchase or otherwise dispose of any Lock-Up Shares or enter into any Hedging Transaction (as defined below) relating to the Lock-Up Shares (each of the foregoing referred to as a

“Disposition”) for a period from the date hereof until such restrictions and obligations have lapsed, as provided in the following sentence. The restrictions and obligations on the Lock-Up Shares set forth in this Section 1.4(c)(i) shall lapse and be of no further force on the date that is nine months following the Closing Date (the “Lapse Date”). The foregoing restrictions are expressly intended to preclude each Company Shareholder from engaging in any Hedging Transaction or other transaction which is designed to or reasonably expected to lead to or result in a Disposition even if the securities would be disposed of by someone other than the Company Shareholder. “Hedging Transaction” means any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any security (other than a broad-based market basket or index) that includes, relates to or derives any significant part of its value from the Lock-Up Shares. Notwithstanding the foregoing, each Company Shareholder may transfer any or all of the Lock-Up Shares (A) to an immediate family member or a trust formed for the direct or indirect benefit of such Company Shareholder or an immediate family member of such Company Shareholder, (B) by gift, will or intestacy, (C) to any corporation, partnership, limited liability company or other entity all of the beneficial ownership interests of which are held by such Company Shareholder or the immediate family of such Company Shareholder, (D) if such Company Shareholder is a corporation, partnership or other business entity (1) to another corporation, partnership or other business entity that is a controlled or managed affiliate of such Company Shareholder or (2) as part of a disposition, transfer or distribution such Company Shareholder to its equity holders, partners, members or affiliates or any of its affiliates’ directors, officers and employees or (E) if such Company Shareholder is a trust, to a trustor or beneficiary of the trust; provided, however, that, in each such case, it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Lock-Up Shares subject to the provisions of this Section 1.4(c)(i), and there shall be no further transfer of such Lock-Up Shares except in accordance with this Section 1.4(c)(i). For purposes of the foregoing, “immediate family” means any relationship by blood, marriage, domestic partnership or adoption, no more remote than a first cousin.

(ii) Without limiting the restrictions or obligations in this Section 1.4(c), any Disposition by the Company Shareholder shall remain at all times subject to applicable securities laws, including without limitation the resale restrictions imposed by Rule 144 promulgated under the Securities Act.

(iii) Acquirer may place an appropriate restrictive legend on the stock certificates representing the Lock-Up Shares issued to the Company Shareholder to indicate that such shares are subject to the terms of this Section 1.4(c). Acquirer agrees that it will (or will instruct the transfer agent for Acquirer to) promptly remove such restrictive legend upon the earlier to occur of (1) the Lapse Date or (2) the termination of this Section 1.4(c) pursuant to its terms or (B) as otherwise expressly contemplated by this Agreement. Acquirer may, and each Company Shareholder will, with respect to any Lock-Up Shares, cause the transfer agent for Acquirer to note stop transfer instructions with respect to the Lock-Up Shares on the transfer books and records of Acquirer.

(iv) This Section 1.4(c) shall terminate immediately and be of no further force or effect upon the earliest to occur of:

(A) immediately prior to the consummation of (1) any acquisition or purchase from Acquirer by any Person or Group of a 50% or more interest in the total outstanding voting securities of Acquirer, (2) any merger, consolidation, business combination, share exchange or similar transaction involving Acquirer pursuant to which the stockholders of Acquirer immediately preceding such transaction will hold securities representing less than 50% of the total outstanding voting power of the surviving or resulting entity of such transaction (or parent entity of such surviving or resulting entity), (3) any sale, lease, exchange, transfer, exclusive license or disposition of assets (including capital stock or other ownership interests in subsidiaries) representing 50% or more of the aggregate fair market value of the consolidated assets of Acquirer and its subsidiaries taken as a whole, or (4) any spin-off, spin-out, split-up, carve-out or similar event pursuant to which assets representing 50% or more of either the aggregate fair market value of the assets of the Company as of the Closing Date or the business of the Company as of the Closing Date will be transferred in one or more transactions;

(B) immediately prior to the consummation of any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning securities representing 50% or more of the total outstanding voting power of Acquirer (provided that notwithstanding the foregoing, each Company Shareholder will be entitled to submit Lock-Up Shares for such tender offer or exchange offer if he or she so chooses; provided, further, that if such tender offer or exchange offer is not subsequently closed, the Lock-Up Shares are not accepted for purchase, or the Company Shareholder otherwise withdraws such shares from such tender offer or exchange offer, then any Lock-Up Shares submitted for such tender offer or exchange offer shall again become subject to the terms and conditions of this Section 1.4(c)); or

(C) (1) the filing of a petition by or against Acquirer under any chapter of the Bankruptcy Reform Act, Title 11 of the United States Code, as amended or recodified from time to time, or under any similar law relating to bankruptcy, insolvency or other relief for debtors, (2) appointment of a receiver, trustee, custodian or liquidator of or for all or any part of the assets or property of Acquirer, (3) the insolvency of Acquirer, or (4) the making of a general assignment for the benefit of creditors by Acquirer.

(d) Transfers of Ownership. If any cash amount or share of Acquirer Common Stock payable or issuable pursuant to Section 1.3(a) is to be paid or issued to a Person other than the Company Shareholder to which the shares of Company Common Stock is registered in the Company’s books and records, it shall be a condition of the payment or issuance thereof that such shares of Company Common Stock shall be properly endorsed and otherwise in proper form for transfer and that the Person requesting such exchange shall have paid to Acquirer or any agent designated by Acquirer any transfer or other Taxes required by reason of the payment of cash or issuance of shares of Acquirer Common Stock in any name other than that of the registered holder of such shares of Company Common Stock, or established to the satisfaction of Acquirer or any agent designated by Acquirer that such Tax has been paid or is not payable.

(e) No Liability. Notwithstanding anything to the contrary in this Section 1.4, no party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Applicable Law.

(f) Unclaimed Consideration. Each Company Shareholder who has not theretofore complied with the exchange procedures set forth in and contemplated by this Section 1.4 shall look only to Acquirer (subject to abandoned property, escheat and similar Applicable Law) for its claim, only as a general unsecured creditor thereof, to any portion of the Purchase Consideration payable or issuable pursuant to Section 1.3(a).

1.5 No Further Ownership Rights in the Company Common Stock or Company Warrants. The applicable portion of the Purchase Consideration paid or payable and issued or issuable in accordance with this Agreement shall be paid or payable or issued or issuable in full satisfaction of all rights pertaining to the shares of Company Common Stock, and, subject to Section 1.2(b)(xxii), there shall be no further registration of transfers on the records of the Company of shares of Company Common Stock that were issued and outstanding immediately prior to the Closing.

1.6 Company Net Working Capital and Company Net Cash Adjustments.

(a) Pursuant to Section 6.11, the Company shall deliver the Company Closing Financial Certificate to Acquirer not later than five Business Days prior to the Closing Date.

(b) Within 90 days after the Closing, Acquirer may object to the calculation of Company Net Working Capital and/or Company Net Cash, as the case may be, included in the Company Closing Financial Certificate (the “NWC Calculations”) by delivering to the Shareholders’ Agent a notice (the “Acquirer NWC Notice”) setting forth Acquirer’s calculation of Company Net Working Capital and/or Company Net Cash and the amount by which Company Net Working Capital and/or Company Net Cash, as applicable, as calculated by Acquirer is less than that as set forth in the Company Closing Financial Certificate, in each case together with supporting documentation, information and calculations.

(c) The Shareholders’ Agent may object to the calculation of Company Net Working Capital or Company Net Cash set forth in the Acquirer NWC Notice by providing written notice of such objection to Acquirer within 20 days after Acquirer’s delivery of the Acquirer NWC Notice (the “Notice of Objection”), together with supporting documentation, information and calculations. Any matters not expressly set forth in the Notice of Objection shall be deemed to have been accepted by the Shareholders’ Agent on behalf of the Company Securityholders.

(d) If the Shareholders’ Agent timely provides the Notice of Objection, then Acquirer and the Shareholders’ Agent shall confer in good faith for a period of up to 10 Business Days following Acquirer’s timely receipt of the Notice of Objection in an attempt to resolve any disputed matter set forth in the Notice of Objection, and any resolution by them shall be in writing and shall be final and binding on the parties hereto and the Company Securityholders.

(e) If, after the 10 Business Day period set forth in Section 1.6(d), Acquirer and the Shareholders’ Agent cannot resolve any matter set forth in the Notice of Objection, then Acquirer shall select one of Deloitte, KPMG, PricewaterhouseCoopers or Ernst & Young, so long as such independent audit firm is not then performing services for Acquirer (the “Reviewing Accountant”), to review only the matters in the Notice of Objection that are still disputed by Acquirer and the Shareholders’ Agent and the NWC Calculations to the extent relevant thereto. After such review and a review of the Company’s relevant books and records, the Reviewing Accountant shall promptly (and in any event within 60 days following its engagement) determine the resolution of such remaining disputed matters, which determination shall be final and binding on the parties hereto and the Company Securityholders, and the Reviewing Accountant shall provide Acquirer and the Shareholders’ Agent with a calculation of Company Net Working Capital or Company Net Cash, as applicable, in accordance with such determination. The Reviewing Accountant shall act as an expert (and not as an arbitrator) in accordance with Article 1592 of the French Civil Code in making its determination which shall, in the absence of manifest error, be final and binding on the parties to this Agreement and, without prejudice to any other rights which they may respectively have under this Agreement, the parties to this Agreement expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.

(f) If the sum of (x) Company Net Working Capital as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Working Capital”), plus (y) the Closing Net Working Capital Shortfall, if any, is less than the Closing Net Working Capital Lower Target (such difference, the “Final Net Working Capital Shortfall”), then the Company Securityholders shall severally but not jointly indemnify and hold harmless Acquirer without any dispute by the Shareholders’ Agent, for the full amount of:

(i) the Final Net Working Capital Shortfall; and

(ii) all fees, costs and expenses of the Reviewing Accountant to be paid by the Company Securityholders pursuant to Section 1.6(h)(ii) or Section 1.6(h) (iii), if any.

(g) If the sum of (x) Company Net Cash as finally determined pursuant to Section 1.6(b), Section 1.6(d) and/or Section 1.6(e), as the case may be (the “Final Net Cash”), plus (y) the Closing Net Cash Shortfall, if any, is less than the Closing Net Cash Target (such difference, the “Final Net Cash Shortfall”), then the Company Securityholders shall severally but not jointly indemnify and hold harmless Acquirer without any dispute by the Shareholders’ Agent, for the full amount of:

(i) the Final Net Cash Shortfall; and

(ii) all fees, costs and expenses of the Reviewing Accountant to be paid by the Company Securityholders pursuant to Section 1.6(h) (ii) or Section 1.6(h) (iii), if any.

(h) The fees, costs and expenses of the Reviewing Accountant shall be paid (i) by Acquirer in the event the difference between the Final Net Working Capital or Final Net Cash, as applicable, as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Acquirer NWC Notice (such difference, the “Acquirer’s Difference”) is greater than the difference between the Final Net Working Capital or Final Net Cash, as applicable, as determined by the Reviewing Accountant pursuant to Section 1.6(e) and the NWC Calculations set forth in the Notice of Objection (such difference, the “Shareholders’ Agent’s Difference”), (ii) by the Company Securityholders if the Acquirer’s Difference is less than the Shareholders’ Agent’s Difference or (iii) equally by Acquirer on the one hand, and the Company Securityholders on the other hand, if the Acquirer’s Difference is the same as the Shareholders’ Agent’s Difference.

(i) Acquirer’s right to indemnification pursuant to this Section 1.6 will not be subject to any of the limitations set forth in Article IX. Any payments made pursuant to this Section 1.6 shall be treated as adjustments to the Purchase Consideration for all Tax purposes to the maximum extent permitted under Applicable Law.

1.7 Tax Consequences. Acquirer, the Company and the Company Securityholders acknowledge that the Share Purchase is intended to be a taxable purchase of shares for U.S. income tax purposes. Notwithstanding the foregoing, Acquirer makes no representations or warranties to the Company or to any Company Securityholder regarding the Tax treatment of the Share Purchase, or any of the Tax consequences to the Company or any Company Securityholder of this Agreement, the Share Purchase or the other Transactions or the other agreements contemplated by this Agreement. The Company acknowledges that the Company and the Company Securityholders are relying solely on their own Tax advisors in connection with this Agreement, the Share Purchase and the other Transactions and the other agreements contemplated by this Agreement.

1.8 Certain Taxes. All transfer, documentary, sales, use, stamp, registration and other Taxes and fees (including any penalties and interest) incurred in connection with this Agreement shall be paid by the applicable Company Securityholder when due (provided that the stamp duty applicable to the transfer of the shares of Company Common Stock equal to 0.1% of the consideration to be received by a Company Securityholder in the Transaction shall be paid by Acquirer), and such Company Securityholder shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees.

1.9 Withholding Rights. Each of Acquirer and the Company shall be entitled to deduct and withhold from any payments of cash or issuances of Acquirer Common Stock pursuant to this Agreement to any Key Employee, any Continuing Employee or any holder of any shares of Company Common Stock or Company Warrants, such amounts in cash and/or shares of Acquirer Common Stock as Acquirer or the Company is required to deduct and withhold with respect to any such payments or issuances under the Code or any provision of state, local, provincial or foreign Tax law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid or issued, as applicable, to such Persons in respect of which such deduction and withholding was made.

1.10 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Company with full right, title and interest in, to and under, and/or possession of, all assets, property, rights, privileges, powers and franchises of the Company, the officers of the Company are fully authorized, in the name and on behalf of the Company or otherwise, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the disclosures set forth in the disclosure letter of the Company delivered to Acquirer concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (each of which disclosures, in order to be effective, shall clearly indicate the Section and, if applicable, the Subsection of this Article II to which it relates (unless and only to the extent the relevance to other representations and warranties is readily apparent from the actual text of the disclosures without any reference to extrinsic documentation or any independent knowledge on the part of the reader regarding the matter disclosed), and each of which disclosures shall also be deemed to be representations and warranties made by the Company to Acquirer under this Article II), the Company represents and warrants to Acquirer as follows:

2.1 Organization, Standing, Power and Subsidiaries.

(a) The Company is a French société par actions simplifiée duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. The Company has the corporate power to own, operate, use, distribute and lease its properties and to conduct the Business and is duly licensed or qualified to do business and is in good standing in each jurisdiction where the failure to be so qualified or in good standing, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect with respect to the Company. Other than as set forth in Section 2.1(a) of the Company Disclosure Letter, the Company has and, since its inception has had, no Subsidiaries or any Equity Interest, whether direct or indirect, in, or any loans to, any corporation, partnership, limited liability company, joint venture or other business entity. The Company is the owner of all of the issued and outstanding shares of capital stock of each Subsidiary, free and clear of all Encumbrances (other than Permitted Encumbrances), and all such shares are duly authorized, validly issued, fully paid and nonassessable and are not subject to any preemptive right or right of first refusal created by statute, the articles of association, articles of incorporation, bylaws or other equivalent organizational or governing documents, as applicable, of such Subsidiary or any Contract to which such Subsidiary is a party or by which it is bound. There are no outstanding subscriptions, options, warrants, “put” or “call” rights, exchangeable or convertible securities or other Contracts of any similar character relating to the issued or unissued capital stock or other securities of any Subsidiary, or otherwise obligating the Company or any Subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire or sell any such securities.

(b) Schedule 2.1(b) of the Company Disclosure Letter sets forth a true, correct and complete list of the names and titles of the officers of the Company.

2.2 Capital Structure.

(a) The authorized Company Common Stock consists solely of 54,550 shares of Company Common Stock. A total of 54,550 shares of Company Common Stock are issued and outstanding as of the Agreement Date, and there are no other issued and outstanding shares of Company Common Stock and no commitments or Contracts to issue any shares of Company Common Stock other than pursuant to the exercise of Company Warrants that are outstanding as of the Agreement Date. The Company holds no treasury shares. Schedule 2.2(a) of the Company Disclosure Letter sets forth, as of the Agreement Date, (i) a true, correct and complete list of the Company Shareholders and the number and type of such shares so owned by such Company Shareholder, and any beneficial holders thereof, if applicable and (ii) the number of such shares of Company Common Stock that are Unvested Company Shares, including as applicable the number and type of such Unvested Company Shares, the per share purchase price paid for such Unvested Company Shares, the vesting schedule in effect for such Unvested Company Shares (and the terms of any acceleration thereof), the per share repurchase price payable for such Unvested Company Shares and the length of the repurchase period following the termination of service of the holder of such Unvested Company Shares. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and, as of the Closing Date, shall be free of any Encumbrances, outstanding subscriptions, preemptive rights or “put” or “call” rights created by statute, the Organizational Documents or any Contract to which the Company is a party or by which the Company or any of its assets is bound. The Company has never declared or paid any dividends on any shares of Company Common Stock. There is no Liability for dividends accrued and unpaid by the Company. The Company is not under any obligation to register under the Securities Act or any other Applicable Law any shares of Company Common Stock, any Equity Interests or any other securities of the Company, whether currently outstanding or that may subsequently be issued. All issued and outstanding shares of Company Common Stock and all Company Warrants were issued in compliance with Applicable Law and all requirements set forth in the Organizational Documents and any applicable Contracts to which the Company is a party or by which the Company or any of its assets is bound.

(b) The Company has never granted Company Options and no Company Options have ever been outstanding.

(c) Schedule 2.2(c) of the Company Disclosure Letter sets forth, as of the Agreement Date, a true, correct and complete list of all Company Warrantholders, including the number of shares and type of Company Common Stock subject to each Company Warrant, the date of grant, the exercise or vesting schedule (and the terms of any acceleration thereof), the exercise price per share and the term of each Company Warrant. True, correct and complete copies of each Company Warrant have been provided to Acquirer, and such Company Warrants have not been amended or supplemented since being provided to Acquirer, and there are no Contracts providing for the amendment or supplement of such Company Warrants. The terms of the Company Warrants permit the treatment of Company Warrants as provided herein, without notice to, or the consent or approval of, the Company Warrantholders, the Company Shareholders or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for such Company Warrants.

(d) As of the Agreement Date, there are no authorized, issued or outstanding Equity Interests of the Company other than shares of Company Common Stock and Company Warrants. Other than as set forth on Schedules 2.2(a), 2.2(b) and 2.2(c) of the Company Disclosure Letter, as of the Agreement Date, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, (i) obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested, or (ii) obligating the Company to grant, extend, accelerate the vesting and/or repurchase rights of, change the price of, or otherwise amend or enter into any such Company Warrant, call, right or Contract.

(e) No Company Debt (i) granting its holder the right to vote on any matters on which any Company Securityholder may vote (or that is convertible into, or exchangeable for, securities having such right) or (ii) the value of which is in any way based upon or derived from capital or voting stock of the Company, is issued or outstanding as of the Agreement Date (collectively, “Company Voting Debt”).

(f) There are no Contracts relating to voting, purchase, sale or transfer of any Company Common Stock (i) between or among the Company and any Company Securityholder, other than written Contracts granting the Company the right to purchase unvested shares upon termination of employment or service, and (ii) to the knowledge of the Company, between or among any of the Company Securityholders. No Contract of any character to which the Company is a party to or by which the Company or any of its assets is bound relating to any Unvested Company Shares requires or otherwise provides for any accelerated vesting of any Unvested Company Shares or the acceleration of any other benefits thereunder, in each case in connection with the Transactions or upon termination of employment or service with the Company or Acquirer, or any other event, whether before, upon or following the Closing or otherwise.

(g) As of the Closing, (i) the number of shares of Company Common Stock set forth in the Spreadsheet as being owned by a Person, or subject to Company Warrants owned by such Person, will constitute the entire interest of such Person in the issued and outstanding Company Common Stock or any other Equity Interests of the Company, (ii) no Person not disclosed in the Spreadsheet will have a right to acquire from the Company any shares of Company Common Stock, Company Warrants or any other Equity Interests of the Company and (iii) the shares of Company Common Stock and/or Company Warrants disclosed in the Spreadsheet will be free and clear of any Encumbrances.

(h) Schedule 2.2(h) of the Company Disclosure Letter identifies each employee of the Company or other Person with an offer letter or other Contract or Company Employee Plan that contemplates a grant of, or right to purchase or receive: (i) options to purchase shares of Company Common Stock or other equity awards with respect to Company Common Stock or (ii) other securities of the Company, that in each case, have not been issued or granted as of the date of this Agreement, together with the number of such options, other equity awards or other securities and any promised terms thereof.

2.3 Authority; Non-contravention.

(a) The Company has all requisite corporate power and authority to enter into this Agreement and the other Company Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the other Company Transaction Documents and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Company. Each Transaction Document has been duly executed and delivered by the Company and, assuming the due execution and delivery of such Transaction Document by the other parties hereto, constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement and the other Company Transaction Documents, by the Company does not, and the consummation of the Transactions will not, (i) result in the creation of any Encumbrance on any of the material assets of the Company or any of the shares of Company Common Stock or (ii) conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, (A) any provision of the Organizational Documents or other equivalent organizational or governing documents of the Company, in each case as amended to date, (B) any Contract of the Company or any Contract applicable to any of its material assets or (C) any Applicable Law.

(c) No consent, approval, Order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity or any other Person is required by or with respect to the Company in connection with the execution and delivery of this Agreement or any other Company Transaction Document or the consummation of the Transactions, except for such other consents, approvals, Orders, authorizations, registrations, declarations, filings and notices that, if not obtained or made, would not adversely affect, and would not reasonably be expected to adversely affect, the Company’s ability to perform or comply with the covenants, agreements or obligations of the Company herein or in any other Company Transaction Document or to consummate the Transactions in accordance with this Agreement or any other Company Transaction Document and Applicable Law.

(d) The Company and the Company Shareholders have taken all actions such that the restrictive provisions of any “control share acquisition,” “interested shareholder” or other similar statute or regulation in the organizational or governing documents of the Company will not be applicable to any of Acquirer, the Company or the Company, or to the execution, delivery, or performance of this Agreement.

2.4 Financial Statements; No Undisclosed Liabilities; Absence of Changes.

(a) The Company has made available to Acquirer its audited, consolidated financial statements for each fiscal year subsequent to the Company’s inception date through December 31, 2013 and unaudited, consolidated financial statements for the fiscal year ending December 31, 2014 (including, in each case, balance sheets, statements of operations and statements of cash flows) (collectively, the “Financial Statements”), which are included as Schedule 2.4(a) of the Company Disclosure Letter. The Financial Statements (i) are derived from and in accordance with the books and records of the Company, (ii) complied as to form with applicable accounting requirements with respect thereto as of their respective dates, (iii) fairly and accurately present the consolidated financial condition of the Company at the dates therein indicated and the consolidated results of operations and cash flows of the Company for the periods therein specified, (iv) are true, correct and complete and (v) were prepared in accordance with the accounting principles defined in the French plan comptable general (règlement CRC 99-03) (the “Accounting Principles”), except for the absence of footnotes in the unaudited Financial Statements, applied on a consistent basis throughout the periods involved.

(b) The Company has no Liabilities of any nature other than (i) those set forth or adequately provided for in the balance sheet included in the Financial Statements (the “Company Balance Sheet”) as of December 31, 2013 (the “Company Balance Sheet Date”), (ii) those incurred in the conduct of the Company’s business since the Company Balance Sheet Date in the ordinary course consistent with past practice that are of the type that ordinarily recur and, individually or in the aggregate, are not material in nature or amount and do not result from any breach of Contract, warranty, infringement, tort or violation of Applicable Law and (iii) those incurred by the Company in connection with the execution of this Agreement. Except for Liabilities reflected in the Financial Statements, the Company has no off-balance sheet Liability of any nature to, or any financial interest in, any third parties or entities, the purpose or effect of which is to defer, postpone, reduce or otherwise avoid or adjust the recording of expenses incurred by the Company. All reserves that are set forth in or reflected in the Company Balance Sheet have been established in accordance with the Accounting Principles consistently applied and are adequate. Without limiting the generality of the foregoing, the Company has never guaranteed any debt or other obligation of any other Person.

(c) Schedule 2.4(c) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Debt, including, for each item of Company Debt, the agreement governing the Company Debt and the interest rate, maturity date, any assets securing such Company Debt and any prepayment or other penalties payable in connection with the repayment of such Company Debt at the Closing.

(d) Schedule 2.4(d) of the Company Disclosure Letter sets forth the names and locations of all banks and other financial institutions at which the Company maintains accounts and the names of all Persons authorized to make withdrawals therefrom.

(e) The accounts receivable of the Company (the “Accounts Receivable”) as reflected on the Company Balance Sheet and as will be reflected in the Company Closing Financial Certificate arose in the ordinary course of business consistent with past practice and represent bona fide claims against debtors for sales and other charges, and have been collected or are collectible in the book amounts thereof within 120 days following the Agreement Date, less an amount not in excess of the allowance for doubtful accounts provided for in the Company Balance Sheet or in the Company Closing Financial Certificate, as the case may be. Allowances for doubtful accounts and warranty returns have been prepared in accordance with the Accounting Principles consistently applied and in accordance with the Company’s past practice and are sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. The Accounts Receivable arising after the Company Balance Sheet Date and before the Closing Date (i) arose or shall arise in the ordinary course of business consistent with past practice, (ii) represented or shall represent bona fide claims against debtors for sales and other charges and (iii) have been collected or are collectible in the book amounts thereof within 120 days following the Agreement Date, less allowances for doubtful accounts and warranty returns determined in accordance with the Accounting Principles consistently applied and the Company’s past practice that are or shall be sufficient to provide for any losses that may be sustained on realization of the applicable Accounts Receivable. None of the Accounts Receivable is subject to any claim of offset, recoupment, set-off or counter-claim and, to the knowledge of the Company, there are no facts or circumstances (whether asserted or unasserted) that could give rise to any such claim. No material amount of Accounts Receivable is contingent upon the performance by the Company of any obligation or Contract other than normal warranty repair and replacement. No Person has any Encumbrance on any Accounts Receivable, and no agreement for deduction or discount has been made with respect to any such Accounts Receivable. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, an aging of the Accounts Receivable in the aggregate and by customer, and indicates the amounts of allowances for doubtful accounts and warranty returns. Schedule 2.4(e) of the Company Disclosure Letter sets forth, as of the Agreement Date, such amounts of Accounts Receivable that are subject to asserted warranty claims by customers and reasonably detailed information regarding asserted warranty claims made within the last year, including the type and amounts of such claims.

(f) The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with the Accounting Principles and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Company and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. None of the Company, the Company’s independent auditors and, to the knowledge of the Company, any current or former employee, consultant or officer of the Company, has identified or been made aware of any fraud, whether or not material, that involves Company’s management or other current or former employees, consultants directors of Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing. None of the Company and, to the knowledge of the Company, any Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements. No attorney representing the Company, whether or not employed by the Company, has reported to any officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or its Representatives. There are no significant deficiencies or material weaknesses in the design or operation of the Company’s internal controls that could adversely affect the Company’s ability to record, process, summarize and report financial data.

(g) Since the Company Balance Sheet Date, (i) the Company has conducted the Business only in the ordinary course of business consistent with past practice, (ii) there has not occurred any event that is material and adverse with respect to the Company and (iii) the Company has not done, caused or permitted any action that would constitute a breach of Section 5.2 if such action were taken by the Company, without the written consent of Acquirer, between the Agreement Date and the earlier of the termination of this Agreement and the Closing.

2.5 Litigation. Except as set forth on Schedule 2.5 of the Company Disclosure Letter, there is no Legal Proceeding to which the Company is a party pending before any Governmental Entity, or, to the knowledge of the Company, threatened against the Company or any of its assets or any of its officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company), and, to the knowledge of the Company, there is not any reasonable basis for any such Legal Proceeding. There is no Order against the Company, any of its assets, or, to the knowledge of the Company, any of its officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company). To the knowledge of the Company, there is no reasonable basis for any Person to assert a claim against the Company or any of its assets or any of its directors, officers or employees (in their capacities as such or relating to their employment, services or relationship with the Company) based upon: (i) the Company entering into this Agreement, any of the Transactions or the agreements contemplated by this Agreement, including a claim that such officer or employee breached a fiduciary duty in connection therewith, (ii) any confidentiality or similar agreement entered into by the Company regarding its assets or (iii) any claim that the Company has agreed to sell or dispose of any of its assets to any party other than Acquirer, whether by way of merger, consolidation, sale of assets or otherwise. The Company does not have any Legal Proceeding pending against any other Person.

2.6 Restrictions on Business Activities. There is no Contract or Order binding upon the Company that restricts or prohibits, purports to restrict or prohibit, has or would reasonably be expected to have, whether before or after consummation of the Share Purchase, the effect of prohibiting, restricting or impairing any current or presently proposed business practice of the Company, any acquisition of property by the Company or the conduct or operation of the Business or, excluding restrictions on the use of Third-Party Intellectual Property contained in the applicable written license agreement therefor, limiting the freedom of the Company to (i) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (ii) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services. Other than the Material Contracts or as set forth on Schedule 2.6 of the Company Disclosure Letter, there are no Contracts or permits to which the Company is a party that relate to or affect the assets or properties of the Company.

2.7 Compliance with Laws; Governmental Permits.

(a) The Company has complied in all material respects with, is not in violation in any material respect of, and has not received any notices of violation with respect to, Applicable Law.

(b) The Company has obtained each material governmental consent, license, permit, grant or other authorization of a Governmental Entity (i) pursuant to which the Company currently operates or holds any interest in any of its assets or properties or (ii) that is required for the conduct of the Business or the holding of any such interest (all of the foregoing consents, licenses, permits, grants and other authorizations, collectively, the “Company Authorizations”), and all of the Company Authorizations are in full force and effect. The Company has not received any notice or other communication from any Governmental Entity regarding (i) any actual or possible violation of any Company Authorization or (ii) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Company Authorization, and to the knowledge of the Company, no such notice or other communication is forthcoming. The Company has materially complied with all of the terms of the Company Authorizations and none of the Company Authorizations will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.8 Title to, Condition and Sufficiency of Assets.

(a) The Company has good title to, or valid leasehold interest in all of its properties, and interests in properties and assets, real and personal, reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except properties and assets, or interests in properties and assets, sold or otherwise disposed of since the Company Balance Sheet Date in the ordinary course of business consistent with past practice), or, with respect to leased properties and assets, valid leasehold interests in such properties and assets that afford the Company valid leasehold possession of the properties and assets that are the subject of such leases, in each case, free and clear of all Encumbrances, except Permitted Encumbrances. Schedule 2.8(a) of the Company Disclosure Letter identifies each parcel of real property leased by the Company. The Company has provided to Acquirer true, correct and complete copies of all leases, subleases and other agreements under which the Company uses or occupies or has the right to use or occupy, now or in the future, any real property or facility, including all modifications, amendments and supplements thereto. The Company does not currently own any real property.

(b) The assets and properties owned by the Company (i) constitute all of the assets and properties that are necessary for the Company to conduct, operate and continue the conduct of the Business and to sell and otherwise enjoy full rights to exploitation of its assets, properties and all products and services that are provided in connection with its assets and properties and (ii) constitute all of the assets and properties that are used in the conduct of the Business, without (A) the need for Acquirer to acquire or license any other asset, property or Intellectual Property or (B) the breach or violation of any Contract.

2.9 Intellectual Property.

(a) As used herein, the following terms have the meanings indicated below:

(i) “Company Data” means all data collected, generated, or received in connection with the marketing, delivery, or use of any Company Product, including Company-Licensed Data, Company-Owned Data and Personal Data.

(ii) “Company Data Agreement” means any Contract involving Company Data to which the Company is a party or is bound by, except for the standard terms of service entered into by users of the Company Products (copies of which have been provided to Acquirer).

(iii) “Company Intellectual Property” means any and all Company-Owned Intellectual Property and any and all Third-Party Intellectual Property that is licensed to the Company.

(iv) “Company Intellectual Property Agreements” means any Contract governing any Company Intellectual Property to which the Company is a party or bound by, except for Contracts for Third-Party Intellectual Property that is generally, commercially available software and (A) is not material to the Company, (B) has not been modified or customized for the Company and (C) is licensed for an annual fee under $1,000.

(v) “Company-Owned Intellectual Property” means any and all Intellectual Property that is owned or purported to be owned by the Company.

(vi) “Company Privacy Policies” means, collectively, any and all (A) of the Company’s data privacy and security policies, whether applicable internally, or published on Company Websites or otherwise made available by the Company to any Person, (B) public representations (including representations on Company Websites), industry self-regulatory obligations and commitments and Contracts with third parties relating to the Processing of Company Data and (C) policies and obligations applicable to the Company as a result of Company’s certification, if applicable, under the US-EU/Switzerland Safe Harbor.

(vii) “Company Products” means all products or services produced, marketed, licensed, sold, distributed or performed by or on behalf of the Company and all products or services currently under development by the Company.

(viii) “Company Registered Intellectual Property” means the United States, international and foreign: (A) patents and patent applications (including provisional applications), (B) registered trademarks, applications to register trademarks, intent-to-use applications, or other registrations or applications related to trademarks, (C) registered Internet domain names and (D) registered copyrights and applications for copyright registration, in each case registered or filed in the name of, or owned by, the Company.

(ix) “Company Source Code” means, collectively, any software source code or database specifications or designs, or any material proprietary information or algorithm contained in or relating to any software source code or database specifications or designs, of any Company-Owned Intellectual Property or Company Products.

(x) “Company Websites” means all web sites owned, operated or hosted by the Company or through which the Company conducts the Business (including those web sites operated using the domain names listed in Schedule 2.9(c) of the Company Disclosure Letter), and the underlying platforms for such web sites.

(xi) “Intellectual Property” means (A) Intellectual Property Rights and (B) Proprietary Information and Technology.

(xii) “Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: patents, utility models, and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, continuations and continuations-in-part thereof and equivalent or similar rights in inventions and discoveries anywhere in the world, including invention disclosures, common law and statutory rights associated with trade secrets, confidential and proprietary information and know-how, industrial designs and any registrations and applications therefor, trade names, logos, trade dress, trademarks and service marks, trademark and service mark registrations, trademark and service mark applications and any and all goodwill associated with and symbolized by the foregoing items, Internet domain name applications and registrations, Internet and World Wide Web URLs or addresses, copyrights, copyright registrations and applications therefor and all other rights corresponding thereto, database rights, mask works, mask work registrations and applications therefor and any equivalent or similar rights in semiconductor masks, layouts, architectures or topology, moral and economic rights of authors and inventors, however denominated and any similar or equivalent rights to any of the foregoing, and all tangible embodiments of the foregoing.

(xiii) “Open Source Materials” means software or other material that is distributed as “free software,” “open source software” or under similar licensing or distribution terms (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL) the Sun Industry Standards License (SISL) and the Apache License).

(xiv) “Personal Data” means a natural Person’s (including a customer’s or an employee’s) name, street address, telephone number, e-mail address, photograph, social security number, driver’s license number, passport number or customer or account number, or any other piece of information that allows the identification of a natural Person or is otherwise considered personally identifiable information or personal data under Applicable Law.

(xv) “Privacy Laws” means (A) each Applicable Law applicable to the protection or Processing or both of Personal Data, and includes rules relating to the U.S.-EU/Switzerland Safe Harbor, if applicable, Payment Card Industry Data Security Standards, and direct marketing, e-mails, text messages or telemarketing, (B) guidance issued by a Governmental Entity that pertains to one of the laws, rules or standards outlined in clause (A) and (C) industry self-regulatory principles applicable to the protection or Processing of Personal Data, direct marketing, e-mails, text messages or telemarketing.

(xvi) “Process” or “Processing” means, with respect to data, the use, collection, processing, storage, recording, organization, adaption, alteration, transfer, retrieval, consultation, disclosure, dissemination or combination of such data.

(xvii) “Proprietary Information and Technology” means any and all of the following: works of authorship, computer programs, source code and executable code, whether embodied in software, firmware or otherwise, assemblers, applets, compilers, user interfaces, application programming interfaces, protocols, architectures, documentation, annotations, comments, designs, files, records, schematics, test methodologies, test vectors, emulation and simulation tools and reports, hardware development tools, models, tooling, prototypes, breadboards and other devices, data, data structures, databases, data compilations and collections, inventions (whether or not patentable), invention disclosures, discoveries, improvements, technology, proprietary and confidential ideas and information, know-how and information maintained as trade secrets, tools, concepts, techniques, methods, processes, formulae, patterns, algorithms and specifications, customer lists and supplier lists and any and all instantiations or embodiments of the foregoing or any Intellectual Property Rights in any form and embodied in any media.

(xviii) “Third-Party Intellectual Property” means any and all Intellectual Property owned by a third party.

(b) Status. The Company has full title and ownership of, or is duly licensed under or otherwise authorized to use, all Intellectual Property necessary to enable it to carry on the Business, free and clear of any Encumbrances and without any conflict with or infringement upon the rights of others. The Company Intellectual Property collectively constitute all of the intangible assets, intangible properties, rights and Intellectual Property necessary for Acquirer’s conduct of, or that are used in or held for use for, the Business without: (i) the need for Acquirer to acquire or license any other intangible asset, intangible property or Intellectual Property Right and (ii) the breach or violation of any Contract. The Company has not transferred ownership of, or granted any exclusive rights in, any Company Intellectual Property to any third party. No third party has any ownership right, title, interest, claim in or lien on any of the Company-Owned Intellectual Property or Company-Owned Data.

(c) Company Registered Intellectual Property. Schedule 2.9(c) of the Company Disclosure Letter lists all Company Registered Intellectual Property, the jurisdictions in which it has been issued or registered or in which any application for such issuance and registration has been filed or the jurisdictions in which any other filing or recordation has been made and all actions that are required to be taken by the Company within 120 days following the Agreement Date in order to avoid prejudice to, impairment or abandonment of such Intellectual Property Rights (including all office actions, provisional conversions, annuity or maintenance fees or re-issuances). Each item of Company Registered Intellectual Property is valid (or in the case of applications, applied for) and subsisting, all registration, maintenance and renewal fees currently due in connection with such Company Registered Intellectual Property have been paid and all documents, recordations and certificates in connection with such Company Registered Intellectual Property currently required to be filed have been filed with the relevant patent, copyright, trademark or other authorities in France or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such Company Registered Intellectual Property and recording the Company’s ownership interests therein. The Company has provided to Acquirer tangible copies of all of the Company’s pending patent applications.

(d) Company Products. Schedule 2.9(d) of the Company Disclosure Letter lists all Company Products that have been made available for use or purchase by the Company, including any product or service currently under development and scheduled for commercial release within 90 days following the date of this Agreement, for each such Company Product (and each version thereof) identifying its release date.

(e) No Assistance. At no time during the conception of or reduction to practice of any of the Company-Owned Intellectual Property was the Company or any developer, inventor or other contributor to such Company-Owned Intellectual Property operating under any grants from any Governmental Entity or agency or private source, performing research sponsored by any Governmental Entity or agency or private source or subject to any employment agreement or invention assignment or nondisclosure agreement or other obligation with any third party that could adversely affect the Company’s rights in such Company-Owned Intellectual Property.

(f) Founders. All rights in, to and under all Intellectual Property created by the Company’s founders for or on behalf or in contemplation of the Company (i) prior to the inception of the Company or (ii) prior to their commencement of employment with the Company have been duly and validly assigned to the Company, and the Company has no reason to believe that any such Person is unwilling to provide Acquirer or the Company with such cooperation as may reasonably be required to complete and prosecute all appropriate French and foreign patent and copyright filings related thereto.

(g) Invention Assignment and Confidentiality Agreement. The Company has secured from all (i) consultants, advisors, employees and independent contractors who independently or jointly contributed to or participated in the conception, reduction to practice, creation or development of any Intellectual Property for the Company and (ii) named inventors of patents and patent applications owned or purported to be owned by the Company (any Person described in clauses (i) or (ii), an “Author”), unencumbered and unrestricted exclusive ownership of, all of the Authors’ right, title and interest in and to such Intellectual Property, and the Company has obtained the waiver of all non-assignable rights. No Author has retained any rights, licenses, claims or interest whatsoever with respect to any Intellectual Property developed by the Author for the Company. Without limiting the foregoing, the Company has obtained written and enforceable proprietary information and invention disclosure and Intellectual Property assignments from all current and former Authors and, in the case of patents and patent applications, such assignments have been recorded with the relevant authorities in the applicable jurisdiction or jurisdictions. The Company has made available to Acquirer copies of all forms of such disclosure and assignment documents currently and historically used by the Company and, in the case of patents and patent applications, the Company has made available to Acquirer copies of all such assignments.

(h) No Violation. No current or former employee, consultant, advisor or independent contractor of the Company: (i) is in violation of any term or covenant of any Contract relating to employment, invention disclosure, invention assignment, non-disclosure or non-competition or any other Contract with any other party by virtue of such employee’s, consultant’s, advisor’s or independent contractor’s being employed by, or performing services for, the Company or using trade secrets or proprietary information of others without permission or (ii) has developed any technology, software or other copyrightable, patentable or otherwise proprietary work for the Company that is subject to any agreement under which such employee, consultant, advisor or independent contractor has assigned or otherwise granted to any third party any rights (including Intellectual Property Rights) in or to such technology, software or other copyrightable, patentable or otherwise proprietary work. Neither the execution nor delivery of this Agreement will conflict with or result in a breach of the terms, conditions or provisions of, or constitute a default under, any Contract of the type described in clause (i) of the immediately foregoing sentence.

(i) Confidential Information. The Company has taken all commercially reasonable steps to protect and preserve the confidentiality of all confidential or non-public information of the Company (including trade secrets) or provided by any third party to the Company (“Confidential Information”). All current and former employees and contractors of the Company and any third party having access to Confidential Information have executed and delivered to the Company a written legally binding agreement regarding the protection of such Confidential Information. The Company has implemented and maintains reasonable security, disaster recovery and business continuity plans consistent with industry practices of companies offering similar services, and acts in compliance therewith and has tested such plans on a periodic basis, and such plans have proven effective upon testing. To the knowledge of the Company, the Company has not experienced any breach of security or otherwise unauthorized access by third parties to the Confidential Information, including Personal Data in the Company’s possession, custody or control. There has not been any failure with respect to any of the computer systems, including software, used by the Company in the conduct of the Business. To the knowledge of the Company, there has been no Company or third-party breach of confidentiality.

(j) Non-Infringement. To the knowledge of the Company, there is no unauthorized use, unauthorized disclosure, infringement or misappropriation of any Company-Owned Intellectual Property by any third party. The Company has not brought any Legal Proceeding for infringement or misappropriation of any Company-Owned Intellectual Property. The Company has no Liability for infringement or misappropriation of any Third-Party Intellectual Property. The operation of the Business, including (i) the design, development, manufacturing, reproduction, marketing, licensing, sale, offer for sale, importation, distribution, provision and/or use of any Company Product and/or Company-Owned Intellectual Property and (ii) the Company’s use of any product, device, process or service used in the Business as previously conducted, currently conducted and as proposed to be conducted by the Company, has not, does not and will not infringe (directly or indirectly, including via contribution or inducement), misappropriate or violate any Third-Party Intellectual Property, breach any terms of service, click-through agreement or any other agreement or rules, policies or guidelines applicable to use of such Third-Party Intellectual Property, and does not constitute unfair competition or unfair trade practices under the Applicable Law of any jurisdiction in which the Company conducts its business or in which Company Products are manufactured, marketed, distributed, licensed or sold and there is no basis for any such claims. The Company has not been sued in any Legal Proceeding or received any written communications (including any third-party reports by users) alleging that the Company has infringed, misappropriated, or violated or, by conducting the Business, would infringe, misappropriate, or violate any Intellectual Property of any other Person or entity. No Company Intellectual Property or Company Product is subject to any Legal Proceeding, Order, settlement agreement or right that restricts in any manner the use, transfer or licensing thereof by the Company, or that may affect the validity, use or enforceability of any Company Intellectual Property. The Company has not received any opinion of counsel that any Company Product or Company-Owned Intellectual Property or the operation of the business of the Company, as previously or currently conducted, or as currently proposed to be conducted, infringes or misappropriates any Third-Party Intellectual Property Rights. The Company has not received any opinion of counsel that any Company Product or Company Owned Intellectual Property or the operation of the business of the Company, as previously or currently conducted, or as currently proposed to be conducted by the Company, infringes or misappropriates any Third Party Intellectual Property Rights.

(k) Licenses; Agreements.

(i) The Company has not granted any options, licenses or agreements of any kind relating to any Company-Owned Intellectual Property outside of normal nonexclusive end use terms of service entered into by users of the Company Products in the ordinary course (copies of which have been provided to Acquirer), and the Company is not bound by or a party to any option, license or agreement of any kind with respect to any of the Company-Owned Intellectual Property.

(ii) The Company is not obligated to pay any royalties or other payments to third parties with respect to the marketing, sale, distribution, manufacture, license or use of any Company Products or Company-Owned Intellectual Property or any other property or rights.

(l) Other Intellectual Property Agreements. With respect to the Company Intellectual Property Agreements:

(i) each such agreement is valid and subsisting and has, where required, been duly recorded or registered;

(ii) the Company is not (and will not be as a result of the execution and delivery or effectiveness of this Agreement or the performance of the Company’s obligations under this Agreement), in breach of any Company Intellectual Property Agreement and the consummation of the Transactions will not result in the modification, cancellation, termination, suspension of, or acceleration of any payments, rights, obligations or remedies with respect to any Company Intellectual Property Agreements, or give any non-Company party to any Company Intellectual Property Agreement the right to do any of the foregoing;

(iii) to the knowledge of the Company, no counterparty to any Company Intellectual Property Agreement is in breach thereof;

(iv) at and after the Closing, the Company (as a direct or indirect wholly owned subsidiary of Acquirer) will be permitted to exercise all of the Company’s rights under the Company Intellectual Property Agreements to the same extent the Company would have been able to had the Transactions not occurred and without the payment of any additional amounts or consideration other than ongoing fees, royalties or payments that the Company would otherwise be required to pay;

(v) to the knowledge of the Company, there are no disputes or Legal Proceedings (pending or threatened) regarding the scope of any Company Intellectual Property Agreements, or performance under any Company Intellectual Property Agreements including with respect to any payments to be made or received by the Company thereunder;

(vi) no Company Intellectual Property Agreement requires the Company to include any Third-Party Intellectual Property in any Company Product or obtain any Person’s approval of any Company Product at any stage of development, licensing, distribution or sale of that Company Product;

(vii) none of the Company Intellectual Property Agreements grants any third party exclusive rights to or under any Company Intellectual Property;

(viii) none of the Company Intellectual Property Agreements grants any third party the right to sublicense any Company Intellectual Property;

(ix) the Company has obtained valid, written, perpetual, non-terminable (other than for cause) licenses (sufficient for the conduct of the Business) to all Third-Party Intellectual Property that is incorporated into, integrated or bundled by the Company with any of the Company Products; and

(x) no third party that has licensed Intellectual Property Rights to the Company has ownership or license rights to improvements or derivative works made by the Company in the Third-Party Intellectual Property that has been licensed to the Company.

(m) Non-Contravention. None of the execution and performance of this Agreement, the consummation of the Transactions and the assignment to Acquirer and/or the Company by operation of law or otherwise of any Contracts to which the Company is a party or by which any of its assets is bound, will result in: (i) Acquirer or any of its Affiliates granting to any third party any right to or with respect to any Intellectual Property Rights owned by, or licensed to, Acquirer or any of its Affiliates, (ii) Acquirer or any of its Affiliates, being bound by or subject to, any exclusivity obligations, non-compete or other restriction on the operation or scope of their respective businesses, (iii) Acquirer or the Company being obligated to pay any royalties or other material amounts to any third party in excess of those payable by any of them, respectively, in the absence of this Agreement or the Transactions or (iv) any termination of, or other material impact to, any Company Intellectual Property.

(n) Company Source Code. The Company has not disclosed, delivered or licensed to any Person or agreed or obligated itself to disclose, deliver or license to any Person, or permitted the disclosure or delivery to any escrow agent or other Person of, any Company Source Code, other than disclosures to employees, contractors and consultants (i) involved in the development of Company Products and (ii) subject to a written confidentiality agreement. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time, or both) will, or would reasonably be expected to, result in the disclosure, delivery or license by the Company of any Company Source Code, other than disclosures to employees and consultants involved in the development of Company Products. Without limiting the foregoing, neither the execution nor performance of this Agreement nor the consummation of any of the Transactions will result in a release from escrow or other delivery to a third party of any Company Source Code.

(o) Open Source Software. Schedule 2.9(o) of the Company Disclosure Letter identifies all Open Source Materials used in any Company Products or in the conduct of the Business, describes the manner in which such Open Source Materials were used (such description shall include whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company) and identifies the licenses under which such Open Source Materials were used. The Company is in compliance with the terms and conditions of all licenses for the Open Source Materials. The Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Company-Owned Intellectual Property or Company Products, (ii) distributed Open Source Materials in conjunction with any Company-Owned Intellectual Property or Company Products or (iii) used Open Source Materials, in such a way that, with respect to clauses (i) or (ii), creates, or purports to create, obligations for the Company with respect to any Company-Owned Intellectual Property or grant, or purport to grant, to any third party any rights or immunities under any Company-Owned Intellectual Property (including using any Open Source Materials that require, as a condition of use, modification and/or distribution of such Open Source Materials that other software incorporated into, derived from or distributed with such Open Source Materials be (A) disclosed or distributed in source code form, (B) be licensed for the purpose of making derivative works or (C) be redistributable at no charge).

(p) Information Technology.

(i) Status. Schedule 2.9(p)(i) of the Company Disclosure Letter sets forth material details of the information and communications technology infrastructure and systems (including software, hardware, firmware, networks and the Company Websites) that is or has been used in the Business (collectively, the “ICT Infrastructure”) and any security and disaster recovery arrangements relating thereto. The arrangements relating to the ICT Infrastructure (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the Transactions, and the ICT Infrastructure will continue to be available for use by the Company immediately following the consummation of the Transactions and thereafter on substantially the same terms and conditions as prevailed immediately before the Closing, without further action or payment by Acquirer. The Company is the sole legal and beneficial owner of the ICT Infrastructure and the ICT Infrastructure is used exclusively by the Company. The ICT Infrastructure that is currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The ICT Infrastructure is: (i) in good working order and functions in accordance with all applicable documentation and specifications, (ii) maintained and supported in accordance with best industry practice and is covered by sufficient maintenance and warranty provisions to remedy, or provide compensation for, any material defect and (iii) protected by adequate security and disaster recovery arrangements, including taking and storing back-up copies (both on- and off-site) of the software and any data in the ICT Infrastructure and following procedures for preventing the introduction of viruses to, and unauthorized access of, the ICT Infrastructure.

(ii) No Faults. The Company has not experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (A) any substandard performance or defect in any part of the ICT Infrastructure whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (B) a breach of security in relation to any part of the ICT Infrastructure.

(iii) ICT Agreements. All Contracts relating to the ICT Infrastructure are valid and binding and no Contract (including any Contract for Third-Party Intellectual Property) that relates to the ICT Infrastructure has been the subject of any breach by the Company or any other Person, and the Company (A) has not waived any breach thereof by any other Person, (B) has not received any notice of termination of any such Contract and (C) is not aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such Contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).

(iv) Source Code Access. Software that is subject to a Contract for Third-Party Intellectual Property is protected by a written source code escrow agreement that entitles the Company to access such source code in the event of certain specified circumstances (including the insolvency of the supplier) and relevant up-to-date source code has been placed in escrow in accordance with such agreement.

(q) Privacy and Personal Data.

(i) The Company’s data, privacy and security practices conform, and at all times have conformed, to all of the Company Privacy Commitments, Privacy Laws and Company Data Agreements. The Company has at all times: (i) provided adequate notice and obtained any necessary consents from data subjects required for the Processing of Personal Data as conducted by or for the Company and (ii) abided by any privacy choices (including opt-out preferences) of data subjects relating to Personal Data (such obligations along with those contained in Company Privacy Policies, collectively, “Company Privacy Commitments”). Neither the execution, delivery and performance of this Agreement nor the taking over by Acquirer of all of the Company Databases, Company Data and other information relating to the Company’s customers will cause, constitute, or result in a breach or violation of any Privacy Laws or Company Privacy Commitments, any Company Data Agreements or standard terms of service entered into by users of the Company Products. Copies of all current and prior Company Privacy Policies have been made available to Acquirer and such copies are true, correct and complete.

(ii) The Company has established and maintains appropriate technical, physical and organizational measures and security systems and technologies in compliance with all data security requirements under Privacy Laws and Company Privacy Commitments that are designed to protect Company Data against accidental or unlawful Processing in a manner appropriate to the risks represented by the Processing of such data by the Company and its data processors. The Company and its data processors have taken commercially reasonable steps to ensure the reliability of its employees that have access to Company Data, to train such employees on all applicable aspects of Privacy Laws and Company Privacy Commitments and to ensure that all employees with the right to access such data are under written obligations of confidentiality with respect to such data.

(iii) No breach, security incident or violation of any data security policy in relation to Company Data has occurred or is threatened, and there has been no unauthorized or illegal Processing of any Company Data. No circumstance has arisen in which: (i) Privacy Laws would require the Company to notify a Governmental Entity of a data security breach or security incident or (ii) applicable guidance or codes of practice promulgated under Privacy Laws would recommend the Company to notify a Governmental Entity of a data security breach.

(iv) The Company has not received or experienced and, to the knowledge of the Company, there is no circumstance (including any circumstance arising as the result of an audit or inspection carried out by any Governmental Entity) that would reasonably be expected to give rise to, any Legal Proceeding, Order, notice, communication, warrant, regulatory opinion, audit result or allegation from a Governmental Entity or any other Person (including a data subject): (A) alleging or confirming non-compliance with a relevant requirement of Privacy Laws or Company Privacy Commitments, (B) requiring or requesting the Company to amend, rectify, cease Processing, de-combine, permanently anonymize, block or delete any Company Data, (C) permitting or mandating relevant Governmental Entities to investigate, requisition information from, or enter the premises of, the Company or (D) claiming compensation from the Company. The Company has not been involved in any Legal Proceedings involving a breach or alleged breach of Privacy Laws or Company Privacy Commitments.

(v) Schedule 2.9(q)(v) of the Company Disclosure Letter contains the complete list of notifications and registrations made by the Company under Privacy Laws with relevant Governmental Entities in connection with the Company’s Processing of Personal Data. All such notifications and registrations (including the Company’s certification under the U.S.-EU/Switzerland Safe Harbor, if applicable) are valid, accurate, complete and fully paid up and, to the knowledge of the Company, the consummation of the Transactions will not invalidate such notification or registration or require such notification or registration to be amended. Other than the notifications and registrations set forth on Schedule 2.9(q)(v) of the Company Disclosure Letter, no other registrations or notifications are required in connection with the Processing of Personal Data by Company.

(vi) Where the Company uses a data processor to Process Personal Data, the processor has provided guarantees, warranties or covenants in relation to Processing of Personal Data, confidentiality, security measures and compliance with those obligations that are sufficient for the Company’s compliance with Privacy Laws and Company Privacy Commitments, and there is in existence a written Contract between the Company and each such data processor that complies with the requirements of all Privacy Laws and Company Privacy Commitments. The Company has made available to Acquirer true, correct and complete copies of all such Contracts. To the knowledge of the Company, such data processors have not breached any such Contracts pertaining to Personal Data Processed by such Persons on behalf of Company.

(vii) The Company has not transferred or permitted the transfer of Personal Data originating in the EEA outside the EEA, except where such transfers have complied with the requirements of Privacy Laws and Company Privacy Commitments, including the Company’s certification under the U.S.-EU/Switzerland Safe Harbor, if applicable.

(viii) Schedule 2.9(q)(viii) of the Company Disclosure Letter identifies and describes each distinct electronic or other repository or database containing (in whole or in part) Company Data maintained by or for the Company at any time (the “Company Databases”), the types of Company Data in each such database (including by Company-Licensed Data and Company Owned Data), the means by which the Company Data was collected or received and the security policies that have been adopted and maintained with respect to each such Company Database.

(ix) The Company has valid and subsisting contractual rights to Process or to have Processed all third-party-owned data howsoever obtained or collected by or for the Company in the manner that it is Processed by or for the Company (all such data, “Company-Licensed Data”). The Company has all rights, and all permissions or authorizations required under Privacy Laws and relevant Contracts (including Company Data Agreements), to retain, produce copies, prepare derivative works, disclose, combine with other data, and grant third parties rights, as the case may be, to each of the Company-Licensed Data as necessary for the operation of the Business as presently conducted. The Company has been and is in compliance with all Contracts pursuant to which the Company Processes or has Processed Company-Licensed Data, and the consummation of the Transactions will not conflict with, or result in any violation or breach of, or default under, any such Contract. Schedule 2.9(q)(ix) of the Company Disclosure Letter identifies each Contract governing any Company-Licensed Data to which the Company is a party or is bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(x) The Company is the owner of all right, title and interest in and to each element of Company Data that (i) is used or held for use in the Business that is not Personal Data or Company-Licensed Data or (ii) the Company purports to own (collectively, “Company-Owned Data”). The Company has the right to Process all Company-Owned Data without obtaining any permission or authorization of any Person. Other than as set forth on Schedule 2.9(q)(x) of the Company Disclosure Letter, the Company has not entered into any Contract governing any Company-Owned Data or to which the Company is a party or bound by, except the standard terms of use entered into by users of the Company Products (copies of which have been provided to Acquirer).

(xi) The Company does not Process the Personal Data of any natural Person under the age of 13.

(i) The Company has never directly stated or indirectly implied that Company Products enhance the security of data (including Personal Data) accessed, provided or sent by end users.

(r) Company Websites. No domain names have been registered by any Person that are similar to any trademarks, service marks, domain names or business or trading names used, created or owned by the Company. The contents of any Company Website and all transactions conducted over the Internet comply with Applicable Law and codes of practice in any applicable jurisdiction.

2.10 Taxes.

(a) The Company and its Affiliates have properly completed and timely filed all Tax Returns required to be filed by it prior to the Closing Date, have timely paid all Taxes required to be paid by it (whether or not shown on any Tax Return), and have no Liability for Taxes in excess of the amounts so paid. All Tax Returns were complete and accurate and have been prepared in compliance with Applicable Law. There is no claim for Taxes that has resulted in an Encumbrance against any of the assets of the Company.

(b) The Company and its Affiliates have made available to Acquirer true, correct and complete copies of all Tax Returns, examination reports and statements of deficiencies, adjustments and proposed deficiencies and adjustments in respect of the Company and its Affiliates.

(c) The Company Balance Sheet and its Affiliates’ balance sheets reflect all Liabilities for unpaid Taxes of the Company (including its Affiliates) for periods (or portions of periods) through the Company Balance Sheet Date. The Company and its Affiliates do not have any Liability for unpaid Taxes accruing after the Company Balance Sheet Date except for Taxes arising in the ordinary course of business consistent with past practice and Applicable Law following the Company Balance Sheet Date. The Company and its Affiliates have no Liability for Taxes (whether outstanding, accrued for, contingent or otherwise) that are not included in the calculation of Company Net Working Capital.

(d) Other than as set forth in Section 2.10(d) of the Company Disclosure Letter, there is (i) no tax notice received from a Tax Authority stating that a tax audit will take place, (ii) no past or pending audit of, or Tax controversy associated with, any Tax Return of the Company or its Affiliates that has been or is being conducted by a Tax Authority, (iii) no other procedure, proceeding or contest of any refund or deficiency in respect of Taxes pending or on appeal with any Governmental Entity, (iv) no extension of any statute of limitations on the assessment of any Taxes granted by the Company or its Affiliates currently in effect and (v) no agreement to any extension of time for filing any Tax Return that has not been filed. No claim has ever been made by any Governmental Entity in a jurisdiction where the Company or its Affiliates do not file Tax Returns that the Company or its Affiliates, as applicable, is or may be subject to taxation by that jurisdiction. The Company and its Affiliates have not been and will not be required to include any adjustment in Taxable income for any Tax period (or portion thereof) pursuant to Section 481 or 263A of the Code, to the French and UK Tax law or any comparable provision under state, local or foreign Tax laws as a result of transactions, events or accounting methods employed prior to the Share Purchase.

(e) Other than as set forth in Section 2.10(e) of the Company Disclosure Letter, the Company and its Affiliates are not parties to or bound by any Tax sharing, Tax indemnity, or Tax allocation agreement, and the Company and its Affiliates do not have any Liability or potential Liability to another party under any such agreement.

(f) The Company and its Affiliates have disclosed on their Tax Returns any Tax reporting position taken in any Tax Return that could result in the imposition of penalties under state, local or foreign Applicable Law.

(g) The Company and its Affiliates have not consummated or participated in, and is not currently participating in, any transaction that was or is a “Tax shelter” transaction as defined in Sections 6662 or 6111 of the Code or the Treasury Regulations promulgated thereunder. The Company has not participated in, and is not currently participating in, a “Listed Transaction” or a “Reportable Transaction” within the meaning of Section 6707A(c) of the Code or Treasury Regulation Section 1.6011-4(b), or any transaction requiring disclosure under a corresponding or similar provision of state, local, or foreign law.

(h) Neither the Company nor any predecessor of the Company or their respective Affiliates is or has ever been a member of a consolidated, combined, unitary or aggregate group of which the Company or any predecessor of the Company or any of their respective Affiliates were not the ultimate parent corporation.

(i) The Company and its Affiliates do not have any Liability for the Taxes of any Person (other than the Company and its Affiliate) under any state, local or foreign law), as a transferee or successor, by operation of Applicable Law, by Contract or otherwise.

(j) The Company and its Affiliates will not be required to include any item of income in, or exclude any item of deduction from, Taxable income for any Taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a Taxable period ending on or prior to the Closing Date, (ii) “closing agreement” described in any state, local, or foreign Tax law executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in any state, local, or foreign Tax law with respect to a transaction occurring on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) election under Section 108(i) of the Code made on or prior to the Closing Date or (vi) prepaid amount received on or prior to the Closing Date.

(k) The Company has not incurred a dual consolidated loss within the meaning of Section 1503 of the Code.

(l) None of the Tax attributes (including net operating loss carry-forwards and Tax credits) of the Company and its Affiliates are limited by Applicable Law.

(m) The Company and its Affiliates have not received any private letter ruling from the French and/or UK Tax Authorities (or any comparable Tax ruling from any other Governmental Entity).

(n) The Company and its Affiliates are not parties to any joint venture, partnership or other Contract or arrangement that could be treated as a partnership for U.S. federal, French or U.K. income Tax purposes.

(o) The Company and its Affiliates are not subject to Tax in any jurisdiction other than their respective countries of incorporation, organization or formation by virtue of having employees, a permanent establishment or any other place of business in such jurisdiction.

(p) The Company and its Affiliates have in their possession official foreign government receipts for any Taxes paid by it to any foreign Tax Authorities for which receipts have been provided or are customarily provided.

(q) The Company and its Affiliates have provided to Acquirer all documentation relating to any applicable Tax holidays or incentives. The Company and its Affiliates are in compliance with the requirements for any applicable Tax holidays or incentives and none of the Tax holidays or incentives will be jeopardized by the Transactions.

(r) The Company is not a real estate company under Section 726 of the French tax code.

(s) Other than as set forth in Section 2.10(s) of the Company Disclosure Letter, this Agreement, and any other transaction contemplated herein are not likely to (i) modify or make the Company or its Affiliates lose any favorable tax regime or (ii) increase the amount of Tax payable in France or elsewhere in the future. The Company and its Affiliates do not benefit from a favorable tax treatment contingent upon commitments that would still need to be complied with after the Closing Date. In particular, the Company and its Affiliates have no commitment under laws or regulations relating to Taxes or to retain ownership of shares or other securities of any subsidiary or other assets for a requisite period of time.

(t) All transactions between the Company on the one hand, and the Company Shareholders or their respective Affiliates (other than the Company), on the other hand, were carried out under normal conditions as if they had been made with independent third parties.

(u) The Company has not constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (i) in the two years prior to the Agreement Date or (ii) in a distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Share Purchase.

(v) The Company and its Affiliates have (i) complied with all Applicable Law relating to the payment, reporting and withholding of Taxes (including withholding of Taxes pursuant to the French and U.K. Tax law, (ii) withheld (within the time and in the manner prescribed by Applicable Law) from employee wages or consulting compensation and paid over to the proper governmental authorities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all Applicable Law, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare, Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and (iii) timely filed all withholding Tax Returns, for all periods through and including the Closing Date.

2.11 Employee Benefit Plans and Employee Matters.

(a) Schedule 2.11(a) of the Company Disclosure Letter lists, with respect to the Company and any Subsidiary, (i) each loan to an employee, (ii) all stock option, stock purchase, free shares plan, phantom stock, stock appreciation right, restricted stock unit, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit, dependent care, life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, severance, retirement, deferred compensation or incentive plans (including cash incentive plans), programs or arrangements, (v) all other fringe or employee benefit plans, programs or arrangements and (vi) all employment, individual consulting, retention, change of control or executive compensation or severance agreements, written or otherwise, as to which any unsatisfied obligations of the Company remain for the benefit of, or relating to, any present or former employee, consultant or non-employee director of the Company (all of the foregoing described in clauses (i) through (vi), collectively, the “Company Employee Plans”). Neither the Company nor any of its Subsidiaries has, or has ever had, an employee located in, or citizen or resident of, the United States of America.

(b) The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents. The Company does not sponsor or maintain any self-funded employee benefit plan, including any plan to which a stop-loss policy applies. The Company has made available to Acquirer a true, correct and complete copy of each of the Company Employee Plans and related plan documents (including trust documents, insurance policies or Contracts, employee booklets, summary plan descriptions and other authorizing documents, and any material employee communications relating thereto). The Company has made available to Acquirer all registration statements and prospectuses prepared in connection with each Company Employee Plan. All individuals who, pursuant to the terms of any Company Employee Plan, are entitled to participate in any Company Employee Plan, are currently participating in such Company Employee Plan or have been offered an opportunity to do so and have declined in writing.

(c) None of the Company Employee Plans are subject to Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or Employee Retirement Income Security Act of 1974, as amended. Each Company Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations, and the Company and each Subsidiary has performed all obligations required to be performed by it under, is not in default under or in violation of, and has no knowledge of any default or violation by any other party to, any of the Company Employee Plans. All contributions required to be made by the Company or any Subsidiary to any Company Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Company Employee Plan for the current plan years (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the ordinary course of business consistent with past practice after the Company Balance Sheet Date as a result of the operations of the Company after the Company Balance Sheet Date). No suit, administrative proceeding, action, litigation or claim has been brought, or to the knowledge of the Company, is threatened, against or with respect to any such Company Employee Plan.

(d) There has been no amendment to, written interpretation or announcement (whether or not written) by the Company or any Subsidiary relating to, or change in participation or coverage under, any Company Employee Plan that would materially increase the expense of maintaining such Company Employee Plan above the level of expense incurred with respect to such Company Employee Plan for the most recent full fiscal year included in the Financial Statements.

(e) No Company Employee Plan is sponsored, maintained or contributed to under the law or applicable custom or rule of the any jurisdiction outside of France.

(f) The Company is in compliance in all material respects with all Applicable Law respecting employment, discrimination in employment, terms and conditions of employment, employee benefits, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices. The Company is not engaged in any unfair labor practice. The Company is not liable for any arrears of wages, compensation, Taxes, penalties or other sums for failure to comply with any of the foregoing. The Company has paid in full to all employees, independent contractors and consultants all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees, independent contractors and consultants. The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the normal course of business and consistently with past practice). There are no pending claims against the Company under any workers compensation plan or policy or for long term disability. There are no controversies pending or, to the knowledge of the Company, threatened, between the Company and any of its employees, which controversies have or would reasonably be expected to result in a Legal Proceeding before any Governmental Entity.

(g) The Company has made available to Acquirer true, correct and complete copies of each of the following: (i) all forms of offer letters, (ii) all forms of employment agreements and severance agreements, (iii) all forms of services agreements and agreements with current and former consultants and/or advisors, (iv) all forms of confidentiality, non-competition or inventions agreements between current and former employees/consultants and the Company or any Subsidiary (and a true, correct and complete list of employees, consultants and/or others not subject thereto), (v) the most current management organization chart(s), (vi) all forms of bonus plans and any form award agreement thereunder and (vii) a schedule of bonus commitments made to employees of the Company.

(h) Schedule 2.11(h) of the Company Disclosure Letter sets forth each collective bargaining agreement, works council arrangement or other labor union Contract to which the Company is a party to or bound by, no collective bargaining agreement is being negotiated by the Company and the Company does not have any duty to bargain with any labor organization. There is no pending demand for recognition or any other request or demand from a labor organization for representative status with respect to any Person employed by the Company. To the knowledge of the Company, there are no activities or proceedings of any labor union or to organize their respective employees. There is no labor dispute, strike or work stoppage against the Company pending or, to the knowledge of the Company, threatened that may interfere with the conduct of the Business. Neither the Company nor, to the knowledge of the Company, any of its Representatives has committed any unfair labor practice in connection with the conduct of the Business, and there is no charge or complaint against the Company by any Governmental Entity pending or, to the knowledge of the Company, threatened. No employee of the Company has been dismissed in the 12 months immediately preceding the Agreement Date.

(i) Schedule 2.11(i) of the Company Disclosure Letter sets forth each non-competition agreement and non-solicitation agreement that binds any current or former employee or contractor of the Company (other than those agreements entered into with newly hired employees of the Company in the ordinary course of business consistent with past practice). No employee of the Company is in violation of any term of any employment agreement, non-competition agreement or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(i) of the Company Disclosure Letter, no contractor of the Company is in violation of any term of any non-competition agreement or any restrictive covenant to a former employer relating to the right of any such contractor to be providing services to the Company because of the nature of the Business or to the use of trade secrets or proprietary information of others. Except as set forth on Schedule 2.11(i) of the Company Disclosure Letter, no employee of the Company has given notice to the Company and, to the knowledge of the Company, no employee of the Company intends to terminate his or her employment with the Company. Except as set forth on Schedule 2.11(i) of the Company Disclosure Letter, the Company does not have any obligation to provide any particular form or period of notice prior to terminating the employment of any of their respective employees. As of the Agreement Date, the Company has not, and to the knowledge of Company, no other Person has, (i) entered into any Contract that obligates or purports to obligate Acquirer to make an offer of employment to any present or former employee or consultant of the Company and/or (ii) promised or otherwise provided any assurances (contingent or otherwise) to any present or former employee or consultant of the Company of any terms or conditions of employment with Acquirer following the Closing.

(j) Schedule 2.11(j)(i) of the Company Disclosure Letter sets forth a true, correct and complete list of the names, positions and rates of compensation of all officers, directors and employees of the Company, showing each such individual’s name, position, annual remuneration, status as exempt/non-exempt and bonuses and fringe benefits for the current fiscal year and the most recently completed fiscal year. Schedule 2.11(j)(ii) of the Company Disclosure Letter sets forth the additional following information for each of its international employees: city/country of employment, citizenship, date of hire, manager’s name and work location, date of birth, any material special circumstances (including pregnancy, disability or military service), and whether the employee was recruited from a previous employer. Schedule 2.11(j)(iii) of the Company Disclosure Letter sets forth a true, correct and complete list of all of its consultants, advisory board members and independent contractors and, for each, (i) such individual’s compensation, (ii) such individual’s initial date of engagement, (iii) whether such engagement has been terminated by written notice by either party thereto and (iv) the notice or termination provisions applicable to the services provided by such individual.

(k) There are no performance improvements or disciplinary actions contemplated or pending against any of the Company’s employees.

(l) The Company has not (i) implemented a collective redundancy plan (plan de sauvegarde de l’emploi) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business and (ii) been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of regulation collective redundancy plan.

(m) Except as required pursuant to or contemplated by an Employee Document, none of the execution, delivery and performance of this Agreement, the consummation of the Transactions, any termination of employment or service and any other event in connection therewith or subsequent thereto will, individually or together or with the occurrence of some other event (whether contingent or otherwise), (i) result in any material payment or benefit (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due or payable, or required to be provided, to any current or former employee, director, independent contractor or consultant, (ii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any current or former employee, director, independent contractor or consultant, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (iv) increase the amount of compensation due to any Person or (v) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

2.12 Interested Party Transactions. To the knowledge of the Company, none of the officers and directors of the Company and, to the knowledge of the Company, none of the other employees of the Company and any Company Shareholders, and none of the immediate family members of any of the foregoing, (i) has any direct or indirect ownership, participation, royalty or other interest in, or is an officer, director, employee of or consultant or contractor for any firm, partnership, entity or corporation that competes with, or does business with, or has any contractual arrangement with, the Company (except with respect to any interest in less than 5% of the stock of any corporation whose stock is publicly traded), (ii) is a party to, or to the knowledge of the Company, otherwise directly or indirectly interested in, any Contract to which the Company is a party or by which the Company or any of its assets is bound, except for normal compensation for services as an officer, director or employee thereof or (iii) to the knowledge of the Company, has any interest in any property, real or personal, tangible or intangible (including any Intellectual Property) that is used in, or that relates to, the Business, except for the rights of Company Shareholders under Applicable Law.

2.13 Insurance. The Company maintains the policies of insurance and bonds set forth in Schedule 2.13 of the Company Disclosure Letter, including all legally required workers’ compensation insurance and errors and omissions, casualty, fire and general liability insurance. Schedule 2.13 of the Company Disclosure Letter sets forth the name of the insurer under each such policy and bond, the type of policy or bond, the coverage amount and any applicable deductible and any other material provisions as of the Agreement Date as well as all material claims made under such policies and bonds since inception. The Company has made available to Acquirer true, correct and complete copies of all such policies of insurance and bonds issued at the request or for the benefit of the Company that are currently in effect. There is no claim pending under any of such policies or bonds as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such policies and bonds have been timely paid and the Company is otherwise in compliance with the terms of such policies and bonds. All such policies and bonds remain in full force and effect, and the Company has no knowledge of any threatened termination of, or material premium increase with respect to, any of such policies.

2.14 Books and Records. The Company has made available to Acquirer true, correct and complete copies of each document that has been requested by Acquirer in connection with their legal and accounting review of the Company (other than any such document that does not exist or is not in the Company’s possession or subject to its control). Without limiting the foregoing, the Company has made available to Acquirer true, correct and complete copies of (i) all documents identified on the Company Disclosure Letter, (ii) the Organizational Documents or equivalent organizational or governing documents of the Company, each as currently in effect, (iii) the complete minute books containing records of all proceedings, consents, actions and meetings of the Company Shareholders, including any presentations and written materials provided thereto in connection with such proceedings, consents, actions and meetings, (iv) the stock ledger, journal and other records reflecting all stock issuances and transfers and all stock option and warrant grants and agreements of the Company and (v) all currently effective permits, orders and consents issued by any regulatory agency with respect to the Company, or any securities of the Company, and all applications for such permits, orders and consents. The minute books of the Company made available to Acquirer contain a true, correct and complete summary of all meetings of directors and of the Company Shareholders or actions by written consent since the time of incorporation of the Company through the Agreement Date. The books, records and accounts of the Company (A) are true, correct and complete in all material respects, (B) have been maintained in accordance with reasonable business practices on a basis consistent with prior years, (C) are stated in reasonable detail and accurately and fairly reflect all of the transactions and dispositions of the assets and properties of the Company and (D) accurately and fairly reflect the basis for the Financial Statements.

2.15 Material Contracts.

(a) Schedules 2.15(a)(i) through (xxvi) of the Company Disclosure Letter set forth a list of each of the following Contracts to which the Company is a party that are in effect on the Agreement Date (the “Material Contracts”):

(i) any Contract with a (A) Significant Customer or (B) Significant Supplier;

(ii) any Contract providing for payments by or to the Company (or under which the Company has made or received such payments) in the period since the Company’s inception in an aggregate amount of $25,000 or more;

(iii) any dealer, distributor, referral or similar agreement, or any Contract providing for the grant of rights to reproduce, license, market, refer or sell its products or services to any other Person or relating to the advertising or promotion of the Business or pursuant to which any third parties advertise on any websites operated by the Company;

(iv) (A) any joint venture Contract, (B) any Contract that involves a sharing of revenues, profits, cash flows, expenses or losses with other Persons and (C) any Contract that involves the payment of royalties to any other Person;

(v) any separation agreement or severance agreement with any current or former employees under which the Company has any actual or potential Liability;

(vi) any Contract for or relating to the employment or service of any director, officer, employee, consultant or beneficial owner of more than 5% of the total shares of Company Common Stock or any other type of Contract with any of its officers, employees, consultants or beneficial owners of more than 5% of the total shares of Company Common Stock, as the case may be, other than at-will offer letters terminable by the Company without the payment or provision of severance, acceleration or other benefits;

(vii) any Contract (A) pursuant to which any other party is granted exclusive rights or “most favored party” rights of any type or scope with respect to any of the Company Products or Company Intellectual Property, (B) containing any non-competition covenants or other restrictions relating to the Company Products or Company Intellectual Property, (C) that is set forth on Schedule 2.11(k) of the Company Disclosure Letter or (D) that limits or would limit the freedom of the Company or any of its successors or assigns or their respective Affiliates to (I) engage or participate, or compete with any other Person, in any line of business, market or geographic area with respect to the Company Products or the Company Intellectual Property, or to make use of any Company Intellectual Property, including any grants by the Company of exclusive rights or licenses or (II) sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or services;

(viii) any standstill or similar agreement containing provisions prohibiting a third party from purchasing Equity Interests of the Company or assets of the Company or otherwise seeking to influence or exercise control over the Company;

(ix) other than “shrink wrap” and similar generally available commercial end-user licenses to software that have an individual acquisition cost of $1,000 or less, all licenses, sublicenses and other Contracts to which the Company is a party and pursuant to which the Company acquired or is authorized to use any Third-Party Intellectual Property Rights used in the development, marketing or licensing of the Company Products;

(x) any license, sublicense or other Contract to which the Company is a party and pursuant to which any Person is authorized to use any Company-Owned Intellectual Property Rights;

(xi) any license, sublicense or other Contract pursuant to which the Company has agreed to any restriction on the right of the Company to use or enforce any Company-Owned Intellectual Property Rights or pursuant to which the Company agrees to encumber, transfer or sell rights in or with respect to any Company-Owned Intellectual Property Rights;

(xii) any Contracts relating to the membership of, or participation by, the Company in, or the affiliation of the Company with, any industry standards group or association;

(xiii) any Contract providing for the development of any software, technology or Intellectual Property Rights, independently or jointly, either by or for the Company (other than employee invention assignment agreements and consulting agreements with Authors on the Company’s standard form of agreement, copies of which have been made available to Acquirer);

(xiv) any confidentiality, secrecy or non-disclosure Contract other than any such Contract entered into by the Company in the ordinary course of business consistent with past practice;

(xv) any Contract to license or authorize any third party to manufacture or reproduce any of the Company Products or Company Intellectual Property;

(xvi) any Contract containing any indemnification, warranty, support, maintenance or service obligation or cost on the part of the Company;

(xvii) any settlement agreement with respect to any Legal Proceeding;

(xviii) any Contract pursuant to which rights of any third party are triggered or become exercisable, or under which any other consequence, result or effect arises, in connection with or as a result of the execution of this Agreement or the consummation of the Share Purchase or the other Transactions, either alone or in combination with any other event;

(xix) any Contract or plan (including any stock option, merger and/or stock bonus plan) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the repurchase rights disclosed on Schedule 2.2(a) or Schedule 2.2(b) of the Company Disclosure Letter;

(xx) any Contract with any labor union or any collective bargaining agreement or similar contract with its employees;

(xxi) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with the Accounting Principles;

(xxii) any Contract of guarantee, surety, support, indemnification (other than pursuant to its standard customer agreements), assumption or endorsement of, or any similar commitment with respect to, the Liabilities or indebtedness of any other Person;

(xxiii) any Contract for capital expenditures in excess of $15,000 in the aggregate;

(xxiv) any Contract pursuant to which the Company is a lessor or lessee of any real property or any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving expenditures in excess of $5,000 per annum;

(xxv) any Contract pursuant to which the Company has acquired a business or entity, or assets of a business or entity, whether by way of merger, consolidation, purchase of stock, purchase of assets, license or otherwise, or any Contract pursuant to which it has any material ownership interest in any other Person; and

(xxvi) any Contract with any Governmental Entity, any Company Authorization, or any Contract with a government prime contractor, or higher-tier government subcontractor, including any indefinite delivery/indefinite quantity contract, firm-fixed-price contract, schedule contract, blanket purchase agreement, or task or delivery order (each a “Government Contract”).

(b) Other than as set forth in Schedule 2.15(b), all Material Contracts are in written form. The Company has performed all of the obligations required to be performed by it and is entitled to all benefits under, and is not alleged to be in default in respect of, any Material Contract. Each of the Material Contracts is in full force and effect, subject only to the effect, if any, of applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and rules of law governing specific performance, injunctive relief and other equitable remedies. There exists no default or event of default or event, occurrence, condition or act, with respect to the Company or to the knowledge of the Company, with respect to any other contracting party, that, with the giving of notice, the lapse of time or the happening of any other event or condition, would reasonably be expected to (i) become a default or event of default under any Material Contract or (ii) give any third party (A) the right to declare a default or exercise any remedy under any Material Contract, (B) the right to a rebate, chargeback, refund, credit, penalty or change in delivery schedule under any Material Contract, (C) the right to accelerate the maturity or performance of any obligation of the Company under any Material Contract, or (D) the right to cancel, terminate or modify any Material Contract. The Company has not received any notice or other communication regarding any actual or possible violation or breach of, default under, or intention to cancel or modify any Material Contract. The Company has no Liability for renegotiation of Government Contracts. True, correct and complete copies of all Material Contracts have been made available to Acquirer at least three Business Days prior to the Agreement Date.

2.16 Transaction Fees. No broker, finder, financial advisor, investment banker or similar Person is entitled to any brokerage, finder’s or other fee or commission in connection with the origin, negotiation or execution of this Agreement or in connection with the Transactions. Set forth in Schedule 2.16 of the Company Disclosure Letter is the Company’s good faith estimate of all Transaction Expenses (including Transaction Expenses reasonably anticipated to be incurred in the future).

2.17 Anti-Corruption Law.

(a) Neither the Company nor any of its directors, employees, agents or representatives (in each case, acting in their capacities as such) has, since the inception of the Company, directly or indirectly through its representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other third party), (i) violated any Anti-Corruption Law or (ii) offered, given, promised to give or authorized the giving of money or anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) corruptly or improperly influencing any act or decision of any Government Official in their official capacity, (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties, (3) securing any improper advantage, (4) inducing any Government Official to use his or her respective influence with a Governmental Entity to affect any act or decision of such Governmental Entity in order to, in each case of clauses (1) through (4), assist the Company in obtaining or retaining business for or with, or directing business to, any Person or (B) in a manner that would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks or other unlawful or improper means of obtaining business or any improper advantage.

(b) The Company (i) has maintained complete and accurate books and records, including records of payments to any agents, consultants, representatives, third parties and Government Officials, in accordance with the Accounting Principles, (ii) there have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment and (iii) the Company has not established or maintained a secret or unrecorded fund or account.

(c) Neither the Company nor any of its officers or employees (acting in their capacities as such) has been convicted of violating any Anti-Corruption Law or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any Anti-Corruption Law.

2.18 Environmental, Health and Safety Matters.

(a) To the knowledge of the Company, the Company is in compliance in all material respects with all Environmental, Health and Safety Requirements in connection with the ownership, use, maintenance or operation of its business or assets or properties. There are no pending, or to the knowledge of the Company, any threatened allegations by any Person that the properties or assets of the Company are not, or that its business has not been conducted, in compliance with all Environmental, Health and Safety Requirements. The Company has not retained or assumed any Liability of any other Person under any Environmental, Health and Safety Requirements. To the knowledge of the Company, there are no past or present facts, circumstances of conditions that would reasonably be expected to give rise to any Liability of the Company with respect to Environmental, Health and Safety Requirements.

(b) The Company has made available to Acquirer a copy of all studies, audits, assessments or investigations containing material information concerning compliance with, or Liability or obligations under, Environmental, Health and Safety Requirements affecting the Company that are in the possession or control of the Company, each of which is identified in Schedule 2.18 of the Company Disclosure Letter.

2.19 Export Control Laws. To the knowledge of the Company, the Company has conducted its export transactions in accordance in all respects with applicable provisions of French export and re-export controls and all other applicable import/export controls in other countries in which the Company conducts business. Without limiting the foregoing: (i) the Company has obtained all export and import licenses, license exceptions and other consents, notices, waivers, approvals, orders, authorizations, registrations, declarations and filings with any Governmental Entity required for (A) the export, import and re-export of products, services, software and technologies and (B) releases of technologies and software to foreign nationals located in the United States and abroad (collectively, “Export Approvals”), (ii) the Company is in compliance with the terms of all applicable Export Approvals, (iii) there are no pending or, to the knowledge of the Company, threatened claims against the Company with respect to such Export Approvals, (iv) there are no actions, conditions or circumstances pertaining to the Company’s export transactions that would reasonably be expected to give rise to any future claims and (v) no Export Approvals for the transfer of export licenses to Acquirer or the Company are required, except for such Export Approvals that can be obtained expeditiously and without material cost.

2.20 Customers. The Company does not have any outstanding material disputes concerning any Company Products with any customer or distributor who, for the year ended December 31, 2014, was one of the 20 largest sources of revenues for the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Customer”), and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Customer with respect to any Company Products. Each Significant Customer is listed on Schedule 2.20 of the Company Disclosure Letter. The Company has not received any information from any Significant Customer that such Significant Customer shall not continue as a customer of the Company (or Acquirer) after the Closing or that such Significant Customer intends to terminate or materially modify existing Contracts with the Company (or Acquirer). The Company has not had any Company Products returned by a purchaser thereof except for normal warranty returns consistent with past history that would not result in a reversal of any revenue by the Company.

2.21 Suppliers. The Company does not have any outstanding material disputes concerning products and/or services provided by any supplier who, for the year ended December 31, 2014, was one of the five largest suppliers of products and/or services to the Company, based on amounts paid or payable with respect to such periods (each, a “Significant Supplier”), there is no material dissatisfaction on the part of the Company with respect to any Significant Supplier and, to the knowledge of the Company, there is no material dissatisfaction on the part of any Significant Supplier with respect to the Company. Each Significant Supplier is listed on Schedule 2.21 of the Company Disclosure Letter. The Company has not received any information from any Significant Supplier that such supplier shall not continue as a supplier to the Company (or Acquirer) after the Closing or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company (or Acquirer). The Company has access, on commercially reasonable terms, to all products and services reasonably necessary to carry on the Business and, to the knowledge of the Company, there is no reason why the Company will not continue to have such access on commercially reasonable terms.

2.22 Representations Complete. None of the representations or warranties made by the Company herein or in any exhibit or schedule hereto, including the Company Disclosure Letter, or in any certificate delivered by the Company pursuant to this Agreement, when all such documents are read together in their entirety, contains any untrue statement of a material fact, or omits to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY SECURITYHOLDERS

Each Company Securityholder represents and warrants to Acquirer as follows:

3.1 Power and Capacity. Such Company Securityholder possesses all requisite power, capacity and authority necessary to enter into this Agreement and to perform, carry out and consummate the transactions contemplated by this Agreement.

3.2 Enforceability; Non-contravention.

(a) This Agreement has been duly executed and delivered by such Company Securityholder. This Agreement is a valid and legally binding obligation, enforceable against such Company Securityholder in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally and (ii) the effect of rules of law governing the availability of equitable remedies.

(b) The execution, delivery and performance by such Company Securityholder of this Agreement does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person pursuant to, or result in the creation of any Encumbrance upon the Company Common Stock pursuant to (i) any Contract or Order to which such Company Securityholder is subject or (ii) any Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to such Company Securityholder’s ability to consummate the Stock Purchase or to perform its obligations under this Agreement.

(c) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to such Company Securityholder in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby that would reasonably be expected to adversely affect the ability of such Company Securityholder to consummate the Stock Purchase or any of the other transactions contemplated hereby.

3.3 Title to Shares. Such Company Securityholder owns of record and beneficially the Company Common Stock as set forth opposite such Company Securityholder’s name on Schedule 2.2(a) of the Company Disclosure Letter, and has good and valid title to such Company Common Stock, free and clear of all Encumbrances and, at Closing, shall deliver to Acquirer good and valid title to such Company Common Stock, free and clear of all Encumbrances and Taxes. Such Company Securityholder

does not own, and does not have the right to acquire, directly or indirectly, any other Company Common Stock. Such Company Securityholder is not a party to any option, warrant, purchase right, or other Contract or commitment that could require such Company Securityholder to sell, transfer, or otherwise dispose of any Company Common Stock (other than this Agreement). Such Company Securityholder is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of any share capital of the Company, except as set forth on the Company Disclosure Letter.

3.4 Litigation. There are no actions, suits, arbitrations, mediations, proceedings or claims pending or, to the knowledge of such Company Securityholder, threatened against such Company Securityholder that seek to restrain or enjoin the consummation of the transactions contemplated hereby.

3.5 No Solicitation. At no time was such Company Securityholder presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the issuance of the shares of Acquirer Common Stock pursuant to this Agreement by Acquirer or its agents.

3.6 Compliance with Non-U.S. Securities Laws. Such Company Securityholder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with respect to the issuance of the shares of Acquirer Common Stock pursuant to this Agreement, including (a) the legal requirements within its jurisdiction for the receipt of the shares of Acquirer Common Stock pursuant to this Agreement, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, with respect to this clause (d), that may be relevant to the purchase, holding, redemption, sale, or transfer of the shares of Acquirer Common Stock. Such Company Securityholder’s receipt of the shares of Acquirer Common Stock, will not violate any applicable securities or other laws of such Company Securityholder’s jurisdiction.

3.7 Regulation S. Such Company Securityholder hereby represents, warrants and agrees as follows:

(a) Not a “U.S. Person”. Such Company Securityholder is not a U.S. person (as defined below) and is not acquiring the shares of Acquirer Common Stock for the account or benefit of any U.S. person. A “U.S. person,” as used herein means a “U.S. Person” as defined in Rule 902(k) of Regulation S (“Regulation S”) promulgated under the Securities Act, including without limitation (i) any natural person resident in the United States (which, for purposes of this Agreement, includes the territories and possessions of the United States, any State of the United States and the District of Columbia), (ii) any estate of which any executor or administrator is a U.S. person; and (iii) any trust of which any trustee is a U.S. person.

(b) Offshore Transaction. At the times such Company Securityholder determined, and agreed, to acquire the shares of Acquirer Common Stock issued or issuable hereunder, such Company Securityholder was outside the United States.

(c) Offering Restrictions. Such Company Securityholder acknowledges and agrees that the shares of Acquirer Common Stock will be issued to such Company Securityholder that is not a U.S. person under an exemption from registration under the Securities Act provided for in Regulation S and, in addition to any other restrictions set forth herein, may not be offered or sold in the United States or to U.S. persons until the shares of Acquirer Common Stock are registered under the Securities Act or an exemption from the registration requirements of the Securities Act is available.

3.8 Solvency. Such Company Securityholder is not bankrupt or insolvent and has not proposed a voluntary arrangement or made or proposed any arrangement or composition with such Company Securityholder’s creditors or any class of such creditors, and no petition in respect of any such arrangement or composition has been presented. The consummation of the Stock Purchase and the other transactions contemplated hereby shall not constitute a fraudulent transfer by such Company Securityholder under applicable bankruptcy and other similar laws relating to bankruptcy and insolvency of such Company Securityholder.

3.9 Brokers. Other than as set forth in Schedule 2.16 to the Company Disclosure Letter, no broker, investment banker, financial advisor or other person (including such Company Securityholder) is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Acquirer or the Company or any of their respective affiliates in connection with this Agreement and the Transactions based upon arrangements made by or on behalf of such Company Securityholder.

3.10 Tax Consequences. Such Company Securityholder has had an opportunity to review with his, her or its own tax advisors the tax consequences of the Share Purchase and the Transactions. Such Company Securityholder understands that he, she or it must rely solely on his, her or its advisors and not on any statements or representations made by Acquirer, the Company or any of their agents or representatives. Such Company Securityholder understands that such Company Securityholder (and not Acquirer or the Company) shall be responsible for such Company Securityholder’s tax liability that may arise as a result of the Share Purchase or the Transactions.

3.11 Release and Waiver.

(a) Each Company Securityholder acknowledges and agrees that (i) such Company Securityholder’s Consideration Pro Rata Share of the Purchase Consideration represents the only consideration to be received by such Company Securityholder in exchange for the Company Common Stock owned by such Company Securityholder and (ii) the form of Purchase Consideration to be paid or issued, as applicable, to such Company Securityholder is as set forth in Section 1.3. In exchange for such consideration and as a condition and inducement to the Company’s and Acquirer’s willingness to enter into this Agreement, such Company Securityholder, for himself, herself or itself and on behalf of his, her or its heirs, legal representatives, successors and assigns (collectively, the “Relevant Persons”), hereby irrevocably, unconditionally and forever acquits, releases, waives and discharges Acquirer and the Company, and each of their respective officers, directors, employees, agents, divisions, affiliated corporations, subsidiaries, Affiliates, managers affiliated non-corporation entities, representatives, successors, predecessors and assigns (individually and collectively, the “Released Parties”) from any and all past, present and future debts, losses, costs, accounts, reckonings, bills, sums of money, bonds, suits, actions, causes of action, liabilities, contributions, attorneys’ fees, interest, damages, punitive damages, expenses, controversies, covenants, Contracts, promises, judgments, Liabilities, claims, potential claims, counterclaims, cross-claims, or demands, in law or in equity, asserted or unasserted, express or implied, known or unknown, matured or unmatured, contingent or vested, liquidated or unliquidated, of any kind or nature or description whatsoever, that any of the Relevant Persons had, presently has or may hereafter have or claim or assert to have against any of the Released Parties by reason of any act, omission, transaction, occurrence, conduct, circumstance, condition, harm, matter, cause or thing that has occurred or existed at any time from the beginning of time up to and including the Closing Date, that in any way arise from or out of, are based upon or relate to (i) such Relevant Person’s or Relevant Persons’, as applicable, ownership or purported ownership of the shares of Company Common Stock or other Equity Interests of the Company or (ii) the negotiation or execution of this Agreement or any of the other documents referenced in this Agreement or the consummation of the Share Purchase or any of the Transactions, except for such Relevant Person’s or Relevant Persons’, as applicable, rights under this Agreement and each agreement attached as an exhibit thereto or entered into in connection therewith (after taking into account such exceptions, the “Shareholder Claims”). The release is intended to be complete, global and all-encompassing and specifically includes claims that are known, unknown, fixed, contingent or conditional with respect to the matters described herein. With respect to such Shareholder Claims, such Company Securityholder hereby expressly waives any and all rights conferred upon him, her or it by any statute or rule of law which provides that a release does not extend to claims which the claimant does not know or suspect to exist in his, her or its favor at the time of executing the release, which if known by him, her or it must have materially affected his, her or its settlement with the released party.

(b) Such Company Securityholder hereby gives any consents or waivers that are reasonably required for the consummation of the Share Purchase under the terms of any agreement or instrument to which such Company Securityholder is a party or subject or in respect of any rights such Company Securityholder may have in connection with the Share Purchase or the other Transactions (whether such rights exist under the Organizational Agreements, any Contract to which the Company is a party or by which it is, or any of its assets are, bound under statutory or common law or otherwise). Without limiting the generality or effect of the foregoing, such Company Securityholder hereby waives any and all rights to contest or object to the execution and delivery of this Agreement, the consummation of the share Purchase and the other Transactions, or to seek damages or other legal or equitable relief in connection therewith. Any and all existing agreements between the Company and such Company Securityholder, including any investment agreement, stock purchase agreement, carve-out bonus plans, equity incentive plans, stockholders agreements and registration rights agreements shall, contingent upon the occurrence of the Closing, automatically terminate and be of no force and effect effective immediately prior to the Closing Date, and such Company Securityholder hereby agrees to the waiver of any rights of first refusal, preemptive rights, rights to notice, rights of co-sale, registration rights, information rights and similar rights of such Company Securityholder under any such agreements or otherwise. As of and subject to the Closing, such Company Securityholder, in his, her or its capacity as a stockholder of the Company, will not be entitled to any indemnity, reimbursement or other similar rights from Acquirer, the Company or their respective subsidiaries, including by virtue of such Company Securityholder’s investment in the Company or any other Contract, and no obligation, liability or other circumstances shall exist at the Closing Date that give or may give rise to any liability of Acquirer, the Company or their respective subsidiaries to such Company Securityholder’s, other than as specifically set forth in this Agreement. From and after the Closing Date, such Company Securityholder’s right to receive consideration on the terms and subject to the conditions set forth in this Agreement shall constitute such Company Securityholder’s sole and exclusive right against the Company and/or Acquirer in respect of such Company Securityholder’s ownership of the Company Common Stock or status as a Company Securityholder or any agreement or instrument with the Company pertaining to the Company Common Stock or such Company Securityholder’s status as a Company Securityholder.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF ACQUIRER

Acquirer represents and warrants to the Company and the Company Securityholders as follows:

4.1 Organization and Standing. Acquirer is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Acquirer is not in violation of any of the provisions of its articles or certificate of incorporation, as applicable, or bylaws or equivalent organizational or governing documents.

4.2 Authority; Non-contravention.

(a) Acquirer has all requisite corporate power and authority to enter into this Agreement and to consummate the Transactions. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of Acquirer. This Agreement has been duly executed and delivered by Acquirer and, assuming the due execution and delivery of this Agreement by the other parties hereto, constitutes the valid and binding obligation of Acquirer enforceable against Acquirer in accordance with its terms, subject only to the effect, if any, of (i) applicable bankruptcy and other similar Applicable Law affecting the rights of creditors generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

(b) The execution and delivery of this Agreement by Acquirer do not, and the consummation of the Transactions will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, or require any consent, approval or waiver from any Person pursuant to, (i) any provision of the articles or certificate of incorporation, as applicable, or bylaws or other equivalent organizational or governing documents of Acquirer, as amended to date or (ii) Applicable Law, except where such conflict, violation, default, termination, cancellation or acceleration, individually or in the aggregate, would not be material to Acquirer’s ability to consummate the Share Purchase or to perform its obligations under this Agreement.

(c) Except as required by applicable federal and state securities laws and the rules of NYSE in connection with the issuance and listing on NYSE of the shares of Acquirer Common Stock issuable in the Share Purchase, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or any other Person is required by or with respect to Acquirer in connection with the execution and delivery of this Agreement or the consummation of the Transactions that, if not obtained or made, would reasonably be expected to adversely affect the ability of Acquirer to consummate the Share Purchase or any of the other Transactions.

4.3 Issuance of Shares. The shares of Acquirer Common Stock issuable in the Share Purchase, when issued by Acquirer in accordance with this Agreement, assuming the accuracy of the representations and warranties made by the Company and the Company Securityholders herein, will be duly issued, fully paid and non-assessable.

ARTICLE V

CONDUCT PRIOR TO THE CLOSING

5.1 Conduct of the Business; Notices. During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall:

(a) conduct the Business solely in the ordinary course consistent with past practice (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer) and in compliance with Applicable Law;

(b) (i) pay and perform all of its undisputed debts and other obligations (including Taxes) when due, (ii) use commercially reasonable efforts consistent with past practice and policies to collect accounts receivable when due and not extend credit outside of the ordinary course of business consistent with past practice, (iii) sell the Company’s products and services consistent with past practice as to discounting, license, service and maintenance terms, incentive programs and revenue recognition and other terms and (iv) use its commercially reasonable efforts consistent with past practice and policies to preserve intact its present business organizations, keep available the services of its present officers and key employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it, to the end that its goodwill and ongoing businesses shall be unimpaired at the Closing;

(c) assure that each of its Contracts (other than with Acquirer) entered into after the Agreement Date will not require the procurement of any consent, waiver or novation or provide for any change in the obligations of any party thereto in connection with, or terminate as a result of the consummation of, the Transactions, and shall give reasonable advance notice to Acquirer prior to allowing any Material Contract or right thereunder to lapse or terminate by its terms;

(d) maintain each of its leased premises in accordance with the terms of the applicable lease;

(e) promptly notify Acquirer of any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;

(f) promptly notify Acquirer of any notice or other communication from any Governmental Entity (i) relating to the Transactions, (ii) indicating that a Company Authorization has been or is about to be revoked or (iii) indicating that a Company Authorization is required in any jurisdiction in which such Company Authorization has not been obtained, which revocation or failure to obtain has had or would reasonably be expected to be material to Acquirer (following the Closing) or the Company;

(g) promptly notify Acquirer of any tax notice that would be received before Closing by Company and its Affiliate regarding any new tax audit;

(h) promptly notify Acquirer of any inaccuracy in or breach of any representation, warranty or covenant of the Company herein; provided that the phrase “as of the Agreement Date” in any such representation or warranty shall be disregarded for such purpose; and

(i) to the extent not otherwise required by this Section 5.1, promptly notify Acquirer of any change, occurrence or event not in the ordinary course of business, or of any change, occurrence or event that, individually or in the aggregate with any other changes, occurrences and events, would reasonably be expected to be materially adverse to the Company or cause any of the conditions to the Closing set forth in Article VII not to be satisfied.

5.2 Restrictions on Conduct of the Business. Without limiting the generality or effect of the provisions of Section 5.1, except as expressly set forth on Schedule 5.2 of the Company Disclosure Letter, during the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, the Company shall not do, cause or permit any of the following (except to the extent expressly provided otherwise herein or as consented to in writing by Acquirer:

(a) Charter Documents. Cause, propose or permit any amendments to the Organizational Documents or equivalent organizational or governing documents;

(b) Merger, Reorganization. Merge or consolidate itself with any other Person or adopt a plan of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization;

(c) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or other property) in respect of any of its Equity Interests, or split, combine or reclassify any of its Equity Interests or issue or authorize the issuance of any Equity Interests or other securities in respect of, in lieu of or in substitution for its Equity Interests, or repurchase or otherwise acquire, directly or indirectly, any of its Equity Interests except from former employees, non-employee directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service;

(d) Material Contracts. (i) Enter into, amend or modify any (A) Contract that would (if entered into, amended or modified prior to the Agreement Date) constitute a Material Contract, (B) other material Contract or (C) Contract requiring a novation or consent in connection with the Share Purchase or the other Transactions, (ii) violate, terminate, amend or modify (including by entering into a new Contract with such party or otherwise) or waive any of the terms of any of its Material Contracts or (iii) enter into, amend, modify or terminate any Contract or waive, release or assign any rights or claims thereunder, which if so entered into, modified, amended, terminated, waived, released or assigned would be reasonably like to (A) adversely affect the Company (or, following consummation of the Share Purchase, Acquirer or any of its Affiliates) in any material respect, (B) impair the ability of the Company or the Shareholders’ Agent to perform their respective obligations under this Agreement or (C) prevent or materially delay or impair the consummation of the Share Purchase and the other Transactions; provided that this Section 5.2(d) shall not require the Company to seek or obtain Acquirer’s consent in order to set or change the prices at which the Company sells products or provides services to current customers in the ordinary course of business consistent with past practice;

(e) Issuance of Equity Interests. Issue, deliver, grant or sell or authorize or propose the issuance, delivery, grant or sale of, or purchase or propose the purchase of, any Company Voting Debt or any Equity Interests, or enter into or authorize or propose to enter into any Contracts of any character obligating it to issue any Equity Interests, other than: (i) the issuance of shares of Company Common Stock pursuant to the exercise of Company Warrants that are outstanding as of the Agreement Date, and (ii) the repurchase of any shares of Company Common Stock from former employees, non-employee directors and consultants in accordance with Contracts providing for the repurchase of shares in connection with any termination of service;

(f) Employees; Consultants; Independent Contractors. (i) Hire, or offer to hire, any additional officers or other employees, or any consultants or independent contractors, (ii) terminate the employment, change the title, office or position, or materially reduce the responsibilities of any employee of the Company, (iii) enter into, amend or extend the term of any employment or consulting agreement with any officer, employee, consultant or independent contractor, or (iv) enter into any Contract with a labor union or collective bargaining agreement (unless required by Applicable Law);

(g) Loans and Investments. Make any loans or advances (other than routine expense advances to employees of the Company consistent with past practice) to, or any investments in or capital contributions to, any Person, or forgive or discharge in whole or in part any outstanding loans or advances, or prepay any indebtedness for borrowed money;

(h) Intellectual Property. Transfer or license from any Person any rights to any Intellectual Property (other than non-exclusive object code end-user licenses in connection with the sale of Company Products in the ordinary course of business consistent with past practice), or transfer or license to any Person any rights to any Company Intellectual Property, or transfer or provide a copy of any Company Source Code to any Person (including any current or former employee or consultant of the Company or any contractor or commercial partner of the Company) (other than providing access to Company Source Code to current employees and consultants of the Company involved in the development of the Company Products on a need to know basis in the ordinary course of business consistent with past practice);

(i) Patents. Take any action regarding a patent, patent application or other Intellectual Property right, other than filing continuations for existing patent applications or completing or renewing registrations of existing patents, domain names, trademarks or service marks in the ordinary course of business consistent with past practice;

(j) Dispositions. Sell, lease, license or otherwise dispose or permit to lapse of any of its tangible or intangible assets, other than sales and nonexclusive licenses of Company Products in the ordinary course of business consistent with past practice, or enter into any Contract with respect to the foregoing;

(k) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness;

(l) Payment of Obligations. Pay, discharge or satisfy (i) any Liability to any Person who is an officer, director or stockholder of the Company (other than compensation due for services as an officer or director) or (ii) any claim or Liability arising other than in the ordinary course of business consistent with past practice, other than the payment, discharge or satisfaction of Liabilities reflected or reserved against in the Financial Statements and Transaction Expenses, or defer payment of any accounts payable other than in the ordinary course of business consistent with past practice, or give any discount, accommodation or other concession other than in the ordinary course of business consistent with past practice, in order to accelerate or induce the collection of any receivable;

(m) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements in excess of $5,000 individually or $15,000 in the aggregate;

(n) Insurance. Materially change the amount of, or terminate, any insurance coverage;

(o) Termination or Waiver. Cancel, release or waive any claims or rights held by the Company;

(p) Employee Benefit Plans; Pay Increases. (i) Adopt or amend any employee or compensation benefit plan, including any stock issuance or stock option plan, or amend any compensation, benefit, entitlement, grant or award provided or made under any such plan, except in each case as required under Applicable Law, (ii) materially amend any deferred compensation plan, (iii) pay any special bonus or special remuneration to any employee or non-employee director or consultant or (iv) increase the salaries, wage rates or fees of its employees or consultants (other than as disclosed to Acquirer and are set forth on Schedule 4.2(p) of the Company Disclosure Letter);

(q) Severance Arrangements. Grant or pay, or enter into any Contract providing for the granting of any severance, retention or termination pay, or the acceleration of vesting or other benefits, to any Person (other than payments or acceleration that have been disclosed to Acquirer and are set forth on Schedule 4.2(q) of the Company Disclosure Letter);

(r) Lawsuits; Settlements. (i) Commence a lawsuit other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business (provided that the Company consults with Acquirer prior to the filing of such a suit) or (C) for a breach of this Agreement or (ii) settle or agree to settle any pending or threatened lawsuit or other dispute;

(s) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets that are material, individually or in the aggregate, to the Company or the Business, or enter into any Contract with respect to a joint venture, strategic alliance or partnership;

(t) Taxes. Make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, file any income Tax Return or any other material Tax Return without the consent of Acquirer prior to filing, file any amendment to any income Tax Return or any other material Tax Return, enter into any Tax sharing or similar agreement or closing agreement, assume any Liability for the Taxes of any other Person (whether by Contract or otherwise), settle any claim or assessment in respect of Taxes, consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, enter into intercompany transactions giving rise to deferred gain or loss of any kind or take any other similar action relating to the filing of any Tax Return or the payment of any Tax if such similar action would have the effect of increasing the Tax liability of Acquirer or its Affiliates for any period ending after the Closing Date or decreasing any Tax attribute of the Company existing on the Closing Date;

(u) Accounting. Change accounting methods or practices (including any change in depreciation or amortization policies) or revalue any of its assets (including writing down the value of inventory or writing off notes or accounts receivable otherwise than in the ordinary course of business), except in each case as required by changes in the Accounting Principles as concurred with its independent accountants and after notice to Acquirer;

(v) Real Property. Enter into any agreement for the purchase, sale or lease of any real property;

(w) Encumbrances. Place or allow the creation of any Encumbrance (other than a Permitted Encumbrance) on any of its properties;

(x) Warranties, Discounts. Materially change the manner in which it provides warranties, discounts or credits to customers;

(y) Interested Party Transactions. Enter into any Contract that, if entered prior to the Agreement Date, would be required to be listed on Schedule 2.12 of the Company Disclosure Letter;

(z) Subsidiaries. Take any action that would result in the Company having one or more Subsidiaries; and

(aa) Other. Take or agree in writing or otherwise to take, any of the actions described in clauses (a) through (z) in this Section 5.2, or any action that would reasonably be expected to make any of the Company’s representations or warranties contained herein untrue or incorrect (such that the condition set forth in the first sentence of Section 7.3(a) would not be satisfied) or prevent the Company from performing or cause the Company not to perform one or more covenants, agreements or obligations required hereunder to be performed by the Company (such that the condition set forth in the second sentence of Section 7.3(a) would not be satisfied).

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 No Solicitation.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, neither the Company nor any Company Shareholder will, and neither the Company nor any Company Shareholder will authorize or permit any of its

Representatives to, directly or indirectly, (i) solicit, initiate, seek, entertain, knowingly encourage, facilitate, support or induce the making, submission or announcement of any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any communications (except solely to provide written notice as to the existence of these provisions) or negotiations regarding, or deliver or make available to any Person any non-public information with respect to, or take any other action regarding, any inquiry, expression of interest, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, except for the purpose of complying with Applicable Law relating to the information and consultation of Company employees, (iii) agree to, accept, approve, endorse or recommend (or publicly propose or announce any intention or desire to agree to, accept, approve, endorse or recommend) any Acquisition Proposal, (iv) enter into any letter of intent or any other Contract contemplating or otherwise relating to any Acquisition Proposal, (v) submit any Acquisition Proposal to the vote of any Company Securityholders or (vi) enter into any other transaction or series of transactions not in the ordinary course of business consistent with past practice, the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Share Purchase or the other Transactions. The Company and the Company Shareholders will, and will cause their Representatives to, (A) immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the Agreement Date with respect to any Acquisition Proposal and (B) immediately revoke or withdraw access of any Person (other than Acquirer and its Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company in connection with an Acquisition Proposal and request from each Person (other than Acquirer and its Representatives) the prompt return or destruction of all non-public information with respect to the Company previously provided to such Person in connection with an Acquisition Proposal. If any of the Company’s or any Company Shareholder’s Representatives, whether in his, her or its capacity as such or in any other capacity, takes any action that the Company or any Company Shareholder is obligated pursuant to this Section 6.1 not to authorize or permit such Representative to take, then the Company or the Company Shareholder, as applicable, shall be deemed for all purposes of this Agreement to have breached this Section 6.1.

(b) The Company shall immediately (but in any event, within 24 hours) notify Acquirer orally and in writing after receipt by the Company (or, to the knowledge of the Company, by any of the Company’s Representatives or any Company Shareholder or any of such Company Shareholder’s Representatives), of (i) any Acquisition Proposal, (ii) any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (iii) any other notice that any Person is considering making an Acquisition Proposal or (iv) any request for non-public information relating to the Company or for access to any of the properties, books or records of the Company by any Person or Persons other than Acquirer and its Representatives. Such notice shall describe (A) the material terms and conditions of such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request and (B) the identity of the Person or Group making any such Acquisition Proposal, inquiry, expression of interest, proposal, offer, notice or request. The Company shall keep Acquirer fully informed of the status and details of, and any modification to, any such inquiry, expression of interest, proposal or offer and any correspondence or communications related thereto and shall provide to Acquirer a true, correct and complete copy of such inquiry, expression of interest, proposal or offer and any amendments, correspondence and communications related thereto, if it is in writing, or a reasonable written summary thereof, if it is not in writing. The Company shall provide Acquirer with 48 hours prior notice.

6.2 Confidentiality; Public Disclosure.

(a) The parties hereto acknowledge that Acquirer and the Company have previously executed a Nondisclosure Agreement, dated August 19, 2014 (the “Confidentiality Agreement”), which shall continue in full force and effect in accordance with its terms. Each party hereto agrees that it and its Representatives shall hold the terms of this Agreement, and the fact of this Agreement’s existence, in strict confidence. At no time shall any party hereto disclose any of the terms of this Agreement (including the economic terms) or any non-public information about a party hereto to any other Person without the prior written consent of the party hereto about which such non-public information relates. Notwithstanding anything to the contrary in the foregoing, a party hereto shall be permitted to disclose any and all terms to its financial, tax and legal advisors (each of whom is subject to a similar obligation of confidentiality), and to any Governmental Entity or administrative agency to the extent necessary or advisable in compliance with Applicable Law and the rules of NYSE. Each Company Shareholder and the Shareholders’ Agent hereby agrees to be bound by the terms and conditions of the Confidentiality Agreement to the same extent as though each Company Shareholder and the Shareholders’ Agent were a party thereto. With respect to each Company Shareholder and the Shareholders’ Agent, as used in the Confidentiality Agreement, the term “Confidential Information” shall also include information relating to the Share Purchase or this Agreement received by each Company Shareholder and the Shareholders’ Agent after the Closing or relating to the period after the Closing.

(b) The Company shall not issue any press release or other public communications relating to the terms of this Agreement or the Transactions or use Acquirer’s name or refer to Acquirer directly or indirectly in connection with Acquirer’s relationship with the Company in any media interview, advertisement, news release, press release or professional or trade publication, or in any print media, whether or not in response to an inquiry, without the prior written approval of Acquirer, unless required by Applicable Law (in which event a satisfactory opinion of counsel to that effect shall be first delivered to Acquirer prior to any such disclosure) and except as reasonably necessary for the Company to obtain the consents and approvals of third parties contemplated by this Agreement. Notwithstanding anything to the contrary contained herein or in the Confidentiality Agreement, Acquirer may make such public communications regarding this Agreement or the Transactions as Acquirer may determine is reasonably appropriate.

6.3 Reasonable Best Efforts. Each of the parties hereto agrees to use its reasonable best efforts, and to cooperate with each other party hereto, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Share Purchase and the other Transactions, including the satisfaction of the respective conditions set forth in Article VII, and including to execute and deliver such other instruments and do and perform such other acts and things as may be necessary or reasonably desirable for effecting completely the consummation of the Share Purchase and the other Transactions.

6.4 Third-Party Consents; Notices.

(a) The Company shall use commercially reasonable efforts to obtain prior to the Closing, and deliver to Acquirer at or prior to the Closing, all consents, waivers and approvals under each Contract listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter (and any Contract entered into after the Agreement Date that would have been required to be listed or described on Schedule 2.3(b)(ii)(B) of the Company Disclosure Letter if entered into prior to the Agreement Date).

(b) The Company shall give all notices and other information required to be given to the employees of the Company, any collective bargaining unit representing any group of employees of the Company, and any applicable government authority under Applicable Law in connection with the Transactions.

6.5 Litigation. The Company shall (i) notify Acquirer in writing promptly after learning of any Legal Proceeding initiated by or against it, or known by the Company to be threatened against the Company, or any of its directors, officers or employees or the Company Shareholders in their capacity as such (a “New Litigation Claim”), (ii) notify Acquirer of ongoing material developments in any New Litigation Claim and (iii) consult in good faith with Acquirer regarding the conduct of the defense of any New Litigation Claim.

6.6 Access to Information.

(a) During the period from the Agreement Date and continuing until the earlier of the termination of this Agreement and the Closing, (i) the Company shall afford Acquirer and its Representatives reasonable access during business hours to (A) the Company’s properties, personnel, books, Contracts and records and (B) all other information concerning the business, properties and personnel of the Company as Acquirer may reasonably request and (ii) the Company shall provide to Acquirer and its Representatives true, correct and complete copies of the Company’s (A) internal financial statements, (B) Tax Returns, Tax elections and all other records and workpapers relating to Taxes, (C) a schedule of any deferred intercompany gain or loss with respect to transactions to which the Company has been a party and (D) receipts for any Taxes paid to foreign Tax Authorities.

(b) Subject to compliance with Applicable Law, from the Agreement Date until the earlier of the termination of this Agreement and the Closing, the Company shall confer from time to time as requested by Acquirer with one or more Representatives of Acquirer to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company.

(c) No information or knowledge obtained by Acquirer during the pendency of the Transactions in any investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation, warranty, covenant, agreement, obligation or condition set forth herein.

6.7 Spreadsheet. The Company shall prepare and deliver to Acquirer, in accordance with Section 6.11, a spreadsheet (the “Spreadsheet”) in the form provided by Acquirer prior to the Closing and reasonably satisfactory to Acquirer, which spreadsheet shall be dated as of the Closing Date and shall set forth all of the following information (in addition to the other required data and information specified therein and other data and information reasonably requested by Acquirer), as of immediately prior to the Closing: (i) the names of all the Company Securityholders and their respective addresses, e-mail addresses and, where available, taxpayer identification numbers, (ii) the number and type of shares of Company Common Stock held by, or subject to the Company Warrants held by, such Company Securityholders and, in the case of outstanding shares, the respective certificate numbers, (iii) the number of shares of Company Common Stock subject to and the exercise price per share in effect for each Company Warrant, (iv) the vesting status and schedule with respect to Company Warrants and Unvested Company Shares and terms of the Company’s rights to repurchase such Unvested Company Shares (including the per share repurchase price payable with respect thereto), (v) the calculation of the Acquirer Stock Price, Milestone 1 Per Share Stock Consideration, Milestone 2 Per Share Stock Consideration, Milestone 1 Stock Consideration, Milestone 2 Stock Consideration, Cash Consideration, Closing Common Per Share Stock Consideration, Closing Stock Consideration, Common Per Share Cash Consideration, Fully-Diluted Company Common Stock and Restricted Stock, (vi) the calculation of aggregate cash amounts and shares of Acquirer Common Stock payable and issuable, respectively, to each such Company Shareholder pursuant to Section 1.3(a) and Section 1.3(b) and the total amount of Taxes to be withheld therefrom (including, if applicable, the number of shares of Acquirer Common Stock to be withheld), (vii) the calculation of each Founder’s Escrow Pro Rata Share of the Cash Escrow Amount, (viii) the calculation of each Company Shareholder’s Consideration Pro Rata Share of the Restricted Stock (i.e., Lock-Up Shares) and (ix) a funds flow memorandum setting forth applicable wire transfer instructions and other information reasonably requested by Acquirer.

6.8 Expenses. Whether or not the Share Purchase is consummated, except as otherwise set forth herein, all costs and expenses incurred in connection with this Agreement and the Transactions (including Transaction Expenses) shall be paid by the party incurring such expense; provided that (a) at the Closing, Acquirer shall pay or cause to be paid all Transaction Expenses that are incurred but unpaid as of the Closing, (b) at the Closing, Acquirer shall pay the LD&A Jupiter Fees directly to LD&A Jupiter and (c) the fees and expenses of the Accounting Firm, if any, shall be allocated as provided in Section 1.6(h).

6.9 Employees.

(a) With respect to any employee of the Company who receives an offer of employment from Acquirer, the Company shall assist Acquirer with its efforts to enter into an offer letter and a confidential information and assignment agreement with such employee prior to the Closing Date. Notwithstanding anything to the contrary in the foregoing, with the exception of the Key Employees, none of Acquirer and the Company shall have any obligation to make an offer of employment to any employee of the Company. With respect to matters described in this Section 6.9, the Company will consult with Acquirer (and will consider in good faith the advice of Acquirer) prior to sending any notices or other communication materials to its employees.

(b) The Company shall ensure that there shall be no outstanding securities, commitments or agreements of the Company immediately prior to the Closing that purport to obligate the Company to issue any shares of Company Common Stock. Company Options or Company Warrants under any circumstances.

6.10 Acquirer Equity Awards. Following the Closing Date, in accordance with Acquirer’s standard equity award policies, Acquirer will grant Acquirer Equity Awards (or other form of compensation, equity or otherwise, as determined by Acquirer) to such Continuing Employees in such aggregate amount as set forth on Schedule 6.10 (the “Employee Grants”) following approval by the compensation committee of Acquirer’s board of directors. Any Employee Grants will be subject to all of the terms and conditions set forth in (a) Acquirer’s 2013 Equity Incentive Plan, (b) such Continuing Employee’s offer letter, if any, with Acquirer and (c) a notice of restricted stock unit award and restricted stock unit agreement or notice of stock option grant and stock option agreement, as applicable, to be entered into between such Continuing Employees and Acquirer, setting forth vesting terms that are in accordance with Acquirer’s standard policies.

6.11 Certain Closing Certificates and Documents. The Company shall prepare and deliver to Acquirer a draft of each of the Disclosure Materials, Company Closing Financial Certificate and the Spreadsheet not later than seven Business Days prior to the Closing Date and a final version of the Disclosure Materials, Company Closing Financial Certificate and the Spreadsheet to Acquirer not later than five Business Days prior to the Closing Date. In the event that Acquirer notifies the Company that there are reasonably apparent errors in the drafts of the Company Closing Financial Certificate and the Spreadsheet delivered not later than five Business Days prior to the Closing Date, Acquirer and the Company shall discuss such errors in good faith and the Company shall correct such errors prior to delivering the final versions of the same in accordance with this Section 6.11. Without limiting the foregoing or Section 6.6, the Company shall provide to Acquirer, together with the Company Closing Financial Certificate and the Spreadsheet, such supporting documentation, information and calculations as are reasonably necessary for Acquirer to verify and determine the calculations, amounts and other matters set forth in the Company Closing Financial Certificate and the Spreadsheet. Acquirer shall have the right to review and comment on the form and contents of the Disclosure Materials, which shall be to Acquirer’s reasonable satisfaction.

6.12 Tax Matters.

(a) Each of Acquirer, the Shareholders’ Agent, the Company Securityholders and the Company and its Affiliates shall cooperate fully, as and to the extent reasonably requested by any of the others, in connection with the filing of Tax Returns and any Legal Proceeding with respect to Taxes. Such cooperation shall include the retention and (upon request therefor) the provision of records and information reasonably relevant to any such Legal Proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Acquirer, the Company and its Affiliates, the Shareholders’ Agent and the Company Securityholders agree to retain all books and records with respect to Tax matters pertinent to the Company and its Affiliates relating to any taxable period beginning before the Closing Date until expiration of the statute of limitations of the respective taxable periods, and to abide by all record retention agreements entered into with any Tax Authority.

(b) The Company shall cause each Company Securityholder to further agree, upon request, to use their reasonable best efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions).

(c) Acquirer and the Company intend that the cash and shares of Acquirer Common Stock (except to the extent that such shares of Acquirer Common Stock have increased in value after the Closing) payable to the holders of Company Common Stock will be treated as received in exchange for the applicable holder’s Company Common Stock, and agree to report for income Tax purposes such amounts as consideration for such holder’s Company Common Stock and, except as otherwise required by Applicable Law, not as compensation for services.

(d) To the extent that the Share Purchase constitutes a taxable acquisition of stock for U.S. tax purposes, Acquirer, the Company and the Company Securityholders acknowledge and agree that Acquirer may, in its discretion, make an election under Section 338(g) of the Code and similar provisions of U.S. state or local law with respect to the Share Purchase.

6.13 S-3 Filing.

(a) As promptly as reasonably practicable following the Closing but in any event no later than two Business Days after the date on which Acquirer has filed its Annual Report on Form 10-K, Acquirer will file (at its sole expense) with the SEC and use commercially reasonable efforts to have declared effective a shelf registration statement on Form S-3 as provided in General Instruction I.D. to Form S-3 (the “Resale Registration Statement”) for the registration of the resale of the Stock Consideration; provided, however, Acquirer shall only have an obligation to file a Form S-3 on behalf of such Company Securityholders who deliver a stockholder questionnaire providing certain information required for filing a registration statement on Form S-3 no later than three days following the Closing Date. Acquirer will use commercially reasonable efforts to keep the Resale Registration Statement effective until the earlier of (i) the sale pursuant to the Resale Registration Statement of all of the shares of the Stock Consideration, and (ii) 12 months following the Closing Date. Acquirer shall notify the holders of the Acquirer Common Stock and the Stockholders’ Agent, promptly after it shall receive notice thereof, of the date and time the Resale Registration Statement and each post-effective amendment to such Resale Registration Statement becomes effective or a supplement to any prospectus forming a part of such Resale Registration Statement has been filed; and Acquirer shall take all commercially reasonable efforts to cause its transfer agent within three (3) Business Days after delivery of a customary written request by a holder of the Acquirer Common Stock or its broker (provided such request is accompanied by customary supporting representation letters and similar materials, including such materials customarily required for delivery of an opinion of Acquirer counsel) upon the sale by such holder of the Acquirer Common Stock of any shares of Acquirer Common Stock that are sold pursuant to the effective Resale Registration Statement to remove the book entry restrictions containing the substance of the legends described in Sections 1.4(a)(ii) and 1.4(c)(iii) hereof with respect to such shares, if applicable (including without limitation taking commercially reasonable efforts to cause its counsel to issue customary opinions upon receipt of customary supporting materials from the applicable holder of the Acquirer Common Stock and its broker), and otherwise facilitate the movement of such shares from restricted to unrestricted accounts at the request of any holder of the Acquirer Common Stock upon such sale, and use commercially reasonable efforts to promptly respond to any reasonable broker’s inquiries in connection therewith made of Acquirer and to take such other reasonable and customary steps in connection therewith (such as using all reasonable efforts to cause its transfer agent to be reasonably available for conference calls and otherwise coordinate directly with brokers) as are within Acquirer’s control in connection with such sales, in each case with a view to reasonably assisting the holders of the Acquirer Common Stock to complete such sale during such period of effectiveness. The Resale Registration Statement shall include in the Plan of Distribution, or other similar section, a description of the potential manner of resales of the Stock Consideration as is requested by the holders of the Stock Consideration and is not inconsistent with the requirements of Form S-3. Holders of the Stock Consideration shall not use the Resale Registration Statement to resell Stock Consideration except in accordance with the Resale Registration Statement and the provisions regarding the lock-up arrangements set forth in Section 1.4(c). Each Company Shareholder receiving Closing Stock Consideration and Additional Stock Consideration agrees not to sell any such shares of Acquirer Common Stock pursuant to the Resale Registration Statement without delivering, or causing to be delivered, a prospectus included therein to the purchaser thereof pursuant to the prospectus delivery requirements of the Securities Act. Acquirer shall have the right to suspend, and the Company Shareholder receiving Closing Stock Consideration and Additional Stock Consideration shall suspend, the use of the Resale Registration Statement for resales of Closing Stock Consideration and Additional Stock Consideration upon prior written notice from Parent to the Stockholders’ Agent, for a reasonable period of time not to exceed 90 consecutive days if the chief executive officer or chief executive officer of Acquirer determines in his or her good faith judgment that it would be materially detrimental to Acquirer or its securityholders not to suspend the use by the holders of Closing Stock Consideration and Additional Stock Consideration of the Resale Registration Statement by reason of: (i) the Acquirer being in possession of material non-public information, so long as the chief executive officer or chief executive officer of the Company determines in good faith that the disclosure of such information during the period specified in such notice would be required to be disclosed and that such disclosure would be detrimental to the Parent or its securityholders; and (ii) a contemplated financing, acquisition, disposition, corporate reorganization, merger, or other similar transaction or other material event or circumstance affecting the Parent or its securities (instances in clauses (i) or (ii) being an “Adverse Disclosure”). Notwithstanding anything to the contrary contained herein, Acquirer may not suspend the use of the Resale Registration Statement more than twice in any twelve (12)-month period and Acquirer agrees to end its suspension of use of the Resale Registration Statement as provided in this Section reasonably promptly after the termination of any events or circumstances giving rise to such Adverse Disclosure. Acquirer shall promptly notify (i) prior to Closing, the Company, or (ii) after Closing until such time as Acquirer is no longer required to maintain the effectiveness of the Resale Registration Statement, the Stockholders’ Agent, if in either case it becomes aware of any Adverse Disclosure.

(b) Acquirer shall indemnify and hold harmless each holder of the Acquirer Common Stock whose shares of Acquirer Common Stock are included in the Resale Registration Statement, each of its officers, directors and partners and each person controlling such holder of the Acquirer Common Stock within the meaning of Section 15 of the Securities Act, from and against any

Damages to which such holder of the Acquirer Common Stock, or any such officer, director, partner or controlling person may become subject (under the Securities Act or otherwise) insofar as such Damages arise out of, or are based upon, any untrue statement of a material fact contained in the Resale Registration Statement or any omission to state therein a fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, and Acquirer will reimburse each such holder of the Acquirer Common Stock and each of its officers, directors and partners and each person controlling such holder of the Acquirer Common Stock, as the case may be, for any reasonable legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such Damages; provided, however, that Acquirer will not be liable in any such case to the extent that any such Damages arises out of or is based upon any untrue statement or omission, made in reliance upon and in conformity with written information furnished to Acquirer by or on behalf of such holder of the Acquirer Common Stock specifically for use in the preparation of the S-3 Registration Statement. For purposes of the foregoing indemnity obligations, “Damages” means any loss, damage, or liability (joint or several) to which a party hereto may become subject under the Securities Act, the Exchange Act, or other federal or state law, insofar as such loss, damage, or liability (or any action in respect thereof) arises out of or is based upon (i) any untrue statement or alleged untrue statement of a material fact contained in any Resale Registration Statement of Acquirer, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto; (ii) an omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading; or (iii) any violation or alleged violation by the indemnifying party (or any of its agents or Affiliates) of the Securities Act, the Exchange Act, any state securities law, or any rule or regulation promulgated under the Securities Act, the Exchange Act, or any state securities law.

6.14 NYSE Listing. Prior to the Closing, Acquirer shall file a Supplemental Listing Application (or such other form as may be required by NYSE) with NYSE with respect to the shares of Acquirer Common Stock to be issued in the Share Purchase and those required to be reserved for issuance in connection with the Share Purchase and shall use reasonable best efforts to cause such shares to be approved for listing before the Closing Date.

ARTICLE VII

CONDITIONS TO THE SHARE PURCHASE

7.1 Conditions to Obligations of Each Party to Effect the Share Purchase. The respective obligations of each party hereto to consummate the Transactions shall be subject to the satisfaction or waiver in writing at or prior to the Closing of each of the following conditions:

(a) Illegality. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Share Purchase shall be in effect, and no action shall have been taken by any Governmental Entity seeking any of the foregoing, and no Applicable Law or Order shall have been enacted, entered, enforced or deemed applicable to the Share Purchase that makes the consummation of the Share Purchase illegal.

(b) Governmental Approvals. Acquirer and the Company shall have timely obtained from each Governmental Entity all approvals, waivers and consents, if any, necessary for consummation of, or in connection with, the Share Purchase.

7.2 Additional Conditions to Obligations of the Company and Company Shareholders. The obligations of the Company and the Company Shareholders to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of the Company and the Company Shareholders and may be waived by the Shareholders’ Agent, on behalf of the Company and all Company Shareholders, in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants. The representations and warranties made by Acquirer herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). Acquirer shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by Acquirer at or prior to the Closing.

(b) Receipt of Closing Deliveries. The Company shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(a).

7.3 Additional Conditions to the Obligations of Acquirer. The obligations of Acquirer to consummate the Transactions shall be subject to the satisfaction or waiver at or prior to the Closing of each of the following conditions (it being understood and agreed that each such condition is solely for the benefit of Acquirer and may be waived by Acquirer in writing in its sole discretion without notice or Liability to any Person):

(a) Representations, Warranties and Covenants.

(i) The representations and warranties made by the Company herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(ii) The representations and warranties made by each of the Company Securityholders herein shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by a reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) on and as of the Agreement Date and on and as of the Closing Date as though such representations and warranties were made on and as of such dates (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be true and correct with respect to such specified date or dates). The Company Securityholders shall have performed and complied in all material respects with all covenants, agreements and obligations herein required to be performed and complied with by the Company at or prior to the Closing.

(b) Receipt of Closing Deliveries. Acquirer shall have received each of the agreements, instruments, certificates and other documents set forth in Section 1.2(b).

(c) Injunctions or Restraints on Conduct of Business. No Order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition limiting or restricting Acquirer’s ownership, conduct or operation of the Business following the Closing shall be in effect, and no Legal Proceeding seeking any of the foregoing, or any other injunction, restraint or material damages in connection with the Share Purchase or the other Transactions or prohibiting or limiting the consummation of the Transactions, shall be pending or threatened.

(d) Social Economy Waiting Period. The earlier of (i) expiration of the required two-month waiting period running from the date on which all Company employees have been informed of the contemplated Transactions and of the possibility for them to submit a proposal to acquire the Company or (ii) receipt by Acquirer from each Company employee of an executed waiver waiving all applicable rights of such Company employee, pursuant to and in accordance with the law n° 2014-856 of 31 July 2014.

(e) No Legal Proceedings. No Governmental Entity or other Person shall have commenced or threatened to commence any Legal Proceeding challenging or seeking the recovery of a material amount of damages in connection with the Share Purchase or the other Transactions or seeking to prohibit or limit the exercise by Acquirer of any material right pertaining to ownership of Equity Interests of the Company.

(f) No Material Adverse Effect. There shall not have occurred a Material Adverse Effect with respect to the Company.

(g) No Outstanding Securities. Other than shares of Company Common Stock, and Company Warrants, no Person has any Equity Interests of the Company, stock appreciation rights, stock units, share schemes, calls or rights, or is party to any Contract of any character to which the Company or a Company Securityholder is a party or by which it or its assets is bound, obligating the Company or such Company Securityholder to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Equity Interests of the Company or other rights to purchase or otherwise acquire any Equity Interests of the Company, whether vested or unvested.

(h) Employees.

(i) (A) Each Key Employee shall have signed each of the Employee Documents, which shall continue to be in full force and effect and no action shall have been taken by any such Key Employee to rescind any of such agreements, (B) the Existing Offer Letter of each Key Employee shall continue to be in full force and effect and no action shall have been taken by any such Key Employee to rescind his or her Existing Offer Letter, and (C) each confidential information and assignment agreement, all other Company policies, including Acquirer’s Insider Trading Policy, executed by a Continuing Employee shall continue to be in full force and effect and no action shall have been taken by any such individual to rescind any of such agreements.

(ii) No fewer than 90%, excluding the Key Employee(s), of the employees of the Company as of immediately prior to the Agreement Date shall have remained continuously employed with the Company from the Agreement Date through the Closing and shall become Continuing Employees.

ARTICLE VIII

TERMINATION

8.1 Termination. At any time prior to the Closing, this Agreement may be terminated and the Share Purchase abandoned by authorized action taken by the terminating party:

(a) by written consent duly authorized by Acquirer, the Company and the Shareholders’ Agent;

(b) by either Acquirer or the Company, by written notice to the other, if the Closing shall not have occurred within 30 days following the Agreement Date or such other date that Acquirer and the Company may agree upon in writing (the “Termination Date”); provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose breach of any covenant, agreement or obligation hereunder will have been the principal cause of, or shall have directly resulted in, the failure of the Closing to occur on or before the Termination Date;

(c) by either Acquirer or the Company, by written notice to the other, if any Order of a Governmental Entity of competent authority preventing the consummation of the Share Purchase shall have become final and non-appealable;

(d) by Acquirer, by written notice to the Company, if (i) there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, the Company or any of the Company Securityholders herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by the Company of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such inaccuracy or breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.3 to be satisfied (provided that no such cure period shall be available or applicable to any such breach that by its nature cannot be cured), (ii) there shall have been a Material Adverse Effect with respect to the Company or (iii) the Company shall have breached Section 5.1 or Section 5.2; or

(e) by the Shareholders’ Agent, acting on behalf of the Company Securityholders, by written notice to Acquirer, if there shall have been an inaccuracy in any representation or warranty made by, or a breach of any covenant, agreement or obligation of, Acquirer herein and such inaccuracy or breach shall not have been cured within five Business Days after receipt by Acquirer of written notice of such inaccuracy or breach and, if not cured within such period and at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in Section 7.1 or Section 7.2 to be satisfied (provided that no such cure period shall be available or applicable to any such inaccuracy or breach that by its nature cannot be cured).

8.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, this Agreement shall forthwith become void and there shall be no Liability on the part of Acquirer, the Company or their respective officers, directors, stockholders or Affiliates, or the Company Securityholders; provided that (i) Section 6.2 (Confidentiality; Public Disclosure), Section 6.8 (Expenses), this Section 8.2 (Effect of Termination), Article X (General Provisions) and any related definition provisions in or referenced in Exhibit A and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement and (ii) nothing herein shall relieve any party hereto from Liability in connection with any intentional misrepresentation made by, or a willful breach of any covenant, agreement or obligation of, such party herein.

ARTICLE IX

ESCROW FUND AND INDEMNIFICATION

9.1 Escrow Fund.

(a) At the Closing, Acquirer shall withhold the Cash Escrow Amount from the Purchase Consideration issuable pursuant to Section 1.3(a) and shall deposit the Cash Escrow Amount with Wells Fargo Bank, N.A. (or another institution selected by Acquirer and reasonably satisfactory to the Company) as escrow agent (the “Escrow Agent”) (the aggregate amount of cash so held by the Escrow Agent from time to time, the “Escrow Fund”), which Escrow Fund shall be governed by this Agreement and the escrow agreement in the form mutually agreed to by Acquirer and the Shareholders’ Agent (the “Escrow Agreement”). The Escrow Fund shall constitute partial security for the benefit of Acquirer (on behalf of itself or any other Indemnified Person) with respect to any Indemnifiable Damages pursuant to the indemnification obligations of the Company Securityholders under Section 1.6(f), Section 1.6(g) and this Article IX. The Escrow Agent shall hold the Escrow Fund until 11:59 p.m. Pacific time on the date (the “Escrow Release Date”) that is five Business Days after the date that is 18 months after the Closing. The Founders shall not receive interest or other earnings on the cash in the Escrow Fund. Neither the Escrow Fund (including any portion thereof) nor any beneficial interest therein may be pledged, subjected to any Encumbrance, sold, assigned or transferred by any Founder or be taken or reached by any legal or equitable process in satisfaction of any debt or other Liability of any Founder, in each case prior to the distribution of the Escrow Fund to any Founder in accordance with Section (b), except that each Founder shall be entitled to assign such Founder’s rights to such Founder’s Escrow Pro Rata Share of the Escrow Fund by will, by the laws of intestacy or by other operation of law.

(b) Within five Business Days following the Escrow Release Date, the Escrow Agent will distribute to each Founder such Founder’s Escrow Pro Rata Share of the Escrow Fund less that portion of the Escrow Fund that is subject to an outstanding Claim Certificate that was delivered to the Shareholders’ Agent and necessary to satisfy all unsatisfied or disputed claims for indemnification specified in any Claim Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date in accordance with this Article IX. Any portion of the Escrow Fund held by the Escrow Agent following the Escrow Release Date with respect to pending but unresolved claims for indemnification that is not awarded to Acquirer upon the resolution of such claims shall be distributed by the Escrow Agent to the Founders within five Business Days following resolution of such claims and in accordance with each such Founder’s Escrow Pro Rata Share of such portion of the Escrow Fund.

9.2 Indemnification.

(a) Subject to the limitations set forth in this Article IX, from and after the Closing, each Company Securityholder shall severally but not jointly indemnify and hold harmless Acquirer and the Company and their respective officers, agents and employees and each Person, if any, who controls or may control Acquirer within the meaning of Art. L233-3 of the French commercial code (each, an “Indemnified Person”) from and against, and shall compensate and reimburse each Indemnified Person for, any and all losses, Liabilities, damages (whether consequential, special or otherwise; provided, that, such damages shall include special damages only to the extent a component of a Third Party Claim), claims, fees, lost profits, Taxes, interest, costs and expenses, including costs of investigation and defense and reasonable fees and expenses of counsel, experts and other professionals, directly or indirectly, whether or not due to a Third-Party Claim (collectively, “Indemnifiable Damages”), arising out of, resulting from or in connection with:

(i) any failure of any representation or warranty made (A) by the Company herein or in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter) or (B) by any Company Shareholder herein, to be true and correct (I) as of the Agreement Date (except in the case of representations and warranties that by their terms speak only as of a specified date or dates, which representations and warranties shall be true and correct as of such date or dates), or (II) as of the Closing Date as though such representation or warranty were made as of the Closing Date (except in the case of representations and warranties that by their terms speak only as of a specific date or dates, which representations and warranties shall be true and correct as of such date or dates);

(ii) any failure of any certification, representation or warranty made by the Company in any certificate (other than the Spreadsheet and the Company Closing Financial Certificate) delivered to Acquirer pursuant to this Agreement to be true and correct as of the date such certificate is delivered to Acquirer;

(iii) any breach of, or default in connection with, any of the covenants, agreements or obligations made by the Company or the Company Securityholders herein or in any other agreements contemplated by the Transaction Documents or the Share Purchase;

(iv) any inaccuracies in the Spreadsheet or the Company Closing Financial Certificate;

(v) any claims by (A) any then-current or former holder or alleged then-current or former holder of any Equity Interests of the Company (including any predecessors), arising out of, resulting from or in connection with (I) the Transactions or this Agreement, including the allocation of the Purchase Consideration, or (II) such Person’s status or alleged status as a holder of Equity Interests of the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (B) any Person to the effect that such Person is entitled to any Equity Interest of Acquirer or the Company or any payment in connection with the Transactions other than as specifically set forth on the Spreadsheet or (C) any Person with respect to any plan, policy or Contract providing for compensation to any Person in the form of Equity Interests;

(vi) any matter set forth in Schedule 2.5 of the Company Disclosure Letter or that is or would be an exception to the representations and warranties made on each date in Section 2.5 (Litigation);

(vii) the use by the Company of or the inclusion in the Company Intellectual Property of any Open Source Materials;

(viii) the failure of Acquirer or the Company to receive any R&D tax credits (“crédit d’impôt recherche”) included in the Financial Statements, but not received by the Company on or prior to December 31, 2015 in an amount equal to the amount of the R&D tax credits included in the Financial Statements;

(ix) any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or any Company Securityholder; and

(x) the matter set forth on Section 9.2(a)(x) of the Company Disclosure Letter.

(b) Materiality and knowledge standards or qualifications, qualifications or requirements that a matter be or not be “reasonably expected” or “reasonably likely” to occur and qualifications by reference to the defined term “Material Adverse Effect” in any representation, warranty, covenant, agreement or obligation shall only be taken into account in determining whether an inaccuracy in such representation or warranty, or a breach of such covenant, agreement or obligation, exists, and shall not be taken into account in determining the amount of any Indemnifiable Damages with respect to such inaccuracy or breach.

9.3 Indemnifiable Damage Threshold; Other Limitations.

(a) Notwithstanding anything to the contrary contained herein, no Indemnified Person may make a claim against the Escrow Fund in respect of any claim for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) or (ii) of Section 9.2(a) (other than claims arising out of, resulting from or in connection with (i) fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Company Securityholder or (ii) any failure of any of the Special Representations to be true and correct as aforesaid) unless and until a Claim Certificate (together with any other concurrently delivered Claim Certificates) describing Indemnifiable Damages in an aggregate amount greater than $85,000 (the “Basket”) has been delivered, in which case the Indemnified Person may make claims for indemnification, compensation and reimbursement and may receive cash equal to the Indemnifiable Damages in one or more Claim Certificates from the Escrow Fund for all Indemnifiable Damages (including the amount of the Basket). The Basket shall not apply to any other Indemnifiable Damages or claims therefor.

(b) If the Share Purchase is consummated, recovery from the Escrow Fund shall constitute the sole and exclusive remedy for the indemnity obligations of each Company Securityholder under this Agreement for Indemnifiable Damages (and not specific performance or other equitable remedies) arising out of, relating to or in connection with the matters listed in clauses (i) or (ii) of Section 9.2(a), except (i) in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Company Securityholder and (ii) any failure of any of the representations and warranties made by (A) the Company in Section 2.2 (Capital Structure), Section 2.3 (Authority; Non-contravention), Section 2.8 (Title to, Condition and Sufficiency of Assets), Section 2.9 (Intellectual Property), Section 2.10 (Taxes), Section 2.11(f) (Employee Benefit Plans and Employee Matters) or Section 2.16 (Transaction Fees), (B) the Company in any certificate delivered to Acquirer pursuant to this Agreement that are within the scope of those covered by the foregoing Sections or (C) of any of the representations and warranties made by a Company Securityholder in Article III (collectively, the “Special Representations”) to be true and correct as aforesaid.

(c) In the case of any claims for Indemnifiable Damages arising out of, resulting from or in connection with the failure of (x) any of the Special Representations (other than those in Section 2.8 (Title to, Condition and Sufficiency of Assets), Section 2.9 (Intellectual Property), Section 2.10 (Taxes) and Section 2.11(f) (Employee Benefit Plans and Employee Matters)) to be true and correct as aforesaid or the matters listed in clauses (iii), (iv), (v) and (ix) of Section 9.2(a) (collectively, “Fundamental Claims”), or (y) Section 2.8 (Title to, Condition and Sufficiency of Assets), Section 2.9 (Intellectual Property), Section 2.10 (Taxes) and Section 2.11(f) (Employee Benefit Plans and Employee Matters)) be true and correct as aforesaid or the matters listed in clauses (vi), (vii) (viii) or (x)) of Section 9.2(a) (collectively, the “Partial Fundamental Claims”), after Indemnified Persons have exhausted or made claims upon all amounts of cash held in the Escrow Fund (after taking into account all other claims for indemnification, compensation and reimbursement from the Escrow Fund made by Indemnified Persons), each Company Securityholder shall have Liability for such Company Shareholder’s Consideration Pro Rata Share of the amount of any Indemnifiable Damages resulting therefrom. Notwithstanding anything to the contrary contained herein, (i) the total Liability of the Company Securityholder for Fundamental Claims shall be limited to the aggregate amount of cash and the aggregate number of shares of Acquirer Common Stock payable and issuable, respectively, to the Company Shareholder pursuant to Section 1.3(a), (ii) the total Liability of the Company Securityholder for Partial Fundamental Claims shall be limited to 50% of the aggregate amount of cash and 60% of the aggregate number of shares of Acquirer Common Stock payable and issuable, respectively, to the Company Shareholder pursuant to Section 1.3(a), and (iii) any limitation of Liability in this Section 9.3(c) shall not apply in the case of fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Company Securityholder.

(d) Notwithstanding anything to the contrary contained herein, the amounts that an Indemnified Person recovers from the Escrow Fund pursuant to Partial Fundamental Claims or Fundamental Claims shall not reduce the amount that an Indemnified Person may recover with respect to claims that are not Partial Fundamental Claims or Fundamental Claims. By way of illustration and not limitation, assuming there are no other claims for indemnification, compensation or reimbursement, in the event that Indemnifiable Damages resulting from a Partial Fundamental Claim or Fundamental Claim are first satisfied from the Escrow Fund and such recovery fully depletes the Escrow Fund, the maximum amount recoverable by an Indemnified Person pursuant to a subsequent claim that is not a Partial Fundamental Claim or Fundamental Claim shall continue to be the full dollar value of the Escrow Fund irrespective of the fact that the Escrow Fund was used to satisfy such Fundamental Claim, such that the amount recoverable for such two claims would be the same regardless of the chronological order in which they were made.

(e) Notwithstanding anything to the contrary contained herein, (i) no Company Securityholder shall have any right of indemnification, compensation, reimbursement, contribution or right of advancement from Acquirer, the Company or any other Indemnified Person with respect to any Indemnifiable Damages claimed by any Indemnified Person or any right of subrogation against the Company with respect to any indemnification, compensation or reimbursement of an Indemnified Person by reason of any of the matters set forth in Section 9.2(a), (ii) the rights and remedies of the Indemnified Persons after the Closing shall not be limited by (x) any investigation by or on behalf of, or disclosure to (other than in the Company Disclosure Letter with respect to clauses (i), (ii) and (x) of Section 9.2(a), subject to any limitations expressly set forth therein), any Indemnified Person at or prior to the Closing regarding any failure, breach or other event or circumstance or (y) any waiver of any condition to the Closing related thereto, (iii) if an Indemnified Person’s claim under this Article VIII may be properly characterized in multiple ways in accordance with this Article VIII such that such claim may or may not be subject to different limitations depending on such characterization, then such Indemnified Person shall have the right to characterize such claim in a manner that maximizes the recovery and time to assert such claim permitted in accordance with this Article VIII and (iv) no Company Securityholder, other than a Founder as a result of their contribution to the Cash Escrow Amount, shall be liable for the breach of any covenant of another Company Securityholder or any fraud, intentional misrepresentation or willful misconduct by or on behalf of any Person other than the Company or such Company Securityholder; provided that nothing herein shall limit the liability of a Company Securityholder for any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company or such Company Securityholder.

(f) All Indemnifiable Damages shall be subject to the following adjustments:

(i) All Indemnifiable Damages shall be calculated net of the amount of any actual recoveries actually received by an Indemnified Person prior to the Escrow Release Date under any existing insurance policies and contractual indemnification or contribution provisions (in each case, calculated net of any actual collection costs and reserves, expenses, deductibles or premium adjustments or retrospectively rated premiums (as determined in good faith by an Indemnified Person) incurred or paid to procure such recoveries) in respect of any Indemnifiable Damages suffered, paid, sustained or incurred by any Indemnified Person; provided, that, no Indemnified Person shall have any obligation to seek to obtain or continue to pursue any such recoveries.

(ii) Any amounts for the provision or reserve explicitly specified as a line item in the Financial Statements for events that give rise to the Indemnifiable Damages shall be, after deduction of the tax consequences of its reversal for Acquirer or the Company or its Subsidiaries, deducted from amounts payable to Acquirer for such Indemnifiable Damages.

(g) No Indemnifiable Damages pursuant to Section 9.2(a)(i) shall be awarded to any Indemnified Person solely to the extent that such Indemnifiable Damages are directly the result of a change in Applicable Law, the Accounting Principles or US GAAP that becomes effective after the Closing Date.

9.4 Period for Claims. Except as otherwise set forth in this Section 9.4, the period (the “Claims Period”) during which claims may be made (i) against the Escrow Fund for Indemnifiable Damages arising out of, resulting from or in connection with the matters listed in clauses (i) and (ii) of Section 9.2(a) (other than with respect to any of the Special Representations) shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the Escrow Release Date and (ii) for Indemnifiable Damages arising out of, resulting from or in connection with all other matters, including Fundamental Claims, shall commence at the Closing and terminate at 11:59 p.m. Pacific time on the date that is 30 days following (A) in the case of claims for Indemnifiable Damages arising out of, resulting from or in connection with (I) the failure of any of the representations and warranties made by the Company in Section 2.10 (Taxes) to be true and correct as aforesaid or (II) Pre-Closing Taxes, the date that is the expiration of the applicable statute of limitations (in both France and the United Kingdom) following the Closing and (B) in all other cases, the expiration of the applicable statute of limitations. Notwithstanding anything to the contrary contained herein, such portion of the Escrow Fund at the Escrow Release Date subject to an outstanding Claim Certificate and necessary to satisfy any unresolved or unsatisfied claims for Indemnifiable Damages specified in any Claim Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date shall remain in the Escrow Fund until such claims for Indemnifiable Damages have been resolved or satisfied. The availability of the Escrow Fund to indemnify, compensate or reimburse the Indemnified Persons will be determined without regard to any right to indemnification, compensation or reimbursement that any Company Securityholder may have in his, her or its capacity as an officer, employee or agent of the Company and no such Company Securityholder will be entitled to any indemnification, compensation or reimbursement from the Company for amounts paid for indemnification, compensation or reimbursement under this Article IX.

9.5 Claims.

(a) From time to time during the Claims Period, Acquirer may deliver to the Shareholders’ Agent one or more certificates signed by any officer of Acquirer (each, a “Claim Certificate”):

(i) stating that an Indemnified Person has incurred, paid, reserved or accrued, or in good faith believes that it may incur, pay, reserve or accrue, Indemnifiable Damages (or that with respect to any Tax matters, that any Tax Authority may raise such matter in audit of Acquirer or its subsidiaries, that could give rise to Indemnifiable Damages);

(ii) stating the amount of such Indemnifiable Damages (which, in the case of Indemnifiable Damages not yet incurred, paid, reserved or accrued, may be the maximum amount believed by Acquirer in good faith to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii) specifying in reasonable detail (based upon the information then possessed by Acquirer) the individual items of such Indemnifiable Damages included in the amount so stated and the nature of the claim to which such Indemnifiable Damages are related.

(b) Such Claim Certificate (i) need only specify such information to the knowledge of such officer of Acquirer as of the date thereof, (ii) shall not limit any of the rights or remedies of any Indemnified Person with respect to the underlying facts and circumstances specifically set forth in such Claim Certificate and (iii) may be updated and amended from time to time by Acquirer by delivering any updated or amended Claim Certificate, provided that the delivery of the original Claim Certificate is made within the applicable Claims Period and such update or amendment relates to the underlying facts and circumstances specifically set forth in such original Claims Certificate; provided that all claims for Indemnifiable Damages properly set forth in a Claim Certificate or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period. No delay in providing such Claim Certificate within the applicable Claims Period shall affect an Indemnified Person’s rights hereunder, unless (and then only to the extent that) the Shareholders’ Agent or the Company Securityholders are materially prejudiced thereby. Acquirer acknowledges that if (A) Acquirer fails to respond to a Third Party Claim by a deadline required pursuant to Applicable Law or a deadline established by the court in which the Third Party Claim was filed (the “Third Party Claim Deadline”), (B) such failure to respond by the Third Party Claim Deadline results in (1) a default by Acquirer with respect to the amount claimed in the Third Party Claim, which default prevents Acquirer from contesting the Third Party Claim, (2) judgment entered in favor of the third party in the Third Party Claim and (3) such judgment is final and Acquirer has no ability to appeal such judgment, and (C) Acquirer did not provide a Claim Certificate to the Shareholders’ Agent prior to the Third Party Claim Deadline, then such failure to provide notice shall be deemed to have materially prejudiced the Shareholders’ Agent within the meaning of this Section 9.5(b).

(c) Solely with respect to Claim Certificates asserting Indemnifiable Damages with a value greater than $500,000, Acquirer shall deliver such Claim Certificates within 120 days following the date on which Acquirer had actual knowledge of all facts that necessary for Acquirer to make a determination that Acquirer could make a claim for all such Indemnifiable Damages.

9.6 Resolution of Objections to Claims.

(a) If the Shareholders’ Agent does not contest, by written notice to Acquirer, any claim or claims by Acquirer made in any Claim Certificate within the 30-day period following receipt of the Claim Certificate, then the Escrow Agent shall, upon Acquirer’s direction and concurrently with notification to the Shareholders’ Agent, distribute to Acquirer an amount of cash from the Escrow Fund having a total value equal to the amount of any Indemnifiable Damages corresponding to such claim or claims as set forth in such Claim Certificate.

(b) If the Shareholders’ Agent objects in writing to any claim or claims by Acquirer made in any Claim Certificate within the 30-day period set forth in Section 9.6(a), Acquirer and the Shareholders’ Agent shall attempt in good faith for 60 days after Acquirer’s receipt of such written objection to resolve such objection. If Acquirer and the Shareholders’ Agent shall so agree, a joint written instruction setting forth such agreement shall be prepared, signed by both parties and delivered to the Escrow Agent. Upon receipt of such instruction, the Escrow Agent shall distribute to Acquirer an amount of cash from the Escrow Fund in accordance with the terms of such joint written instruction.

(c) If no such agreement can be reached during the 60-day period for good faith negotiation set forth in Section 9.6(b), but in any event upon the expiration of such 60-day period, either Acquirer or the Shareholders’ Agent may bring an arbitration in accordance with the terms of Section 10.11 to resolve the matter. The decision of the arbitrator as to the validity and amount of any claim in such Claim Certificate shall be non-appealable, binding and conclusive upon the parties hereto and the Company Securityholders, and Acquirer shall be entitled to instruct the Escrow Agent to distribute to Acquirer an amount of cash from the Escrow Fund in accordance therewith.

(d) Judgment upon any determination of an arbitrator may be entered in any court having jurisdiction. For purposes of this Section 9.6(d), in any suit hereunder in which any claim or the amount thereof stated in the Claim Certificate is at issue, Acquirer shall be deemed to be the prevailing party unless the arbitrator determines in favor of the Shareholders’ Agent (on behalf of the Company Securityholders) with respect to more than one-half of the amount in dispute, in which case the Company Securityholders shall be deemed to be the prevailing party. The non-prevailing party to an arbitration shall pay its own fees and expenses and the fees and expenses of the prevailing party, including attorneys’ fees and costs, reasonably incurred in connection with such suit.

9.7 Shareholders’ Agent.

(a) At the Agreement Date, Sylvain Eche shall be constituted and appointed as the Shareholders’ Agent. The Shareholders’ Agent shall be the agent for and on behalf of the Company Securityholders to: (i) execute, as the Shareholders’ Agent, this Agreement and any agreement or instrument entered into or delivered in connection with the Transactions, (ii) give and receive notices, instructions and communications permitted or required under this Agreement, or any other agreement, document or instrument entered into or executed in connection herewith, for and on behalf of any Company Securityholder, to or from Acquirer (on behalf of itself or any other Indemnified Person) relating to this Agreement or any of the Transactions and any other matters contemplated by this Agreement or by such other agreement, document or instrument (except to the extent that this Agreement expressly contemplates that any such notice or communication shall be given or received by each Company Securityholder individually), (iii) review, negotiate and agree to and authorize Acquirer to reclaim an amount of cash from the Escrow Fund in satisfaction of claims asserted by Acquirer (on behalf of itself or any other Indemnified Person, including by not objecting to such claims) pursuant to this Article IX, (iv) object to such claims pursuant to Section 9.6, (v) consent or agree to, negotiate, enter into, or, if applicable, contest, prosecute or defend, settlements and compromises of, and demand arbitration and comply with Orders of courts and awards of arbitrators with respect to, such claims, resolve any such claims, take any actions in connection with the resolution of any dispute relating hereto or to the Transactions by arbitration, settlement or otherwise, and take or forego any or all actions permitted or required of any Company Securityholder or necessary in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing and all of the other terms, conditions and limitations of this Agreement, (vi) consult with legal counsel, independent public accountants and other experts selected by it, solely at the cost and expense of the Company Securityholders, (vii) consent or agree to any amendment to this Agreement or to waive any terms and conditions of this Agreement providing rights or benefits to the Company Securityholders (other than with respect to the payment and issuance of the Purchase Consideration less the Cash Escrow Amount) in accordance with the terms hereof and in the manner provided herein and (viii) take all actions necessary or appropriate in the judgment of the Shareholders’ Agent for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Acquirer and its Affiliates (including after the Closing, the Company) shall be entitled to rely on the appointment of Sylvain Eche as the Shareholders’ Agent and treat such Shareholders’ Agent as the duly appointed attorney-in-fact of each Company Securityholder and has having the duties, power and authority provided for in this Section 9.7. The Company Securityholders shall be bound by all actions taken and documents executed by the Shareholders’ Agent in connection with this Article IX, and Acquirer and other Indemnified Persons shall be entitled to rely exclusively on any action or decision of the Shareholders’ Agent. The Person serving as the Shareholders’ Agent may be removed or replaced from time to time, or if such Person resigns from its position as the Shareholders’ Agent, then a successor may be appointed, by the holders of a majority in interest of the aggregate amount of cash then held in the Escrow Fund upon not less than 30 days’ prior written notice to Acquirer. No bond shall be required of the Shareholders’ Agent. For the purpose of this Section 9.7, on the Agreement Date, each Converting Holding and the Shareholders’ Agent shall execute a power of attorney in the form reasonably required by Acquirer.

(b) The Shareholders’ Agent shall not be liable to any Company Securityholder for any act done or omitted hereunder as the Shareholders’ Agent while acting in good faith (and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith) and without gross negligence or willful misconduct. The Shareholders’ Agent shall serve as the Shareholders’ Agent without compensation; provided that the Company Securityholders shall severally but not jointly indemnify the Shareholders’ Agent and hold him harmless against any loss, Liability or expense incurred without gross negligence, willful misconduct or bad faith on the part of the Shareholders’ Agent and arising out of, resulting from or in connection with the acceptance or administration of his duties hereunder, including all reasonable out-of-pocket costs and expenses and legal fees and other legal costs reasonably incurred by the Shareholders’ Agent. If not paid directly to the Shareholders’ Agent by the Company Securityholders, such losses, Liabilities or expenses may be recovered by the Shareholders’ Agent from the portion of the Escrow Fund otherwise distributable to the Company Securityholders (and not distributed or distributable to an Indemnified Person or subject to a pending indemnification claim of an Indemnified Person) on or after the Escrow Release Date pursuant to the terms hereof, at the time of distribution, and such recovery will be made from the Company Securityholders according to their respective Consideration Pro Rata Shares of such losses, Liabilities or expenses.

(c) After the Closing, any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Shareholders’ Agent that is within the scope of the Shareholders’ Agent’s authority under Section 9.7(a) shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all the Company Securityholders and shall be final, binding and conclusive upon each such Company Securityholder; and each Indemnified Person shall be entitled to rely exclusively upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Company Securityholder. Acquirer, the Company and the Indemnified Persons are hereby relieved from any Liability to any Person for any acts done by them in accordance with such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Shareholders’ Agent.

9.8 Third-Party Claims. In the event Acquirer becomes aware of a claim by a third party (a “Third-Party Claim”) that Acquirer in good faith believes may result in a claim for Indemnifiable Damages by or on behalf of an Indemnified Person, Acquirer shall have the right in its sole discretion to conduct the defense of and to settle or resolve such Third-Party Claim (and the costs and expenses incurred by Acquirer in connection with such defense, settlement or resolution (including reasonable attorneys’ fees, other professionals’ and experts’ fees and court or arbitration costs) shall be included in the Indemnifiable Damages for which Acquirer shall be entitled to receive indemnification pursuant to a claim made hereunder, and such costs and expenses shall constitute Indemnifiable Damages subject to indemnification under Section 9.2 regardless of whether it is ultimately determined that such Third-Party Claim arose out of, resulted from or was in connection with a matter listed in Section 9.2). The Shareholders’ Agent shall have the right to receive copies of all pleadings, notices and communications with respect to such Third-Party Claim, and the right to speak with a representative of Acquirer at a mutually agreeable time once per month where such representative of Acquirer would provide an update on the status of such Third-Party Claim and be available to answer questions, solely to the extent that receipt of such documents and disclosure of information in any meetings does not affect any privilege relating to any Indemnified Person, and subject to execution by the Shareholders’ Agent of Acquirer’s (and, if required, such third party’s) standard non-disclosure agreement to the extent that such materials or the information disclosed in such meetings contain confidential or propriety information. However, Acquirer shall have the right in its sole discretion to determine and conduct the defense of any Third-Party Claim and the settlement, adjustment or compromise of such Third-Party Claim. Unless otherwise consented to in writing in advance by Acquirer in its sole discretion, the Shareholders’ Agent and its Affiliates may not participate in any Third-Party Claim or any action related to such Third-Party Claim (including any discussions or negotiations in connection with the settlement, adjustment or compromise thereof). In the event that the Shareholders’ Agent has not consented to the amount of any settlement or resolution by Acquirer of any such claim (and such consent was not unreasonably withheld, conditioned or delayed), the Shareholders’ Agent and any Company Shareholder shall have the power and authority to object under this Article IX to the amount of any claim by or on behalf of any Indemnified Person against the Escrow Fund for indemnity with respect to such settlement or resolution; provided that the Shareholders’ Agent consent shall be deemed to have been given if the Shareholders’ Agent does not object within 20 days after a written request therefor by Acquirer or if the Shareholders’ Agent shall have been determined to have unreasonably withheld, conditioned or delayed its consent.

9.9 Treatment of Indemnification Payments. Acquirer, the Shareholders’ Agent and the Company Securityholders agree to treat (and cause their respective Affiliates to treat) any payment received by the Indemnified Persons pursuant to this Article IX as adjustments to the Purchase Consideration for all Tax purposes to the maximum extent permitted by Applicable Law and the Company Securityholders shall be entitled to seek applicable adjustments with relevant Tax Authorities to the extent permitted by Applicable Law.

ARTICLE X

GENERAL PROVISIONS

10.1 Survival of Representations, Warranties and Covenants. If the Share Purchase is consummated, the representations and warranties made by the Company herein, in the Company Disclosure Letter (including any exhibit to or schedule of the Company Disclosure Letter), and in the other certificates contemplated by this Agreement shall survive the Closing and remain in full force and effect, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, until the date that is 18 months following the Closing Date; provided that, regardless of any investigation or disclosure made by or on behalf of any of the parties hereto, the Special Representations will remain operative and in full force and effect until the expiration of the applicable statute of limitations (if later than the expiration of 18 months following the Closing Date) for claims against the Company Securityholders that seek recovery of Indemnifiable Damages arising out of, resulting from or in connection with an inaccuracy in such representations or warranties; provided, further, that no right to indemnification pursuant to Article IX in respect of any claim that is set forth in a Claim Certificate delivered to the Shareholders’ Agent on or prior to the Escrow Release Date shall be affected by the expiration of such representations and warranties; provided, further, that such expiration shall not affect the rights of any Indemnified Person under Article IX or otherwise to seek recovery of Indemnifiable Damages arising out, resulting from or in connection with any fraud, intentional misrepresentation or willful misconduct by or on behalf of the Company until the expiration of the applicable statute of limitations. If the Share Purchase is consummated, the representations and warranties made by Acquirer herein and in the other certificates contemplated by this Agreement shall expire and be of no further force or effect as of the Closing. If the Share Purchase is consummated, all covenants, agreements and obligations of the parties hereto shall expire and be of no further force or effect as of the Closing, except to the extent such covenants, agreements and obligations provide that they are to be performed after the Closing; provided, that, no right to indemnification pursuant to Article IX in respect of any claim based upon any breach of a covenant, agreement or obligation shall be affected by the expiration of such covenant, agreement or obligation.

10.2 Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with automated confirmation of receipt) to the parties hereto at the following address (or at such other address for a party as shall be specified by like notice):

(i) if to Acquirer, to:

Marin Software Incorporated

123 Mission Street 25th Floor

Attention: General Counsel

Facsimile No.: (415) 512-7525

Telephone No.: (415) 399-2580

with a copy (which shall not constitute notice) to:

Fenwick & West LLP

555 California Street, 12th Floor

San Francisco, CA 9104

Attention: Michael Brown

Facsimile No.: (415) 281-1350

Telephone No.: (415) 875-2300

(ii) if to the Company, to:

Social Moov

79 avenue Ledru-Rollin

75012 Paris, France

Attention: Véronique Bergeot

Telephone No.: +33 (0) 1 53 34 80 69

with a copy (which shall not constitute notice) to:

Joffe & Associés

5, rue de l’Alboni

75016 Paris, France

Attention: Christophe Joffe

Facsimile No.: +33 1 43 18 20 31

Telephone No.: +33 1 43 18 20 30

LD&A Jupiter

72 rue du Faubourg Saint-Honorée

75008 Paris, France

Attention: Matthieu Rosset/Sandrine Vergnory-Mion

Facsimile No.: +33 (0) 1 53 43 09 76

Telephone No.: +33 (0) 70 08 76 21

(iii) If to the Shareholders’ Agent, to:

Sylvain Eche

78 rue du Faubourg Saint-Antoine

75012 Paris, France

Telephone No.: +33 (0) 6 12 03 12 57

with a copy (which shall not constitute notice) to:

Joffe & Associés

5, rue de l’Alboni

75016 Paris, France

Attention: Christophe Joffe

Facsimile No.: +33 1 43 18 20 31

Telephone No.: +33 1 43 18 20 30

LD&A Jupiter

72 rue du Faubourg Saint-Honorée

75008 Paris, France

Attention: Matthieu Rosset/Sandrine Vergnory-Mion

Facsimile No.: +33 (0) 1 53 43 09 76

Telephone No.: +33 (0) 70 08 76 21

Any notice given as specified in this Section 10.2 (i) if delivered personally or sent by facsimile transmission shall conclusively deemed to have been given or served at the time of dispatch if sent or delivered on a Business Day or, if not sent or delivered on a Business Day, on the next following Business Day and (ii) if sent by commercial delivery service or mailed by registered or certified mail (return receipt requested) shall conclusively be deemed to have been received on the third Business Day after the post of the same.

10.3 Interpretation. When a reference is made herein to Articles, Sections, subsections, Schedules or Exhibits, such reference shall be to an Article, Section or subsection of, or a Schedule or an Exhibit to this Agreement unless otherwise indicated. The headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” Where a reference is made to a Contract, instrument or Law, such reference is to such Contract, instrument or Law as amended, modified or supplemented, including (in the case of Contracts or instruments) by waiver or consent and (in the case of Law) by succession of comparable successor Law and references to all attachments thereto and instruments incorporated therein. Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender and neutral forms of such words, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereto,” “hereunder” and derivative or similar words refer to this entire Agreement, (iv) references to clauses without a cross-reference to a Section or subsection are references to clauses within the same Section or, if more specific, subsection, (v) references to any person include the successors and permitted assigns of that person, (vi) references from or through any date shall mean, unless otherwise specified, from and including or through and including, respectively, (vii) the phrases “provide to” and “deliver to” and phrases of similar import mean that a true, correct and complete paper or electronic copy of the information or material referred to has been delivered to the party to whom such information or material is to be provided and (viii) the phrase “made available to” and phrases of similar import means, with respect to any information, document or other material of Acquirer or the Company, that such information, document or material was made available for review and properly indexed by the Company or Acquirer, respectively, and its Representatives in the virtual data room established by Acquirer or the Company, respectively, in connection with this Agreement at least 48 hours prior to the execution of this Agreement or actually delivered (whether by physical or electronic delivery) to the Company or Acquirer, respectively, or its Representatives at least 48 hours prior to the execution of this Agreement. The symbol “$” refers to United States Dollars. The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” References to a Person are also to its permitted successors and assigns. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Unless indicated otherwise, all mathematical calculations contemplated by this Agreement shall be rounded to the tenth decimal place, except in respect of payments, which shall be rounded to the nearest whole United States cent.

10.4 Amendment. Subject to Applicable Law, the parties hereto may amend this Agreement by authorized action at any time pursuant to an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted by Applicable Law, Acquirer and the Shareholders’ Agent may cause this Agreement to be amended at any time after the Closing by execution of an instrument in writing signed on behalf of Acquirer and the Shareholders’ Agent.

10.5 Extension; Waiver. At any time at or prior to the Closing, any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto owed to such party, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. At any time after the Closing, Acquirer and the Shareholders’ Agent may, to the extent legally allowed, (A) extend the time for the performance of any of the obligations of the other owed to such party, (B) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (C) waive any breaches of any of the covenants, agreements, obligations or conditions for the benefit of such party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing that is (I) prior to the Closing with respect to the Company and/or the Company Securityholders, signed by the Company and/or each effected Company Securityholders, as applicable, (II) after the Closing with respect to the Company Securityholders and/or the Shareholders’ Agent, signed by the Shareholders’ Agent and (III) with respect to Acquirer, signed by Acquirer. Without limiting the generality or effect of the preceding sentence, no failure to exercise or delay in exercising any right under this Agreement shall constitute a waiver of such right, and no waiver of any breach or default shall be deemed a waiver of any other breach or default of the same or any other provision herein.

10.6 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto; it being understood and agreed that all parties hereto need not sign the same counterpart. The delivery by facsimile or by electronic delivery in PDF format of this Agreement with all executed signature pages (in counterparts or otherwise) shall be sufficient to bind the parties hereto to the terms and conditions set forth herein. All of the counterparts will together constitute one and the same instrument and each counterpart will constitute an original of this Agreement.

10.7 Entire Agreement; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including all the exhibits attached hereto, the Schedules, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement, in accordance with its terms and (b) are not intended to confer, and shall not be construed as conferring, upon any Person other than the parties hereto any rights or remedies hereunder (except that Article IX is intended to benefit the Indemnified Persons).

10.8 Assignment. Neither this Agreement nor any of the rights and obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise by any of the parties hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void, except that Acquirer may assign its rights and delegate its obligations under this Agreement to any direct or indirect wholly owned subsidiary of Acquirer without the prior consent of any other party hereto; provided that notwithstanding any such assignment, Acquirer shall remain liable for all of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

10.9 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement shall continue in full force and effect and shall be interpreted so as reasonably necessary to effect the intent of the parties hereto. The parties hereto shall use all reasonable efforts to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that shall achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.10 Remedies Cumulative; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party hereto shall be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party hereto of any one remedy shall not preclude the exercise of any other remedy and nothing herein shall be deemed a waiver by any party hereto of any right to specific performance or injunctive relief. It is accordingly agreed that, subject to Section 9.3(a), the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they are entitled at law or in equity, and the parties hereto hereby waive the requirement of any posting of a bond in connection with the remedies described herein.

10.11 Arbitration. EXCEPT FOR CLAIMS REGARDING EITHER ACQUIRER’S OR THE COMPANY’S INTELLECTUAL PROPERTY RIGHTS AND CONFIDENTIAL INFORMATION, TO WHICH THIS SECTION WILL NOT APPLY, ANY DISPUTE (INCLUDING A DISPUTE RELATING TO ANY NON-CONTRACTUAL OBLIGATION) ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT (INCLUDING A DISPUTE RELATING TO ITS EXISTENCE, VALIDITY OR TERMINATION OR THE CONSEQUENCES OF ITS NULLITY) (A “DISPUTE”) SHALL BE EXCLUSIVELY AND DEFINITIVELY SETTLED BY ARBITRATION PURSUANT TO THE RULES OF ARBITRATION OF THE INTERNATIONAL CHAMBER OF COMMERCE (ICC) (THE “RULES”), WHICH RULES ARE INCORPORATED BY REFERENCE INTO THIS SECTION 10.11. THE ARBITRAL TRIBUNAL SHALL CONSIST OF THREE ARBITRATORS APPOINTED ACCORDING TO THESE RULES. THE ARBITRATORS SHALL DECIDE ACCORDING TO THE GOVERNING LAW SPECIFIED IN SECTION 10.12 ABOVE. THE LANGUAGE OF THE ARBITRATION SHALL BE ENGLISH. THE PLACE OF ARBITRATION SHALL BE PARIS, FRANCE.

10.12 Governing Law. This Agreement, all acts and transactions pursuant hereto and all obligations of the parties hereto shall be governed by and construed in accordance with the laws of France without reference to such state’s principles of conflicts of law that would refer a matter to a different jurisdiction.

10.13 Rules of Construction. The parties hereto have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, hereby waive, with respect to this Agreement, each Schedule and each Exhibit attached hereto, the application of any Applicable Law or rule of construction providing that ambiguities in an agreement or other document shall be construed against the party drafting such agreement or document.

10.14 Calculation of U.S. Dollar Amounts. Amounts in U.S. Dollars that are payable, calculable or issuable pursuant to the terms of this Agreement shall be determined based on the fixed United States Dollar to Euro exchange ratio of $1.00 United States Dollar to 1.1207 Euros, a ratio of 0.892299 (the “Exchange Rate”). At any given time the U.S. Dollar amount that is payable, calculable or issuable pursuant to the terms of this Agreement, in the event that the Exchange Rate has changed at such time (such revised exchange rate, the “Revised Rate”), the amount in U.S. Dollars then payable, calculable or issuable shall be adjusted from the amount set forth herein accordingly as follows:

(a) for amounts payable or calculable in cash, the amount payable or calculable shall be determined in accordance with the following formula:

C2 = C1 * (Revised Rate ÷ Exchange Rate)

where “C1” shall be the amount of cash initially payable or calculable pursuant to the terms of this Agreement without adjustment and “C2” shall be the adjusted amount of cash payable;

(b) for amounts issuable in Acquirer Common Stock pursuant to Section 1.3(a), the number of shares of Acquirer Common Stock issuable shall be determined in accordance with the following formula adjusting the Closing Stock Consideration:

S2 = S1 * (Revised Rate ÷ Exchange Rate)

where “S1” shall be the Closing Stock Consideration without any adjustment and “S2” shall be the adjusted Closing Stock Consideration;

(c) for amounts issuable in Acquirer Common Stock pursuant to Section 1.3(b)(i), the number of shares of Acquirer Common Stock shall be determined in accordance with the following formula adjusting the Milestone 1 Stock Consideration:

M1S2 = M1S1 * (Revised Rate ÷ Exchange Rate)

where “M1S1” shall be the Milestone 1 Stock Consideration without any adjustment and “M1S2” shall be the adjusted Milestone 1 Stock Consideration; and

(d) for amounts issuable in Acquirer Common Stock pursuant to Section 1.3(b)(ii), the number of shares of Acquirer Common Stock shall be determined in accordance with the following formula adjusting the Milestone 2 Stock Consideration:

M2S2 = M2S1 * (Revised Rate ÷ Exchange Rate)

where “M2S1” shall be the Milestone 2 Stock Consideration without any adjustment and “M2S2” shall be the adjusted Milestone 2 Stock Consideration.

[SIGNATURE PAGE NEXT]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

MARIN SOFTWARE INCORPORATED

By:	/s/ David A. Yovanno
Name:	David A. Yovanno
Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

SOCIAL MOOV

By:	/s/ Sylvain Eche
Name:	Sylvain Eche
Title:	Chief Executive Officer

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

COMPANY SECURITYHOLDERS

/s/ Véronique Bergeot
Name: Véronique Bergeot

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

COMPANY SECURITYHOLDERS

/s/ Sylvain Eche
Name: Sylvain Eche

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

COMPANY SECURITYHOLDERS

Sylvain Eche Conseil SARL

By:	/s/ Sylvain Eche
Name:	Sylvain Eche
Title:	C.E.O.

[Signature Page to Share Purchase Agreement]

IN WITNESS WHEREOF, Acquirer, the Company, each of the Company Securityholders and the Shareholders’ Agent have caused this Share Purchase Agreement to be executed and delivered by their respective officers thereunto duly authorized (or with respect to the Shareholders’ Agent, personally), all as of the date first written above.

SHAREHOLDERS’ AGENT

By:	/s/ Sylvain Eche
Name:	Sylvain Eche

[Signature Page to Share Purchase Agreement]

EXHIBIT A

Definitions

As used herein, the following terms shall have the meanings indicated below:

“Acquirer Common Stock” means the Common Stock, par value $0.001 per share, of Acquirer.

“Acquirer Equity Awards” means options and/or restricted stock units, as determined by Acquirer in its sole discretion, granted under the Acquirer’s 2013 Equity Incentive Plan.

“Acquirer Stock Price” means the average daily closing sales price of Acquirer Common Stock as reported on NYSE for the 10 consecutive trading days ending two trading days prior to the Agreement Date.

“Acquisition Proposal” means, with respect to the Company, any agreement, offer, proposal or bona fide indication of interest (other than this Agreement or any other offer, proposal or indication of interest by Acquirer), or any public announcement of intention to enter into any such agreement or of (or intention to make) any offer, proposal or bona fide indication of interest, relating to, or involving: (i) any acquisition or purchase from the Company, or from the Company Shareholders, by any Person or Group of more than a 10% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any Person or Group beneficially owning 10% or more of the total outstanding voting securities of the Company or any merger, consolidation, business combination or similar transaction involving the Company, (ii) any sale, lease, mortgage, pledge, exchange, transfer, license (other than in the ordinary course of business consistent with past practice), acquisition, or disposition of more than 10% of the assets of the Company in any single transaction or series of related transactions, (iii) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company, or any extraordinary dividend, whether of cash or other property or (iv) any other transaction outside of the ordinary course of business consistent with past practice the consummation of which would impede, interfere with, prevent or delay, or would reasonably be expected to impede, interfere with, prevent or delay, the consummation of the Share Purchase or the other Transactions.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such Person, including any general partner, managing member, officer or director of such Person or any venture capital fund now or hereafter existing that is controlled by one or more general partners or managing members of, or shares the same management company with, such Person, in each case as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by Contract or otherwise.

“Allowable Accounts Receivable” means the Company’s consolidated accounts receivables as of January 31, 2015 (excluding all accounts receivables as of January 31, 2015 that have been outstanding for more than 120 days from the date of invoice (such excluded accounts receivable, the “Excluded Accounts Receivable”)).

“Anti-Corruption Law” means any Applicable Law relating to anti-bribery or anti-corruption (governmental or commercial), including the Foreign Corrupt Practices Act of 1977, as amended, and any other Applicable Law that prohibits the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any Person, including any Government Official.

“Applicable Law” means, with respect to any Person, any federal, state, foreign, local, municipal or other law, statute, constitution, legislation, principle of common law, resolution, ordinance, code, edict, decree, rule, directive, license, permit, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any Orders applicable to such Person or such Person’s Affiliates or to any of their respective assets, properties or businesses.

“Business” means the business of the Company as currently conducted and as currently proposed to be conducted by the Company.

“Business Day” means a day (i) other than Saturday or Sunday and (ii) on which commercial banks are open for business in San Francisco, California.

“Cash Consideration” means $8,000,000 in cash less (i) an amount in cash equal to the Closing Net Working Capital Shortfall, if any, plus (ii) an amount in cash equal to the Closing Net Working Capital Excess, if any, less (iii) an amount in cash equal to the Closing Net Cash Shortfall, if any, plus (iv) an amount in cash equal to the Closing Net Cash Excess, if any, less (v) an amount in cash equal to Transaction Expenses that are incurred but unpaid as of the Closing; provided, that, if the Cash Consideration is less than $0, then the Cash Consideration shall be $0.

“Cash Escrow Amount” means $1,875,000 in cash.

“Cause” means (i) Company Shareholder’s continued refusal or material failure to perform Company Shareholder’s material duties reasonably expected of Company Shareholder in connection with his or her arrangement to provide services to the Post-Closing Employer; (ii) unprofessional, unethical or fraudulent conduct or conduct that materially discredits Acquirer or the Company or is materially detrimental to the reputation, character or standing of Acquirer or the Company; (iii) dishonest conduct with respect to a material matter, or a deliberate attempt to do an injury to the Acquirer or the Company; (iv) Company Shareholder’s material breach of any material term of any agreement between Company Shareholder’s and the Post-Closing Employer; (v) a criminal act which would reflect badly on Acquirer or the Company; or (vi) Company Shareholder’s failure to cooperate with the Post-Closing Employer in any investigation or formal proceeding; provided that Company Shareholder must be provided with written notice of Company Shareholder’s termination for “Cause” and Company Shareholder must be provided with a 30-day period following Company Shareholder’s receipt of such notice to cure the event(s) that trigger “Cause” (if curable), with the Compensation Committee of Acquirer’s Board of Directors making the final determination whether Company Shareholder has cured any Cause.

“Closing Common Per Share Stock Consideration” means (i) the Closing Stock Consideration divided by (ii) the Fully-Diluted Company Common Stock.

“Closing Net Cash Excess” means the amount, if any, by which the Company Net Cash, as set forth in the Company Closing Financial Certificate, exceeds the Closing Net Cash Target.

“Closing Net Cash Shortfall” means the amount, if any, by which the Closing Net Cash Target exceeds Company Net Cash, as set forth in the Company Closing Financial Certificate.

“Closing Net Cash Target” means €200,000.

“Closing Net Working Capital Excess” means the amount, if any, by which the Company Net Working Capital, as set forth in the Company Closing Financial Certificate, exceeds the Closing Net Working Capital Upper Target.

“Closing Net Working Capital Lower Target” means €900,000.

“Closing Net Working Capital Shortfall” means the amount, if any, by which the Closing Net Working Capital Lower Target exceeds Company Net Working Capital, as set forth in the Company Closing Financial Certificate.

“Closing Net Working Capital Upper Target” means €1,200,000.

“Closing Stock Consideration” means that number of shares of Acquirer Common Stock equal to the quotient of (i) $4,375,000 divided by (ii) the Acquirer Stock Price; provided, that, if the Cash Consideration is less than $0 (disregarding, for this purpose, the proviso in the definition of Cash Consideration), the Stock Consideration shall be reduced by that number of shares of Acquirer Common Stock equal to the quotient of (A) the amount in cash by which the Cash Consideration is less than $0 divided by (B) the Acquirer Stock Price.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Per Share Cash Consideration” means (i) the Cash Consideration divided by (ii) the Fully Diluted Company Common Stock.

“Company Closing Financial Certificate” means a certificate executed by the Chief Financial Officer of the Company dated as of the Closing Date, certifying, as of the Closing, the amount of (i) Company Net Working Capital and calculation of Closing Net Working Capital Shortfall or Closing Net Working Capital Excess, as applicable (including (A) the Company’s balance sheet prepared on a consistent basis with the Company Balance Sheet, (B) an itemized list of each element of the Allowable Accounts Receivable and the Company’s prepaid expenses and other short-term assets and (C) an itemized list of each element of the Company’s consolidated accounts payables and accrued liabilities, (ii) Company Net Cash (including (A) the Company’s balance sheet prepared on a consistent basis with the Company Balance Sheet and (B) an itemized list of each Company Debt with a description of the nature of such Company Debt and the Person to whom such Company Debt is owed), and (iii) any Transaction Expenses that are incurred but unpaid.

“Company Common Stock” means the common shares of the Company.

“Company Debt” means, without duplication: (i) all obligations (including the principal amount thereof or, if applicable, the accreted amount thereof and the amount of accrued and unpaid interest thereon) of the Company, whether or not represented by bonds, debentures, notes or other securities (whether or not convertible into any other security), for the repayment of money borrowed, whether owing to banks, governmental agencies, financial institutions, on equipment leases or otherwise, (ii) all deferred indebtedness of the Company for the payment of the purchase price of property or assets purchased (other than accounts payable incurred in the ordinary course of business), (iii) all obligations of the Company to pay rent or other payment amounts under a lease which is required to be classified as a capital lease or a liability on the face of a balance sheet prepared in accordance with US GAAP, (iv) all outstanding reimbursement obligations of the Company with respect to letters of credit, bankers’ acceptances or similar facilities issued for the account of the Company, (v) all obligations of the

Company under any interest rate swap agreement, forward rate agreement, interest rate cap or collar agreement or other financial agreement or arrangement entered into for the purpose of limiting or managing interest rate risks, (vi) all obligations secured by any Encumbrance existing on property owned by the Company, whether or not indebtedness secured thereby will have been assumed, (vii) all guaranties, endorsements, assumptions and other contingent obligations of the Company in respect of, or to purchase or to otherwise acquire, any of the obligations and other matters of the kind described in any of clauses “(i)” through “(vi)” or “(viii)” appertaining to third parties and (viii) all premiums, penalties, fees, expenses, breakage costs and change of control payments required to be paid or offered in respect of any of the foregoing on prepayment (regardless if any of such are actually paid), as a result of the consummation of the Transactions or in connection with any lender consent.

“Company Net Cash” means (i) the Company’s total cash, cash equivalents and marketable securities (each as defined by and determined in accordance with US GAAP as applied in the Company Balance Sheet) less (ii) the Company Debt (as defined by and determined in accordance with US GAAP as applied in the Company Balance Sheet). For purposes of calculating Company Net Cash, the Company’s cash shall include cash received by the Company upon the exercise and cash payment for Company Warrants, if any.

“Company Net Working Capital” means (i) Allowable Accounts Receivable, prepaid expenses and other short-term assets as of the Closing (each as defined by and determined in accordance with US GAAP and as applied in the Company Balance Sheet) less (ii) the Company’s consolidated accounts payables and accrued liabilities as of the Closing (each as defined by and determined in accordance with US GAAP and as applied in the Company Balance Sheet). For purposes of calculating the Company Net Working Capital, the Company’s liabilities shall include any Pre-Closing Taxes and Taxes described in Section 1.8.

“Company Options” means options to purchase shares of Company Common Stock.

“Company Securityholders” means, collectively, the Company Shareholders and Company Warrantholders.

“Company Shareholders” means (i) with respect to any time before the Closing, collectively, the holders of record of shares of Company Common Stock outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of shares of Company Common Stock outstanding as of immediately prior to the Closing.

“Company Transaction Documents” means this Agreement and each other Transaction Document to which the Company is or will be a party.

“Company Warrantholders” means (i) with respect to any time before the Closing, collectively, the holders of record of Company Warrants outstanding as of such time and (ii) with respect to any time at or after the Closing, collectively, the holders of record of Company Warrants outstanding as of immediately prior to the Closing.

“Company Warrants” means warrants to purchase shares of Company Common Stock.

“Consideration Pro Rata Share” means, with respect to a particular Company Shareholder, a fraction, (i) the numerator of which is the sum of (A) the aggregate amount of cash plus (B) the product of (1) the Acquirer Stock Price multiplied by (2) the aggregate number of shares of Acquirer Common Stock that such Company Shareholder is entitled to be paid and issued, respectively, pursuant to Sections 1.3(a) and 1.3(b) and (ii) the denominator of which is the sum of (A) the aggregate amount of cash plus (B) the product of (1) the Acquirer Stock Price multiplied by (2) the aggregate number of shares of Acquirer Common Stock that all Company Shareholders are entitled to be paid and issued, respectively, pursuant to Sections 1.3(a) and 1.3(b).

“Continuing Employees” means the employees of the Company who are offered continued employment with Acquirer, the Company or one of their respective subsidiaries and who execute an a confidential information and assignment agreement, all other Company policies, including Acquirer’s Insider Trading Policy, and, in each case, who accept employment to remain employees of the Company or become employees of Acquirer or one of its subsidiaries as of immediately after the Closing.

“Contract” means any written or oral legally binding contract, agreement, instrument, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders) as of the Agreement Date or as may hereafter be in effect, including all amendments, supplements, exhibits and schedules thereto.

“Encumbrance” means, with respect to any asset, any mortgage, easement, encroachment, equitable interest, right of way, deed of trust, lien (statutory or other), pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment, claim, community property interest, adverse claim of title, ownership or right to use, right of first refusal, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (i) the voting of any security or the transfer of any security or other asset, (ii) the receipt of any income derived from any asset, (iii) the use of any asset and (iv) the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental, Health and Safety Requirements” means all Applicable Law concerning or relating to worker/occupational health and safety, or pollution or protection of the environment, including those relating to the presence, use, manufacturing, refining, production, generation, handling, transportation, treatment, recycling, transfer, storage, disposal, distribution, importing, labeling, testing, processing, discharge, release, threatened release, control or other action or failure to act involving cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended and as now in effect.

“Equity Interests” means, with respect to any Person, any capital stock of, or other ownership, membership, partnership, joint venture or equity interest in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or giving any Person any right or entitlement to acquire any such capital stock or other ownership, partnership, joint venture or equity interest, in all cases, whether vested or unvested.

“Escrow Pro Rata Share” means, with respect to a particular Company Securityholder, a fraction, (i) the numerator of which is the sum of (A) the aggregate amount of cash plus (B) the product of (1) the Acquirer Stock Price multiplied by (2) the aggregate number of shares of Acquirer Common Stock that such Company Securityholder is entitled to be paid and issued, respectively, pursuant to Section 1.3(a) and (ii) the denominator of which is the sum of (A) the aggregate amount of cash plus (B) the product of (1) the Acquirer Stock Price multiplied by (2) the aggregate number of shares of Acquirer Common Stock that all Company Securityholders are entitled to be paid and issued, respectively, pursuant to Section 1.3(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Founder” means each of Sylvain Eche (and with respect to any calculations that use the number of shares held by a Founder, the shares held in the name of Sylvain Eche Conseil SARL shall be attributable to Sylvain Eche for such calculations, except that with respect to any issuance of shares to Founders pursuant to Section 1.3(b), any shares that would be issued to Sylvain Eche Conseil SARL (by virtue of Sylvain Eche Conseil SARL being deemed a founder pursuant to this parenthetical) shall instead be issued to Sylvain Eche) and Véronique Bergeot.

“Fully-Diluted Company Common Stock” means the sum, without duplication, of (i) the aggregate number of shares of Company Common Stock that are issued and outstanding immediately prior to the Closing and (ii) the aggregate number of shares of Company Common Stock that are issuable upon the exercise of Company Warrants.

“Good Reason” means Company Shareholder’s employment by the Post-Closing Employer is voluntarily terminated by Company Shareholder for any one or more of the following reasons: (i) a material diminution in the Company Shareholder’s authority, duties or responsibilities, provided, however, if by virtue of the Post-Closing Employer or its parent entity being acquired and made a division or business unit of a larger entity following a change in control, Company Shareholder retains substantially similar authority, duties or responsibilities for such division or business unit of the acquiring corporation but not for the entire acquiring corporation, such reduction in authority, duties or responsibilities shall not constitute Good Reason for purposes of this sub-clause (i); (ii) a 10% or greater reduction in his or her level of compensation, which will be determined based on an average of the Company Shareholder’s annual total target cash compensation (annual base salary plus target annual cash incentives) for the prior three calendar years or, if less, the number of years the Company Shareholder has been employed by the Post-Closing Employer; or (iii) a relocation of Company Shareholder to a facility or a location that would increase Company Shareholder’s one-way commute by more than 35 miles from Company Shareholder’s then current place of employment, provided and only if such change, reduction or relocation is effected by the Post-Closing Employer without Company Shareholder’s consent. For the Company Shareholder to receive the shares issuable pursuant to Section 1.3 hereof as a result of a voluntary resignation pursuant to Good Reason, all of the following requirements must be satisfied: (1) the Company Shareholder must provide notice to the Post-Closing Employer of his or her intent to assert Good Reason within 120 days of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii); (2) the Post-Closing Employer will have 30 days from the date of such notice to remedy the condition and, if it does so, the Company Shareholder may withdraw his or her resignation or may resign without receiving the shares issuable pursuant to Section 1.3 hereof; and (3) any termination of employment under this provision must occur within six months of the initial existence of one or more of the conditions set forth in subclauses (i) through (iii). Should the Post-Closing Employer remedy the condition as set forth above and then one or more of the conditions arises again within 12 months following the occurrence of a change in control, Company Shareholder may assert Good Reason again subject to all of the conditions set forth herein.

“Government Official” means (i) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party, political party official or candidate for political office, (iii) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a company, business, enterprise or other entity owned, in whole or in part, or controlled by any Governmental Entity or (iv) any official, employee, agent or representative of, or any Person acting in an official capacity for or on behalf of, a public international organization.

“Governmental Entity” means any supranational, national, state, municipal, local or foreign government, any court, tribunal, arbitrator, administrative agency, commission or other Government Official, authority or instrumentality, in each case whether domestic or foreign, any stock exchange or similar self-regulatory organization or any quasi-governmental or private body exercising any executive, legislative, judicial, regulatory, Tax Authority or other functions of, or pertaining to, government authority (including any governmental or political division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Group” has the meaning ascribed to such term under Section 13(d) of the Exchange Act, the rules and regulations thereunder and related case law.

“IRS” means the United States Internal Revenue Service.

“knowledge” means, with respect to any fact, circumstance, event or other matter in question, the knowledge of such fact, circumstance, event or other matter after reasonable inquiry of (i) an individual, if used in reference to an individual or (ii) with respect to any Person that is not an individual, the executive officers of such Person, and with respect to the Company, in addition to the executive officers of the Company, the Key Employees; provided that any executive officer or Key Employee, as applicable, will be deemed to have knowledge of a particular fact, circumstance, event or other matter if (A) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic, including electronic mails sent to or by such individual) in, or that have been in, the possession of such executive officer or Key Employee, including his or her personal files, (B) such fact, circumstance, event or other matter is reflected in one or more documents (whether written or electronic) contained in books and records of such executive officer’s or Key Employee’s employer that would reasonably be expected to be reviewed by an individual with the duties and responsibilities of such executive officer or Key Employee, (C) such knowledge could be obtained from reasonable inquiry of the persons charged with administrative or operational responsibility for such for such executive officer’s or Key Employee’s employer or (D) such knowledge could be obtained from reasonable inquiry of such executive officer’s or Key Employee’s direct subordinates or reports.

“LD&A Jupiter Fees” shall mean expenses payable to LD&A Jupiter in an amount not greater than $595,270 (and any amount greater than $595,270 shall be included in Transaction Expenses)

“Legal Proceeding” means any private or governmental action, inquiry, claim, counterclaim, proceeding, suit, hearing, litigation, audit or investigation, in each case whether civil, criminal, administrative, judicial or investigative, or any appeal therefrom.

“Liabilities” (and, with correlative meaning, “Liability”) means all debts, liabilities, commitments and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, liquidated or unliquidated, asserted or unasserted, known or unknown, whenever or however arising, including those arising under Applicable Law or any Legal Proceeding or Order of a Governmental Entity and those arising under any Contract, regardless of whether such debt, liability, commitment or obligation would be required to be reflected on a balance sheet prepared in accordance with US GAAP or disclosed in the notes thereto.

“Material Adverse Effect” with respect to any Person means any change, event, violation, inaccuracy, circumstance or effect (each, an “Effect”) that, individually or taken together with all other Effects, and regardless of whether such Effect constitutes an inaccuracy in the representations or warranties made by, or a breach of the covenants, agreements or obligations of, such Person herein, (i) is, or would reasonably be likely to be or become, materially adverse in relation to the near-term or longer-term condition (financial or otherwise), assets (including intangible assets), Liabilities, business, prospects, capitalization, employees, operations or results of operations of such Person and its subsidiaries, taken as a whole, except to the extent that any such Effect directly results from: (A) changes in general economic conditions (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (B) changes affecting the industry generally in which such Person operates (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), (C) changes in the Accounting Principles (provided that such changes do not affect such Person disproportionately as compared to such Person’s competitors), or (D) the outbreak or escalation of war, hostilities or terrorist activities in or involving the United States or France (provided that such events do not affect such Person disproportionately as compared to such Person’s competitors) or (ii) adversely affects, or would reasonably be likely to adversely affect, such Person’s ability to perform or comply with the covenants, agreements or obligations of such Person herein or to consummate the Transactions in accordance with this Agreement and Applicable Law.

“Milestone 1 Per Share Stock Consideration” means (i) the Milestone 1 Stock Consideration divided by (ii) the aggregate number of shares of Company Common Stock held by the Company Shareholders that are issued and outstanding immediately prior to the Closing.

“Milestone 1 Stock Consideration” means that number of shares of Acquirer Common Stock equal to (i) $3,187,500 divided by (ii) the Acquirer Stock Price.

“Milestone 2 Per Share Stock Consideration” means (i) the Milestone 2 Stock Consideration divided by (ii) the aggregate number of shares of Company Common Stock held by the Company Shareholders that are issued and outstanding immediately prior to the Closing.

“Milestone 2 Stock Consideration” means that number of shares of Acquirer Common Stock equal to (i) $3,187,500 divided by (ii) the Acquirer Stock Price.

“NYSE” means the New York Stock Exchange, any successor stock exchange operated by NYSE Euronext or any successor thereto.

“Order” means any judgment, writ, decree, stipulation, determination, decision, award, rule, preliminary or permanent injunction, temporary restraining order or other order.

“Permitted Encumbrances” means: (i) statutory liens for Taxes that are not yet due and payable or liens for Taxes being contested in good faith by any appropriate proceedings for which adequate reserves have been established, (ii) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements, (iii) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Applicable Law, (iv) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies and other like liens, (v) liens in favor of customs and revenue authorities arising as a matter of Applicable Law to secure payments of customs duties in connection with the importation of goods and (vi) non-exclusive object code licenses of software by the Company in the ordinary course of business consistent with past practice on its standard unmodified form of customer agreement (a copy of which has been provided to Acquirer).

“Person” means any natural person, company, corporation, limited liability company, general partnership, limited partnership, limited liability partnership, trust, estate, proprietorship, joint venture, business organization or Governmental Entity.

“Post-Closing Employer” means Acquirer, the Company or any of their respective Subsidiaries that is employing a Company Shareholder following the Closing.

“Pre-Closing Taxes” means any (i) Taxes of the Company and its Affiliates for a Taxable period (or portion thereof) ending on or prior to the Closing Date and (ii) any Taxes of any other Person for which the Company (and/or its Affiliates) is liable if the agreement, event or occurrence giving rise to such Liability occurred on or before the Closing Date. In the case of any Taxes of the Company that are imposed on a periodic basis and that are payable for a Taxable period that includes (but does not end on) the Closing Date, such Taxes shall (i) in the case of property, ad valorem or other Taxes that accrue based upon the passage of time, be deemed to be Pre-Closing Taxes in an amount equal to the amount of such Taxes for the entire Taxable period multiplied by a fraction, the numerator of which is the number of days in the Taxable period through and including the Closing Date and the denominator of which is the number of days in the entire Taxable period, and (ii) in the case of any other Taxes, be deemed to be Pre-Closing Taxes in an amount equal to the amount of Taxes that would be payable if the relevant Taxable period ended on the Closing Date. Any credits relating to a Taxable period that includes (but does not end on) the Closing Date shall be taken into account as though the relevant Taxable period ended on the Closing Date.

“Purchase Consideration” means the Cash Consideration plus the Closing Stock Consideration plus the Additional Consideration.

“Representatives” means, with respect to a Person, such Person’s officers, directors, Affiliates, stockholders or employees, or any investment banker, attorney, accountant, auditor or other advisor or representative retained by any of them.

“Restricted Stock” means that number of shares of Acquirer Common Stock received pursuant to Section 1.3(a) equal to (i) $1,875,000 divided by (ii) the Acquirer Stock Price.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsidiary” means any corporation, partnership, limited liability company or other Person of which the Company, either alone or together with one or more Subsidiaries or by one or more other Subsidiaries (i) directly or indirectly owns or purports to own, beneficially or of record securities or other interests representing more than 50% of the outstanding equity, voting power, or financial interests of such Person or (ii) is entitled, by Contract or otherwise, to elect, appoint or designate directors constituting a majority of the members of such Person’s board of directors or other governing body.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) means (i) any net income, alternative or add-on minimum tax, gross income, estimated, gross receipts, sales, use, ad valorem, value added, transfer, franchise, fringe benefit, capital stock, profits, license, registration, withholding, payroll, social security (or equivalent), employment, unemployment, disability, excise, severance, stamp, occupation, premium, property (real, tangible or intangible), environmental or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount (whether disputed or not) imposed by any Governmental Entity responsible for the imposition of any such tax (domestic or foreign) (each, a “Tax Authority”), (ii) any Liability for the payment of any amounts of the type described in clause (i) of this sentence as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group for any Taxable period and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) of this sentence as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to assume such Taxes or to indemnify any other Person.

“Tax Return” means any return, statement, report or form (including estimated Tax returns and reports, withholding Tax returns and reports, any schedule or attachment, and information returns and reports) filed or required to be filed with respect to Taxes.

“Total Amount” means (i) the Cash Consideration and (ii) that number of shares of Acquirer Common Stock equal to the quotient of (A) $10,750,000 divided by (B) the Acquirer Stock Price.

“Transaction Document” means, collectively, this Agreement and each other agreement or document referred to in this Agreement or to be executed in connection with any of the Transactions.

“Transaction Expenses” means all third-party fees, costs, expenses, payments and expenditures incurred by or on behalf of the Company in connection with the Share Purchase, this Agreement and the Transactions, whether or not incurred, billed or accrued (including (i) any fees, costs expenses, payments and expenditures of legal counsel and accountants, (ii) the maximum amount of fees costs, expenses, payments and expenditures payable to brokers, finders, financial advisors, investment bankers or similar Persons notwithstanding any earnouts, escrows or other contingencies, (iii) all bonuses or severance obligations owed by the Company to the Company’s directors, employees and/or consultants in connection with the Share Purchase that are unpaid as of the Closing including any payroll Taxes that are imposed thereon, (iv) any such fees, costs, expenses, payments and expenditures incurred by Company Securityholders paid for or to be paid for by the Company and (v) any fees, costs, expenses, payments, expenditures and taxes incurred and owed to a Governmental Entity in connection with or related to the Share Purchase or Transactions); provided, that, the LD&A Jupiter Fees shall be excluded in Transaction Expenses.

“Unvested Company Shares” means shares of Company Common Stock that are not vested under the terms of any Contract with the Company or subject to forfeiture or a right of repurchase by the Company (including any stock option agreement, stock option exercise agreement or restricted stock purchase agreement).

“US GAAP” means United States generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board and the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board, that are applicable to the circumstances of the date of determination, consistently applied.

Other capitalized terms used herein and not defined in this Exhibit A shall have the meanings assigned to such terms in the following Sections:

“Accounting Principles”	2.4(a)
“Accounts Receivable”	2.4(e)
“Accurate Project Contads Amount”	1.3(d)
“Acquirer NWC Notice”	1.6(b)
“Acquirer’s Difference”	1.6(h)
“Acquirer”	Preamble
“Additional Consideration”	1.3(b)
“Additional Shares”	1.4(c)
“Adverse Disclosure”	6.13(a)
“Agreement Date”	Preamble
“Agreement”	Preamble
“Author”	2.9(g)
“Base Shares”	1.4(c)
“Basket”	9.3(a)
“Claim Certificate”	9.5(a)
“Claims Period”	9.4
“Closing Date”	1.1
“Closing”	1.1
“Company”	Preamble
“Company Authorizations”	2.7(b)
“Company Balance Sheet Date”	2.4(b)
“Company Balance Sheet”	2.4(b)
“Company Data”	2.9(a)(i)
“Company Data Agreement”	2.9(a)(ii)
“Company Databases”	2.9(q)(viii)
“Company Disclosure Letter”	Article II
“Company Employee Plans”	2.11(a)
“Company Intellectual Property”	2.9(a)(iii)
“Company Intellectual Property Agreements”	2.9(a)(iv)
“Company-Licensed Data”	2.9(q)(ix)
“Company-Owned Data”	2.9(q)(x)
“Company-Owned Intellectual Property”	2.9(a)(v)
“Company Privacy Policies”	2.9(a)(vi)

“Company Privacy Commitments”	2.9(q)(i)
“Company Products”	2.9(a)(vii)
“Company Registered Intellectual Property”	2.9(a)(viii)
“Company Sale”	1.3(b)(iv)
“Company Source Code”	2.9(a)(ix)
“Company Spin-Off”	1.3(b)(iv)
“Company Voting Debt”	2.2(e)
“Company Websites”	2.9(a)(x)
“Confidential Information”	2.9(i)
“Confidentiality Agreement”	6.2(a)
“Damages”	6.13(b)
“Disclosure Materials”	1.2(b)(xxi)
“Disposition”	1.4(c)(i)
“Employee Documents”	Recitals
“Employee Grants”	6.10
“Employment Agreement Amendment”	1.2(b)(xxii)
“Escrow Agent”	9.1(a)
“Escrow Agreement”	9.1(a)
“Escrow Fund”	9.1(a)
“Escrow Release Date”	9.1(a)
“Exchange Rate”	10.14
“Existing Offer Letter”	Recitals
“Export Approvals”	2.19
“Final Net Cash”	1.6(g)
“Final Net Cash Shortfall”	1.6(g)
“Final Net Working Capital”	1.6(f)
“Final Net Working Capital Shortfall”	1.6(f)
“Financial Statements”	2.4(a)
“Fundamental Claims”	9.3(c)
“Future Acquiring Party”	1.3(b)(iv)
“Government Contract”	2.15(a)(xxvi)
“Hedging Transaction”	1.4(c)(i)
“ICT Infrastructure”	2.9(p)(i)

“Indemnifiable Damages”	9.2(a)
“Indemnified Person”	9.2(a)
“Intellectual Property”	2.9(a)(xi)
“Intellectual Property Rights”	2.9(a)(xii)
“Key Employee”	Recitals
“Lapse Date”	1.4(c)(i)
“Lock-Up Shares”	1.4(c)
“Material Contracts”	2.15(a)
“Minority Shareholders”	1.2(b)(xx)
“New Litigation Claim”	6.5
“Non-Competition Provisions”	Recitals
“Notice of Objection”	1.6(c)
“NWC Calculations”	1.6(b)
“Open Source Materials”	2.9(a)(xiii)
“Organizational Documents”	1.2(b)(iii)
“Personal Data”	2.9(a)(xiv)
“Post-Closing Received AR”	1.3(c)
“Privacy Laws”	2.9(a)(xv)
“Process” or “Processing”	2.9(a)(xvi)
“Project Contads R&D Amount”	1.3(d)

“Proprietary Information and Technology”	2.9(a)(xvii)
“Regulation S”	3.7(a)
“Released Parties”	3.11(a)
“Relevant Persons”	3.11(a)
“Resale Registration Statement”	6.13(a)
“Reviewing Accountant”	1.6(e)
“Revised Rate”	10.14
“Share Purchase”	Recitals
“Shareholder Claims”	3.11(a)
“Shareholders’ Agent”	Preamble
“Significant Customer”	2.20
“Significant Supplier”	2.21
“Special Representations”	9.3(b)
“Spreadsheet”	6.7
“Shareholders’ Agent’s Difference”	1.6(h)
“Termination Date”	8.1(b)
“Third-Party Claim”	9.8
“Third-Party Claim Deadline”	9.5(b)
“Third-Party Intellectual Property”	2.9(a)(xviii)
“Transactions”	Recitals

EXHIBIT B

Form of Domain Names Assignment Agreement

THIS DOMAIN NAMES ASSIGNMENT AGREEMENT is made on [—] 2015:	CE CONTRAT DE CESSION DE NOMS DE DOMAINE est conclu le [—] 2015 :

BETWEEN:	ENTRE:

(1)    Sylvain Eche Conseil, a French limited liability company with a share capital of 4,100,000 euros, registered with the Commercial and Companies Registry of Paris under number 484 821 715, whose registered office is located at 79 avenue Ledru-Rollin, 75012 Paris, France, represented by Sylvain Eche, in his capacity as Manager (the Assignor);

(1)    SYLVAIN ECHE CONSEIL, Société A Responsabilité Limitée au capital social de 4.100.000 euros, immatriculée au Registre du Commerce et des Sociétés de Paris sous le numéro 484 821 715, ayant son siège social 79 avenue Ledru-Rollin, 75012 Paris, France, représentée par Monsieur Sylvain Eche, en sa qualité de gérant (le Cédant);

AND	ET

(2)    Social Moov, a French limited liability company with a share capital of 736,425 euros, registered with the Commercial and Companies Registry of Paris under number 531 968 873, whose registered office is located at 79 avenue Ledru-Rollin, 75012 Paris, France, represented by Sylvain Eche, in his capacity as President, (the Assignee).

(2)    SOCIAL MOOV, Société par Actions Simplifiée au capital social de 736,425 euros, immatriculée au Registre du Commerce et des Sociétés de Paris sous le numéro 531 968 873, ayant son siège social 79 avenue Ledru-Rollin, 75012 Paris, France, représentée par Sylvain Eche, en sa qualité de Président, (le Cessionnaire).

The Assignor and the Assignee being collectively referred to below as the Parties and individually as a Party.	Le Cédant et le Cessionnaire étant ci-après désignés ensemble comme les Parties et individuellement la Partie.

WHEREAS:	IL A ETE PREALABLEMENT EXPOSE CE QUI SUIT :

(A) The Assignor is the owner of the domain names listed in Schedule 1 (the Domain Names).	(A) Le Cédant est titulaire des noms de domaines figurant dans l’Annexe 1 (les Noms de Domaine).

(B) Marin Software and the Assignee’s shareholders have entered into a share sale and purchase agreement dated [—] 2015 (the SPA) whereby the Assignee’s shareholders have agreed to sell to Marin Software all of the shares of the Assignee.	(B) MARIN SOFTWARE et les actionnaires du Cessionnaire ont conclu un contrat d’acquisition et de cession d’actions en date du [—] 2015 (le Contrat de Cession) aux termes duquel les actionnaires du Cessionnaire ont accepté de vendre l’intégralité des actions du Cessionnaire à MARIN SOFTWARE.

(C) Under the SPA, the Assignee has undertaken to purchase on the completion date of the contemplated transaction the Domain Names from the Assignor.	(C) Aux termes du Contrat de Cession, le Cessionnaire s’est engagé à acquérir à la date de réalisation de la transaction envisagée les Noms de Domaine du Cédant.

(D) The Parties have therefore agreed to enter into this Domain name assignment agreement (the Agreement) whereby the Assignor wishes to assign the Domain Names and the Assignee wishes to purchase the Domain Names under the terms and subject to the conditions set out in the Agreement.	(D) Les Parties ont ainsi convenu de conclure ce contrat de cession de Noms de Domaine (le Contrat) aux termes duquel le Cédant souhaite céder les Noms de domaine et le Cessionnaire souhaite acquérir les Noms de Domaine selon les termes et dans les conditions prévus dans le Contrat.

IT IS THEREFORE AGREED AS FOLLOWS:	LES PARTIES SONT CONVENUES DE CE QUI SUIT :

1. ASSIGNMENT	1. CESSION

In consideration of payment by the Assignee to the Assignor of a sum of EUR 100 (ONE HUNDRED EURO) ex VAT, receipt of which is hereby expressly acknowledged by the Assignor, the Assignor hereby assigns to the Assignee (i) all of its right, title and interest in and to the Domain Names on an exclusive basis and worldwide, (ii) together with all income, royalties or damages for past or future acts of infringement that become due with respect to the Domain Names.	En contrepartie de la somme de EUR 100 (CENT EURO) HoT qui sera versée par le Cessionnaire au Cédant et dont la réception est expressément confirmée dans le présent Conrat par le Cessionnaire, le Cédant cède par la présente (i) l’ensemble des droits, titres et intérêts afférents aux Noms de domaine à titre exclusif et pour le monde entier, (ii) ainsi que tous revenus, redevances ou dommages et intérêts dus au titre des actes de contrefaçon passés ou futurs qui deviennent exigibles relatifs au Noms de domaine.

The Assignor further covenants that it will execute all documents, papers, forms and authorisations and take all other actions that may be necessary for securing, completing or vesting in the Assignee full right, title and interest in the Domain Names.	Le Cédant s’engage par ailleurs à signer tout document, formulaire et autorisation et à prendre toute mesure nécessaire afin de garantir, établir ou transférer au Cessionnaire l’ensemble des droits, titres et intérêts afférents aux Noms de Domaine.

2. EFFECTIVE DATE	2. ENTREE EN VIGUEUR

The present Agreement shall enter into force on the date of signature of the Agreement by the Parties.	Le présent contrat entre en vigueur à la date de sa signature par les Parties.

3. WARRANTIES	3. GARANTIES

The Assignor declares and warrants that it has the exclusive ownership of the Domain Names which are vested solely and beneficially in the Assignor and that the Assignor has the right to transfer the Domain Names to the Assignee.	Le Cédant déclare et garantit avoir la propriété pleine et entière à titre exclusif des Noms de domaine et être pleinement habilité à transférer les Noms de Domaine au Cessionnaire.

The Assignor declares and represents that there is no litigation or other dispute arising from or relating to the Domain Names. The Assignor further declares and warrants that no share, interest, security or any other right to the Domain Names has been transferred, assigned or granted to any third party.	Le Cédant déclare et garantit qu’il n’y a aucun contentieux ou autre litige relatif aux Noms de Domaine. Le Cédant déclare et garantit par ailleurs qu’aucune part, intérêt, sûreté ou autre droit sur les Noms de Domaine n’a été transféré, cédé ou accordé à un tiers.

The Assignor declares and warrants that it shall not disturb the quiet enjoyment of the Domain Names by the Assignor.	Le Cédant déclare et garantit qu’il ne troublera pas la jouissance paisible des Noms de Domaine par le Cessionnaire.

The Assignee acknowledges that the Assignor gives no further representation, warranty, indemnity or guarantee in respect of the Domain Names.	Le Cessionnaire reconnait que le Cédant ne concède aucune autre déclaration, garantie ou indemnité au titre des Noms de Domaine.

4. ASSIGNOR’S OBLIGATIONS	4. OBLIGATIONS DU CÉDANT

The Assignor, as of the effective date, undertakes to fulfil the following obligations:	Le Cédant s’engage à respecter les obligations suivantes à compter de l’entrée en vigueur du présent Contrat :

- no longer use the Domain Names;	- ne plus utiliser les Noms de Domaine ;

-        complete all the necessary formalities before the relevant Registrar, or any other entity, to formalise the assignment under this Agreement within thirty (30) days from the effective date of the Agreement;

-        remplir toutes les formalités nécessaires auprès du Registrar compétent, ou de toute autre entité compétente, pour formaliser la cession objet des présentes dans les trente (30) jours à compter de l’entrée en vigueur du Contrat;

- facilitate compliance with administrative formalities, if any, to be completed by the Assignee;	- faciliter le respect des éventuelles formalités administratives à remplir par le Cessionnaire ;

- not to register domain names, trademarks or any other distinctive signs, containing identical or confusingly similar terms to those covered by the Domain Names.	- ne pas déposer de noms de domaine, de marques, ou tout autre signe distinctif, contenant les dénominations, identiques ou présentant un risque de confusion, couvertes par les Noms de Domaine.

5. ASSIGNEE’S OBLIGATIONS	5. OBLIGATIONS DU CESSIONNAIRE

The Assignee, as of the effective date, undertakes to fulfil the following obligations:	Le Cessionnaire s’engage à respecter les obligations suivantes à compter de l’entrée en vigueur du présent Contrat :

- pay all the registration costs for this Assignment;	- prendre à sa charge l’intégralité des frais d’enregistrement de cette cession ;

- to register the Agreement with any tax authorities (if required) and to pay (if required) the corresponding registration tax.	- déposer le Contrat auprès de toute administration fiscale (le cas échéant) et payer (le cas échéant) les taxes d’enregistrement correspondantes.

6. GOVERNING LAW AND JURISDICTION	6. LOI APPLICABLE – ATTRIBUTION DE COMPETENCE

The Agreement is governed by French law.	Le présent Contrat est soumis à la loi française.

The Parties agree that for any dispute arising out of the validity, construction or enforcement of this Agreement, the Paris First Instance Court shall have jurisdiction, notwithstanding several defendants or call into guarantee, even in provisional, summary or ex parte proceedings.	Pour tout différend survenant entre les Parties au sujet de la validité, de l’interprétation ou de l’exécution du présent Contrat, il est fait attribution de compétence au tribunal de grande instance de Paris, nonobstant pluralité de défendeurs ou appel en garantie, même pour les procédures conservatoires, en référé ou par requête.

7. STATEMENT OF SINCERITY	7. AFFIRMATION DE SINCERITE

The parties state, under penalty of the sentences pursuant to Article 1837 of the French Tax Code, that this Agreement contains the whole agreed price	Les Parties affirment, sous les peines édictées à l’article 1837 du Code général des impôts, que le présent Contrat exprime l’intégralité du prix convenu.

8. POWERS	8. POUVOIRS

All powers are given to the holders of an original of this Agreement to request or carry out any formality, registration, publication, filing and mention, anywhere and in any Administration when needed.	Tous pouvoirs sont donnés au porteur d’un original des présentes pour requérir ou effectuer toutes formalités, enregistrement, publication, dépôt et mention, partout et dans toute administration où besoin sera.

Made in four (4) original copies.		En quatre (4) exemplaires originaux.

Signed by	Mr. Sylvain Eche	Pour	M. Sylvain Eche

	Director of Sylvain Eche Conseil		Gérant de Sylvain Eche Conseil

Signed by	Mr. Sylvain Eche	Pour	Mr. Sylvain Eche

	President of Social Moov		Président de Social Moov

ANNEXE 1 / SCHEDULE 1

NOMS DE DOMAINE / DOMAIN NAMES

Noms de domaine / Domain names	Territoire/ Territory	Date d’enregistrement/ Registration date	Date de renouvellement/ Renewal date	Titulaire/ Legal owner

fcbx.fr	France	23.09.2012	23.09.2015	Sylvain Eche Conseil

mysocialpixel.com	International	23.07.2012	23.07.2016	Sylvain Eche Conseil

socialmoov.co.uk	Royaume Uni / United Kingdom	06.04.2012	06.04.2016	Sylvain Eche Conseil

socialmoov.com	International	16.04.2011	16.04.2017	Sylvain Eche Conseil

socialmoov.de	Allemagne/ Germany	06.04.2012	05.04.2015	Sylvain Eche Conseil

socialmoov.es	Espagne/ Spain	06.04.2012	06.04.2015	Sylvain Eche Conseil

socialmoov.fr	France	16.04.2011	16.04.2015	Sylvain Eche Conseil

socialmoov.it	Italie / Italy	06.04.2012	06.04.2015	Sylvain Eche Conseil